UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2025
BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

economic and financial analysis report

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4Q 24

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Managerial Analysis of Results

Our operational improvements are leading to increased profitability in a way that is both steady and reliable. In 2024, we took advantage of opportunities to grow in line of high net interest income, even if they have lower gross spreads, which provided us with better results and a higher percentage of collateralized credit. The transformation plan has started to yield tangible results. Looking ahead and considering the potentially more challenging macroeconomic environment, we have adjusted our risk appetite and the conditions for offering credit. We are committed to ensuring that our journey is sustainable by progressing safely, controlling credit costs, investing in transformation, and prioritizing clients in decision-making.

Recurring net income was R$5.4 billion in 4Q24, resulting in an ROAE of 12.7% and another quarter of profitability growth. In 2024, our profit reached R$19.6 billion, which represented an increase of 20% compared to the previous year.

The loan portfolio grew steadily in 4Q24, particularly in low-risk lines with good net interest income, following a similar pattern observed in the previous quarter. We ended the year with some of the highest percentages of secured lines in our loan portfolio in recent years.

In terms of credit for individual clients, our portfolio experienced significant growth across various segments in 4Q24, including rural, real estate, personal loans and vehicles. There has been some improvement in Cards, particularly significant among high-income clients. In 2024, the Individual loan portfolio increased by 13.3% compared to the previous year.

In MSME, we continue to prioritize credit origination for medium-sized enterprises, which are at lower risk, and in secured credit lines for small-sized enterprises. Our loans to MSMEs grew 28.0% y/y in 2024. For large companies, the portfolio remained relatively stable over the quarter and grew 2.5% for the year.

Delinquencies in the loan portfolio, specifically for delays of more than 90 days, fell by 0.2 p.p. over the quarter and 1.1 p.p. over the year. The reduction was seen in all segments and was more pronounced in MSME. Our coverage ratio remained stable over the quarter.

Revenue grew 5.4% q/q and 7.9% y/y in 4Q24, excluding our increased stake in Cielo, and was driven by strong growth in three key components: total financial NII, fee and commission income and insurance.

The performance of insurance operations stood out for the year, with ROAE at 25.1% in 4Q24. The operating income from insurance operations was R$5.5 billion for the quarter (9.6% q/q and 16.6% y/y) and net income topped R$2.5 billion (6.6% q/q and 1.9% y/y), driven by financial income and continued operational enhancements, particularly due to a reduction in the claims ratio.

Operating expenses rose 8.8% q/q and 7.5% y/y in the quarter, excluding the increased stake in Cielo, which were in line with our initial estimates.

Tier 1 capital stood at 12.4%, down 0.3 p.p. compared to 3Q24. We allocated R$11.3 billion in Interest on Shareholders' Equity in 2024. In capital, the combined effects of the implementation of Resolution No. 4,966 and the new changes to operational risk totaled 0.37 p.p., helping Tier 1 capital increase from 12.4% to 12.8% from January 2025.

Regarding the 2024 guidance, the total financial net interest income and expanded loan loss provisions fell below the expected range. This was attributed to the opportunity to grow more than anticipated in certain secured lines. Combining the two lines, our net financial NII reached R$34.0 billion in 2024, close to the top of the implied guidance range of R$28.1 billion to R$34.8 billion. The growth of our expanded portfolio was 11.9%, above guidance. Excluding the increased stake in Cielo, the other aspects of the guidance met the expected forecasts, especially insurance and fee and commission income, which were close to the upper limit of the range.

In 2025, we expect revenue growth, with controlled credit risk, to be the primary factor contributing to the improvement in our profitability. Total net interest income has a positive prospect of growing, despite potential economic difficulties. The insurance sector is expected to improve and is expected to be significantly influenced by both its operational and financial components. Fee and commission income is expected to rise moderately. The cost of credit is expected to remain stable. Operating expenses will continue to be pressured by, among other things, investments in the transformation plan. To sum up, we believe that our profitability will continue to steadily increase.

The transformation plan is ongoing, and we will continue to invest in its development in 2025. Some notable progress was seen in 4Q24. We have made great strides in the way we serve clients by focusing more on our digital channels and banking correspondents at Bradesco Expresso and closing physical service locations. We opened another platform dedicated to agribusiness for the middle market, and 28 more business branches, in addition to the launch of the new Principal segment. We have intensified efforts to enhance how companies manage their financial resources and cash flow. We have started the expansion of enterprise agility. In credit, we have improved risk management with better behavioral models and separation of clients into clusters of volatility. In terms of our focus on people, based on our culture research, we identified and defined opportunities for development, sharing them with our employees. In 2025, we ramped up our transformation plan across all areas of operation, making sure that clients remain at the heart our decision-making process.

We remain committed to sustainable business practices and support our clients in the transition to a greener, more resilient and inclusive economy. By the end of 2024, we will have allocated R$305 billion to sectors and activities with socio-environmental benefits.

The following information details our performance in 4Q24, including financial performance, balance sheet and various indicators.

enjoy the reading!

highlights 2024 | 4Q24

consolidated recurring net income

R$19.6 bi

△ 3.4% q/q
△ 20.0% 24 x 23

ROAE 4Q24 **12.7%**
△ 0.3 p.p. q/q △ 5.8 p.p. y/y

main data selected 4Q24

total revenue
R$32.3 bi (1)
△ 5.4% q/q △ 7.9% y/y

total net interest income
△ 6.2% q/q △ 5.4% y/y

fee and commission income (2)
△ 1.8% q/q △ 7.9% y/y

insurance, pension plans and capitalization bonds
△ 9.6% q/q △ 16.6% y/y

cost of credit
R$7.5 bi
△ 4.7% q/q ▽ 29.1% y/y

Loan Loss Provision / Portfolio (% Annualized)

Stable cost of credit



4.8
3.5
3.2
3.0
3.0
4Q23
1Q24
2Q
3Q
4Q

personnel + administrative expenses (3)
R$13.1 bi
△ 6.7% q/q △ 5.6% y/y

Considering the effect of the increase in stake Cielo: (1) 5.9% q/q and 9.7% y/y; (2) 3.6% q/q and 13.7% y/y; and (3) 7.0% q/q and 7.2% y/y.

loan portfolio

R$981.7 bi
△ 4.0% q/q
△ 11.9% 24 x 23

individuals
R$414.1 bi
△ 4.3% q/q
△ 13.3% 24 x 23

companies
R$567.6 bi
△ 3.8% q/q
△ 10.9% 24 x 23

MSME
△ 11.2% q/q
△ 28.0% 24 x 23

LC
▽ 0.3% q/q
△ 2.5% 24 x 23

delinquency ratio

15 to 90 days
3.4%
Stable q/q
▽ 0.7 p.p. 24 x 23

+90 days
4.0%
▽ 0.2 p.p. q/q
▽ 1.1 p.p. 24 x 23

basel – tier I

12.4%
▽ 0.3 p.p. q/q ▽ 0.8 p.p. 24 x 23

insurance group

recurring net income
R$9.1 bi
△ 6.6% q/q △ 0.8% 24 x 23

ROAE 4Q24
25.1%
△ 1.4 p.p. q/q △ 0.3 p.p. y/y

revenue
R$121.1 bi
△ 0.1% q/q △ 13.6% 24 x 23

claims ratio 4Q24
72.2%
▽ 4.0 p.p. q/q ▽ 6.3 p.p. 24 x 23

key highlights

- Profitability continues to grow in a gradual and safe way, driven by revenues
- NII net of provisions evolved, demonstrating the strategy of credit growth with adequate mix
- Loan portfolio with balanced growth and continuous improvement of delinquency ratios
- Adjustment of the risk appetite in view of the prospective macro scenario
- Insurance maintains operational improvement and growth of the ROAE
- The transformation program continues to be driven, contributing to operational performance.

recurring net income statement

R$ million	4Q24	3Q24	4Q23	12M24	12M23	Variation % 4Q24 x 3Q24	Variation % 4Q24 x 4Q23	Variation % 12M24 x 12M23
\\ Net Interest Income	**16,995**	**15,999**	**16,128**	**63,726**	**65,196**	**6.2**	**5.4**	**(2.3)**
Client NII	16,153	15,635	15,432	61,565	64,885	3.3	4.7	(5.1)
Market NII	842	364	696	2,161	311	-	21.0	-
\\ Expanded Loan Loss Provision	**(7,460)**	**(7,127)**	**(10,524)**	**(29,688)**	**(39,545)**	**4.7**	**(29.1)**	**(24.9)**
\\ NII Net of Provisions	**9,535**	**8,872**	**5,604**	**34,038**	**25,651**	**7.5**	**70.1**	**32.7**
Income from Insurance, Pension Plans and Capitalization Bonds	5,531	5,048	4,745	19,220	17,879	9.6	16.6	7.5
Fee and Commission Income [(1)]	10,262	9,904	9,028	38,344	35,642	3.6	13.7	7.6
Operating Expenses [(1)]	(16,418)	(15,050)	(14,935)	(59,294)	(54,230)	9.1	9.9	9.3
Personnel Expenses	(6,773)	(6,504)	(6,238)	(25,514)	(23,879)	4.1	8.6	6.8
Other Administrative Expenses	(6,315)	(5,728)	(5,972)	(23,255)	(22,600)	10.2	5.7	2.9
Other Income / (Operating Expenses)	(3,330)	(2,818)	(2,725)	(10,525)	(7,751)	18.2	22.2	35.8
Tax Expenses	(2,031)	(2,120)	(2,077)	(8,084)	(7,942)	(4.2)	(2.2)	1.8
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	90	111	134	366	573	(18.9)	(32.8)	(36.1)
\\ Operating Income	**6,969**	**6,765**	**2,499**	**24,590**	**17,573**	**3.0**	**-**	**39.9**
Non-Operating Income	40	31	67	119	139	29.0	(40.3)	(14.4)
Income Tax / Social Contribution	(1,490)	(1,474)	390	(4,739)	(1,036)	1.1	-	-
Non-controlling interests in subsidiaries	(117)	(97)	(78)	(416)	(379)	20.6	50.0	9.8
\\ Recurring Net Income	**5,402**	**5,225**	**2,878**	**19,554**	**16,297**	**3.4**	**87.7**	**20.0**
Non-Recurring Events	(468)	-	(1,175)	(468)	(1,175)	-	(60.2)	(60.2)
Provision for Restructuring [(2)]	(443)	-	(570)	(443)	(570)	-	(22.3)	(22.3)
Impairment of Non-Financial Assets [(3)]	(25)	-	(58)	(25)	(58)	-	(56.9)	(56.9)
Contingent Liabilities	-	-	(547)	-	(547)	-	-	-
Book Net Income	**4,934**	**5,225**	**1,703**	**19,086**	**15,122**	**(5.6)**	**-**	**26.2**

(1) It considers the impact of the share in Cielo. Without this impact, the fee and commission income would be R$9,744 MM in 4Q24 and R$37,497 MM in 12M24 and the operating expenses would be R$16,048 MM in 4Q24 and R$58,625 MM in 12M24; **(2)** Mainly by restructuring in the branch network; and **(3)** It includes impairment of assets related to the acquisition of right for the provision of financial services and software.

net income movement in the quarter | R$ million



5,225
Δ 996
518
478
Δ (333)
(88)
(245)
483
358
(1,368)
41
5,402
3Q24
Client NII
Market NII
Mass-Market
Wholesale
Income from Insurance
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Others (1)
4Q24
Net Interest Income
Expanded LLP

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Accrued



%
10.0
10.2
10.8
11.3
11.7
6.9
10.2
11.4
12.4
12.7
4Q23
1Q24
2Q
3Q
4Q
Quartely
Accrued

ER / Risk – Adjusted ER



%
84.2
84.0
83.0
81.8
78.3
48.7
49.7
51.3
52.2
52.2
53.4
51.1
52.3
52.0
53.2
4Q23
1Q24
2Q
3Q
4Q
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	4Q24	3Q24	4Q23	12M24	12M23	4Q24 x 3Q24 R$	4Q24 x 3Q24 %	4Q24 x 4Q23 R$	4Q24 x 4Q23 %	12M24 x 12M23 R$	12M24 x 12M23 %
\\ Net Interest Income	**16,995**	**15,999**	**16,128**	**63,726**	**65,196**	**996**	**6.2**	**867**	**5.4**	**(1,470)**	**(2.3)**
\\ Client NII (1)	**16,153**	**15,635**	**15,432**	**61,565**	**64,885**	**518**	**3.3**	**721**	**4.7**	**(3,320)**	**(5.1)**
Average Balance	790,286	758,474	718,376	748,482	716,865	507		1,208		2,232	
Gross NIM	8.4%	8.4%	8.8%	8.2%	9.1%	11		(487)		(5,552)	
\\ Market NII (2)	**842**	**364**	**696**	**2,161**	**311**	**478**	**-**	**146**	**21.0**	**1,850**	**-**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital.

client NII



8.8%
8.5%
8.6%
8.4%
8.4%
R$ billion
2.7%
3.8%
4.4%
4.5%
4.4%
Total Client NII
15.4
14.5
15.3
15.6
16.2
Client NII – net of Loan Loss Provisions
4.9
6.7
8.0
8.5
8.7
+2.2% q/q
+77.1% y/y
4Q23
1Q24
2Q
3Q
4Q
Gross NIM Annualized
Net NIM Annualized

expanded portfolio mix (%)

	Dec24	Sept24	Dec23	Dec24 x Dec23
\\ Individuals	**42.2**	**42.0**	**41.7**	**0.5 p.p.**
Payroll-deductible Loans	9.9	10.2	10.5	(0.6) p.p.
Real Estate Financing	10.5	10.4	10.2	0.3 p.p.
Rural Loans	2.6	2.4	1.9	0.7 p.p.
Vehicle	3.7	3.8	3.8	(0.1) p.p.
Credit Card	7.7	7.5	8.2	(0.5) p.p.
Personal Loans	6.8	6.9	6.1	0.7 p.p.
Other	1.0	1.0	1.0	-
\\ MSME	**21.9**	**20.5**	**19.1**	**2.8 p.p.**
\\ Large Corporates	**35.9**	**37.5**	**39.2**	**(3.3) p.p.**

change in the client NII | R$ million



15,635
(7,127)
8,508
507
136
9
(134)
(333)
8,693
+2% q/q
185
7,460
16,153
+3% q/q
518
3Q24
Expanded LLP 3Q24
Client NII Net of LLP 3Q24
Average Volume
Spread
Products Mix
Number of Days
Expanded LLP
Client NII Net of LLP 4Q24
Expanded LLP 4Q24
4Q24

Gross client NII increased by 3.3% in the quarter, due to the contribution of the average volume in all segments and an improvement in the margin with deposits, offset by lower revenue due to the number of days in the period. In credit, the focus is on individuals in consumer financing, and for companies, highlighted in the working capital line. The maintenance in the gross NIM reflects the effects of the regulatory impacts on credit card financing, the margin with deposits and the risk discrimination of operations, favoring the quality of new credit concessions, offset by the increase in the spread generated by the reduction of overdue portfolios within the portfolio. The result of this strategy has reflected in the sequential improvement of the net interest income, which increased +2% compared to 3Q24, +77% compared to 4Q23 and +26% in the accrued.

market NII



R$ billion
0.7
0.6
0.3
0.4
0.8
4Q23
1Q24
2Q
3Q
4Q

Variation in the quarter driven by higher result with arbitration.

funding sources

funds raised and managed

R$3.2 tri
△ 1.5% q/q △ 7.5% y/y

funds raised
△ 2.6% q/q △ 8.2% y/y

funds and managed portfolios
▽ 0.2% q/q △ 6.3% y/y

R$ million	Dec24	Sept24	Dec23	Variation % Quarter	Variation % 12 months
Demand Deposits	45,542	45,398	51,083	0.3	(10.8)
Savings Deposits	132,502	129,743	131,004	2.1	1.1
Time Deposits + Debentures	495,333	458,442	458,247	8.0	8.1
Borrowings and Onlending	78,439	66,273	48,751	18.4	60.9
Funds from Issuance of Securities	270,294	269,409	256,325	0.3	5.4
Interbank Deposits	3,008	2,835	2,355	6.1	27.8
Subordinated Debts	57,459	52,495	50,338	9.5	14.1
\\ Subtotal	**1,082,577**	**1,024,594**	**998,104**	**5.7**	**8.5**
Obligations for Repurchase Agreements	308,432	315,711	288,730	(2.3)	6.8
Working Capital (Own / Managed)	123,032	126,268	128,256	(2.6)	(4.1)
Foreign Exchange Portfolio	25,122	27,169	19,028	(7.5)	32.0
Payment of Taxes and Other Contributions	854	7,208	940	(88.2)	(9.1)
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	403,689	393,720	360,803	2.5	11.9
\\ Funds raised	**1,943,706**	**1,894,669**	**1,795,860**	**2.6**	**8.2**
\\ Investment Funds and Managed Portfolios	**1,268,106**	**1,270,075**	**1,192,511**	**(0.2)**	**6.3**
\\ Total Assets under Management	**3,211,812**	**3,164,744**	**2,988,371**	**1.5**	**7.5**

loans vs. funding

In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	Dec24	Sept24	Dec23	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	46,396	52,606	52,023	(11.8)	(10.8)
Savings Deposits	132,502	129,743	131,004	2.1	1.1
Interbank Deposits	3,008	2,835	2,355	6.1	27.8
Time Deposits + Debentures	495,333	458,442	458,247	8.0	8.1
Funds from Financial Bills	260,765	260,795	248,956	-	4.7
\\ Customer Funds (1)	**938,004**	**904,421**	**892,585**	**3.7**	**5.1**
(-) Reserve Requirements	(127,086)	(123,720)	(133,722)	2.7	(5.0)
(-) Available Funds (Brazil)	(17,582)	(13,430)	(14,862)	30.9	18.3
\\ Customer Funds Net of Reserve Requirements	**793,335**	**767,271**	**744,001**	**3.4**	**6.6**
Borrowings and Onlending	78,439	66,273	48,751	18.4	60.9
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	102,841	92,130	88,289	11.6	16.5
\\ Total Funding (A)	**974,615**	**925,674**	**881,042**	**5.3**	**10.6**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**861,625**	**829,245**	**771,056**	**3.9**	**11.7**
\\ B / A	**88.4%**	**89.6%**	**87.5%**	**(1.2) p.p.**	**0.9 p.p.**

(1) It considers: Demand Deposits, Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

loan portfolio

expanded loan portfolio

R$981.7 bi

△ 4.0% q/q △ 11.9% y/y

individuals **R$414.1 bi** △ 4.3% q/q △ 13.3% y/y

companies **R$567.6 bi** △ 3.8% q/q △ 10.9% y/y

MSME △ 11.2% q/q △ 28.0% y/y

LC ▽ 0.3% q/q △ 2.5% y/y

highlights

rural loans | individuals
△ 13.7% q/q △ 51.2% y/y

working capital
△ 7.9% q/q △ 13.2% y/y

personal loans
△ 3.4% q/q △ 24.8% y/y

real estate financing | companies
△ 8.8% q/q △ 24.9% y/y

real estate financing | individuals
△ 5.0% q/q △ 14.9% y/y

foreign trade finance | companies
▽ 1.0% q/q △ 50.7% y/y

Bacen Portfolio vs. Expanded Portfolio

R$ million	Dec24	Sept24	Dec23	Variation % Quarter	Variation % 12 months
Individuals	403,307	388,134	360,268	3.9	11.9
Companies	314,773	300,302	266,973	4.8	17.9
\\ Loan Portfolio - Bacen	**718,080**	**688,436**	**627,240**	**4.3**	**14.5**
Sureties and Guarantees	120,067	114,646	106,229	4.7	13.0
Securities [1]	90,392	90,016	97,773	0.4	(7.5)
Other	53,153	50,794	46,043	4.6	15.4
\\ Expanded Loan Portfolio	**981,692**	**943,891**	**877,285**	**4.0**	**11.9**
\\ Companies	**567,612**	**547,055**	**511,844**	**3.8**	**10.9**
Large Corporates	352,701	353,872	343,997	(0.3)	2.5
Micro, Small and Medium-Sized Enterprises	214,911	193,182	167,847	11.2	28.0
\\ Individuals	**414,080**	**396,837**	**365,442**	**4.3**	**13.3**
			Without exchange variation	**2.5**	**9.1**

(1) It includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

The Expanded Loan Portfolio showed growth in both periods and in virtually all credit modalities. The growth demonstrates better credit quality, reflecting the adjustments made in the credit models, with emphasis on Individuals and micro, small and medium-sized enterprises.

changes in expanded loan portfolio

R$ million



943,891
17,243
21,729
(1,171)
981,692
46%
57%
Representativeness
(3)%
Sept24
Individuals
MSME
Large Corporates
Dec24

Of the total of **R$99** bi in **loans released** in 4Q24, **R$33** bi were released through **digital channels**, with an emphasis on personal and payroll-deductible loans.

loan portfolio

expanded loan portfolio by client profile, product and currency

R$ million	Dec24	Sept24	Dec23	Variation % Quarter	Variation % 12 months
\\ Individuals	**414,080**	**396,837**	**365,442**	**4.3**	**13.3**
Consumer Financing	**276,193**	**267,470**	**250,370**	**3.3**	**10.3**
Payroll-deductible Loans	97,184	96,364	91,838	0.9	5.8
Credit Card	75,631	71,040	71,928	6.5	5.1
Personal Loans	66,872	64,666	53,578	3.4	24.8
CDC/Vehicle Leasing	36,506	35,400	33,025	3.1	10.5
Real Estate Financing	**102,713**	**97,797**	**89,399**	**5.0**	**14.9**
Other Products	**35,174**	**31,569**	**25,673**	**11.4**	**37.0**
Rural Loans	25,286	22,245	16,726	13.7	51.2
Other	9,888	9,324	8,947	6.0	10.5
\\ Companies	**567,612**	**547,055**	**511,844**	**3.8**	**10.9**
Working Capital	147,763	136,948	130,528	7.9	13.2
Foreign Trade Finance	55,571	56,107	36,875	(1.0)	50.7
Rural Loans	35,536	34,527	34,610	2.9	2.7
Real Estate Financing	30,657	28,187	24,538	8.8	24.9
CDC/Leasing	29,055	28,560	27,331	1.7	6.3
BNDES/Finame Onlendings	18,223	17,443	16,771	4.5	8.7
Sureties and Guarantees	119,049	113,859	105,247	4.6	13.1
Securities	90,392	90,016	97,773	0.4	(7.5)
Other	41,366	41,408	38,172	(0.1)	8.4
\\ Expanded Loan Portfolio	**981,692**	**943,891**	**877,285**	**4.0**	**11.9**
Real	867,409	849,516	814,517	2.1	6.5
Foreign Currency	114,283	94,375	62,768	21.1	82.1

Portfolio Mix - %



42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
39.2
19.1
41.7
2023
35.9
21.9
42.2
2024
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

The chart below represents the proportion of the Bacen portfolio segregated in guaranteed and unsecured operations.



%
55
45
Dec18
55
45
Dec19
51
49
Dec20
52
48
Dec21
52
48
Dec22
54
46
Dec23
54
46
Dec24
Guaranteed
Unsecured

loan portfolio

real estate financing



Portfolio
R$ billion
+6% q/q
+17% y/y
113.9
116.3
121.4
126.0
133.4
24.5
25.3
26.7
28.2
30.7
89.4
91.0
94.6
97.8
102.7
Dec23
Mar24
June
Sept
Dec
Individuals
Companies



Origination
R$ millions
+26% q/q
+57% y/y
7,795
6,889
9,266
9,693
12,259
3,980
2,266
3,185
3,047
5,326
3,815
4,623
6,081
6,646
6,933
4Q23
1Q24
2Q
3Q
4Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 4Q24

Average term: **363 Months**

R$718 Thousand	R$455 Thousand	63.3%	51.7%
Average Property Valuation	Average Financing	Loan to Value	Loan to Value (Stock)



Units Financed
+14% q/q
+40% y/y
18,971
15,116
22,898
23,247
26,505
10,892
6,523
9,958
8,912
11,395
8,079
8,593
12,940
14,335
15,110
4Q23
1Q24
2Q
3Q
4Q
Borrower
Builder

payroll-deductible loans



Portfolio
%
63.2
61.4
60.7
59.8
59.2
R$ billion
91.8
93.7
94.5
96.4
97.2
90.4%
92.4%
58.4
61.9
64.6
67.2
65.9
32.0
29.2
27.1
25.1
26.5
9.6
8.9
8.3
7.7
7.6
Dec23
Mar24
June
Sept
Dec
% Digital Channels
% Branches Network
% Correspondent
Payroll-deductible Loans / Personal Loans + Payroll-deductible Loans



Distribution of the Portfolio by Sector
%
50.6
51.5
51.6
5.2
4.9
4.9
44.2
43.6
43.5
Dec23
Sept24
Dec24
Public Sector
Private Sector
Social Security National Institute (INSS)

payroll-deductible loans market share

14.4%	15.6%	12.0%	13.7%
Total	Social Security	Private	Public

The volume of payroll-deductible loans increased by 5.8% in 12 months, with a highlight to the 26% growth in portfolio originated through digital channels (2024 vs. 2023). These channels, in addition to offering a great customer experience, also generate greater profitability.

vehicle financing


Portfolio
R$ billion
+2% t/t
+9% a/a
60.9
61.5
62.8
65.0
66.5
27.6
28.0
28.5
29.3
29.6
33.3
33.4
34.3
35.7
36.9
Dec23
Mar24
June
Sept
Dec
Individuals
Companies


Distribution of the Portfolio by Product
%
9.3
1.4
Dec24
89.3
CDC Portfolio
Leasing Portfolio
Finame Portfolio

expanded loan portfolio distribution | by economic sector

R$ million	Dec24	%	Sept24	%	Dec23	%
\\ Economic Sector						
Public Sector	**14,361**	**1.5**	**13,771**	**1.5**	**14,385**	**1.6**
Private Sector	**967,331**	**98.5**	**930,120**	**98.5**	**862,900**	**98.4**
\\ Total	**981,692**	**100.0**	**943,891**	**100.0**	**877,285**	**100.0**
Companies	**567,612**	**57.8**	**547,055**	**58.0**	**511,844**	**58.3**
Services	132,997	13.5	126,697	13.4	103,844	11.8
Retail	48,022	4.9	45,224	4.8	47,440	5.4
Transportation and Concession	46,835	4.8	44,222	4.7	44,126	5.0
Real estate and Construction Activities	32,671	3.3	32,687	3.5	31,467	3.6
Production and Distribution of Electricity	30,482	3.1	32,385	3.4	34,313	3.9
Wholesale	30,106	3.1	26,489	2.8	23,038	2.6
Food products	23,756	2.4	22,036	2.3	19,487	2.2
Petrol, Derived and aggregated activities	12,949	1.3	12,616	1.3	9,539	1.1
Automotive	10,112	1.0	12,127	1.3	10,364	1.2
Other Sectors	199,682	20.3	192,572	20.4	188,225	21.5
Individuals	**414,080**	**42.2**	**396,837**	**42.0**	**365,442**	**41.7**

portfolio by debtors

Diversification strategy, with no relevant concentrations.


%
27.6
26.9
25.8
25.3
24.7
21.5
21.0
19.9
19.6
19.1
13.2
13.0
12.2
12.2
12.0
8.7
8.4
7.5
7.9
7.4
1.4
1.5
1.2
1.1
1.1
Dec23
Mar24
June
Sept
Dec
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

summary per maturity [1]

%	Dec24	Sept24	Dec23
1 to 30 days	11.5	11.5	12.1
31 to 60 days	6.2	6.0	6.3
61 to 90 days	5.3	5.0	5.5
91 to 180 days	11.0	11.2	10.2
\\ Short-Term	**34.0**	**33.7**	**34.1**
181 to 360 days	15.4	15.5	14.4
Over 360 days	50.6	50.8	51.5
\\ Medium / Long-Term	**66.0**	**66.3**	**65.9**

(1) It only considers normal course operations of the Bacen Portfolio.

rating changes in expanded loan portfolio

Reflecting our risk appetite control process for the credit concession process and the improvement of new vintages, **97% of the new operations** in 12 months were classified in the AA-C ratings, highlighting that, currently, around **92% of our operations** are classified in these risk ranges.

Rating changes in Expanded Loan Portfolio between December 2023 and 2024	Total credit on December 2024		New customers between January 2024 and December 2024	
Rating	R$ million	%	R$ million	%
AA - C	902,386	91.9%	59,100	97.4%
D	13,977	1.4%	421	0.7%
E - H	65,329	6.7%	1,157	1.9%
\\ Total	**981,692**	**100.0%**	**60,678**	**100.0%**

expanded portfolio by rating and client size (in %)

Customer Profile	Dec24			Sept24			Dec23		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	94.1	0.1	5.8	94.3	0.2	5.5	92.9	1.7	5.3
Micro, Small and Medium-Sized Enterprises	91.5	1.5	7.0	90.0	1.6	8.4	86.2	2.3	11.4
Individuals	90.3	2.5	7.2	89.8	2.5	7.7	87.6	2.7	9.7
\\ Total	**91.9**	**1.4**	**6.7**	**91.5**	**1.4**	**7.1**	**89.4**	**2.3**	**8.3**

LLP

expenses with expanded loan loss provisions

R$ million	4Q24	3Q24	4Q23	12M24	12M23	Variation % 4Q24 x 3Q24	Variation % 4Q24 x 4Q23	Variation % 12M24 x 12M23
Loan Loss Provision Expenses	(8,187)	(7,864)	(9,156)	(32,951)	(38,461)	4.1	(10.6)	(14.3)
Income from Credit Recovery	1,487	1,566	1,413	5,814	4,671	(5.0)	5.2	24.5
Impairment of Financial Assets	(167)	(234)	(1,742)	(125)	(2,634)	(28.6)	(90.4)	(95.3)
Granted Discounts / Other [(1) (2)]	(593)	(595)	(1,039)	(2,426)	(3,121)	(0.3)	(42.9)	(22.3)
\\ Expanded ALL	**(7,460)**	**(7,127)**	**(10,524)**	**(29,688)**	**(39,545)**	**4.7**	**(29.1)**	**(24.9)**

(1) It includes the result with BNDU (non-financial assets held for sale), provision for sureties and guarantees and others; and **(2)** For a better comparative analysis of the lines that make up the expenses with expanded loan loss provisions, in 3Q24 we allocated in this line the effects of restructuring operations in the wholesale segment, involving recoveries of credits already written off as losses and an increase in provisions for specific cases.

Reduction in the cost of credit (loan loss provisions/ portfolio) in 12 months, due to:

- Improved quality of vintage with continuous improvement of the loan loss provisions / Portfolio ratio
- Gradual change in portfolio mix, prioritizing products with attractive NII net of provisions vs. risk
- Collection efficiency improved by 24.5% vs. 2023

expanded loan loss provisions / expanded loan portfolio



%
4.8
3.5
3.2
3.0
3.0
Expanded Loan Loss Provision
R$ billion
10.5
7.8
7.3
7.1
7.5
4Q23
1Q24
2Q
3Q
4Q
Without Large Corporate Client
Expanded Loan Loss Provision (Expense) / Expanded Loan Portfolio (Annualized)

The improvement in the portfolio profile, mainly in mass market, contributed significantly to the reduction of R$9.9 billion in total expenses with loan loss provisions, which decreased by 25% compared to 2023. This shows the improvement in the quality of new vintages and the actions implemented in the journey of credit concession and recovery, generating greater efficiency in collection, and resulting in higher credit recovery revenues.

loan loss provisions – mass market



R$ billion
+1% q/q
(16)% y/y
8.5
7.3
7.2
7.1
7.2
4Q23
1Q24
2Q
3Q
4Q

Our coverage ratio over 90 days remained stable at 169% in the quarter and showed an increase of 4 p.p. compared to the previous year.

It is worth noting that we continued to provision almost all of the NPL Creation.

loan indicators

delinquency ratios: consistent reduction in virtually all segments since Dec23

over 15 to 90 days total ratio
stability in the q/q
improvement of 0.7 p.p. y/y

over 90 days total ratio
improvement of 0.2 p.p. q/q
improvement of 1.1 p.p. y/y

Our long (above 90 days) delinquency showed another quarter of improvement in all segments, reflecting the quality of the new vintages that continue to record low levels of delinquency. The 15-to-90-day indicator showed stability in the quarter with improved performance of our operations with Individual clients and a slight increase in the segment of large companies caused by a specific client. It is worth highlighting the continuous control for the MSME segment, with an improvement of 1.5 p.p. in relation to Dec23.



15 to 90 days - %
Individuals: 5.2 5.5 5.3 5.1 4.9 5.2 4.7 4.7 4.6
Micro, Small And Medium-Sized Enterprises: 4.9 5.1 4.9 4.5 4.6 4.4 3.7 3.0 3.1
Total: 4.1 4.6 4.4 4.1 4.1 4.1 3.7 3.4 3.4
Large Corporates: 0.1 1.4 1.3 0.5 1.3 0.4 0.2 0.1 0.3
Dec22 Mar23 June Sept Dec Mar24 June Sept Dec
Over 90 days - %
Individuals: 5.5 6.3 6.7 6.6 5.9 5.5 5.2 5.1 5.1
Micro, Small And Medium-Sized Enterprises: 5.3 6.2 7.0 7.2 6.8 6.4 5.4 5.2 4.4
Total: 4.3 5.1 5.7 5.6 5.1 4.8 4.3 4.2 4.0
Large Corporates: 0.1 0.2 0.7 0.6 0.6 0.6 0.2 0.1 0.1
Dec22 Mar23 June Sept Dec Mar24 June Sept Dec
Individuals
Micro, Small And Medium-Sized Enterprises
Total
Large Corporates

Renegotiated Portfolio

Our renegotiated portfolio fell by 5% compared to September 2024 and 0.5 p.p. in the Bacen portfolio share. We maintain higher levels of provision for this portfolio, representing 2 times the total of loans overdue by more than 90 days.



evolution of the balance of the portfolio
R$ billion
Dec22 Dec23 Mar24 June Sept Dec
34.4 39.1 38.8 37.9 36.5 34.8
5.3 4.2 4.2 4.3 4.5 4.5
29.1 34.9 34.6 33.5 31.9 30.3
(5)% q/q
(11)% y/y
-% q/q
+7% y/y
(5)% q/q
(13)% y/y
Originated from portfolio in write-off
Originated from active portfolio



renegotiated portfolio / bacen portfolio
%
5.2 5.7 6.1 6.2 6.2 6.1 5.8 5.3 4.8
Dec22 Mar23 June Sept Dec Mar24 June Sept Dec
provision (LLP) / renegotiated portfolio
%
63.3 63.3 61.6 62.0 60.2 61.8 63.1 64.3 64.7
Dec22 Mar23 June Sept Dec Mar24 June Sept Dec
2.0x
over 90 days | renegotiated portfolio
%
21.6 23.1 23.7 23.5 22.9 25.3 28.1 30.1 31.9
Dec22 Mar23 June Sept Dec Mar24 June Sept Dec

coverage ratios and provision

Coverage Ratio - %


310
278
244
239
264
260
260
264
259
204
182
164
155
165
164
170
169
169
105
99
92
87
86
85
87
90
92
Dec22
Mar23
June
Sept
Dec
Mar24
June
Sept
Dec
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Coverage Ratio over 90 Days
Coverage Ratio over 90 Days + Renegotiation

Portfolio in Arrears


R$ million
34,269
40,351
43,511
43,710
38,241
37,631
34,144
33,500
33,783
28,277
32,906
36,773
38,109
32,597
31,546
28,507
28,639
28,638
Dec22
Mar23
June
Sept
Dec
Mar24
June
Sept
Dec
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Composition of the Provision


%
8.8
9.3
9.6
9.4
8.6
8.1
7.4
7.0
6.7
R$ million
57,741
60,032
60,196
59,137
53,901
51,643
48,508
48,486
48,275
11,081
9,397
7,013
5,683
5,774
6,175
6,083
6,141
6,542
22,809
21,880
20,728
19,275
17,740
16,372
17,106
16,826
16,256
23,850
28,756
32,455
34,179
30,387
29,097
25,319
25,518
25,477
Expected Losses
Incurred Losses
Dec22
Mar23
June
Sept
Dec
Mar24
June
Sept
Dec
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

NPL Creation | 90 Days vs. Write-offs

The NPL Creation in relation to the portfolio showed an improvement of 0.1 p.p. compared to 4Q23 and stability in the quarterly comparison. Our level of provision (gross loan loss provision) on new defaults showed a 1 p.p. increase over 3Q24. We provisioned for almost all NPL Creation.

NPL Creation


114%
98%
97%
97%
98%
1.3%
1.4%
1.3%
1.2%
1.2%
R$ million
8,066
8,643
8,760
8,076
8,392
5,059
5,732
6,210
5,561
6,436
2,895
2,856
2,424
2,456
1,947
112
55
127
59
9
4Q23
1Q24
2Q
3Q
4Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals
Gross Loan Loss Provisions Expenses / NPL Creation - 90 days
NPL Creation / Bacen Portfolio

Write-offs

R$ million


14,092
10,743
11,799
7,944
8,393
7,305
6,836
6,706
5,288
5,849
3,541
3,317
3,422
2,469
2,530
3,245
589
1,671
188
13
4Q23
1Q24
2Q
3Q
4Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

fee and commission income

R$ million	4Q24	3Q24	4Q23	12M24	12M23	Variation % 4Q24 x 3Q24	Variation % 4Q24 x 4Q23	Variation % 12M24 x 12M23
Card Income	4,419	4,061	3,802	15,918	14,754	8.8	16.2	7.9
Checking Account	1,755	1,735	1,659	6,882	7,028	1.2	5.8	(2.1)
Asset Management	895	960	820	3,533	3,222	(6.8)	9.1	9.7
Loans Operations	796	749	594	2,839	2,211	6.3	34.0	28.4
Consortia	707	680	607	2,673	2,290	4.0	16.5	16.7
Collections and Payments	458	479	511	1,931	2,148	(4.4)	(10.4)	(10.1)
Capital Market / Financial Advisory Services	508	481	305	1,669	1,222	5.6	66.6	36.6
Custody and Brokerage Services	370	374	344	1,430	1,375	(1.1)	7.6	4.0
Other	354	385	386	1,469	1,392	(8.1)	(8.3)	5.5
\\ Total	**10,262**	**9,904**	**9,028**	**38,344**	**35,642**	**3.6**	**13.7**	**7.6**
\\ Business Days	**63**	**66**	**61**	**253**	**249**	**(3)**	**2**	**4**

Part of the performance of fee and commission income is influenced by the increased share in Cielo. Disregarding this effect, the total revenues would have varied 1.8% vs. 3Q24, 7.9% vs. 4Q23 and 5.2% vs. 12M23.

card income

Card income exceeded R$4.4 billion in the quarter revenue, equivalent to 43% of the total fee and commission income:
- Volume transacted with credit cards exceeded R$88 billion; with a growth of 11% y/y and 5% q/q. Driven in the quarter by Black Friday and the end-of-year festivities; and
- Over 60% of the total revenue stem from high-income clients, with an annual growth of 20%, reinforcing the strategy in lower-risk clients.

traded volume | credit cards

R$ million



79,601
80,522
81,147
83,789
88,039
4Q23
1Q24
2Q
3Q
4Q

checking account

The performance of this line reflects our ongoing commitment to improving the services offered, diversifying products based on the needs of our clients, and strengthening our position in the competitive market. Quarterly variations reflect our highest revenue from Corporate clients, especially transfers (PIX).

checking account holders

In million



38.1
38.3
38.6
38.5
38.2
4Q23
1Q24
2Q
3Q
4Q

loans operations

Increase in revenues in all comparative periods, resulting from the higher production of working capital and commissions associated with guarantees provided (guarantees and sureties).

asset management

market share **16.7%**

Bradesco Asset's revenue growth throughout 2024 reflects the excellent performance of net new money in a challenging market, reaffirming the company's commitment to delivering consistent results and offering products tailored to the needs of its clients.

This performance was widely recognized by the market, with the Bradesco Asset becoming the first Asset Manager to win in the three main FGV rankings: Best Asset Managers in Brazil, Best Bank to invest in funds and Best Private Pension Manager.

The Asset Manager ended the year with another prominent recognition, receiving awards by the Guia de Fundos Veja 2024 in the categories of Fixed Income Funds and Fixed Income with Private Credit, consolidating its position of leadership in the market.

balance of investment funds and managed portfolios

R$ billion



1,193
1,214
1,230
1,270
1,268
Dec23
Mar24
June
Sept
Dec

fee and commission income

consortia

market share[1] **Total 19.6% | Auto 23.2% | Real Estate 12.4% | trucks, tractors and agricultural implements 16.7%**

Growth in fee and commission income in all periods, driven by the increase in the average ticket.

highlights of 2024

More than 237 thousand quotas contemplated (R$16.3 billion concessions in letters of credit);

Agro Bradesco Consortium had revenues of more than R$1.7 billion, a growth of 29% vs. 2023; and

Digital sales grew by 27% compared to 2023.

number of outstanding consortium quotas

In thousands



1,531
1,531
1,520
1,523
1,546
1,139
1,134
1,121
1,125
1,135
149
149
147
146
144
243
248
252
253
267
4Q23
1Q24
2Q
3Q
4Q
Real Estate
Trucks, Tractors and Agricultural Implements
Auto

(1) It considers the products in which Bradesco operates.

collections and payments

Revenues totaled R$1.9 billion in the year, in a resilient performance against the scenario of increasing digitalization of means of payments and expansion of market competitors.

capital market / financial advisory services

Good performance in the quarter, reflecting efforts to capture business opportunities in all segments of the capital market and in mergers and acquisition operations. We advised in 134 operations in the 4Q24, totaling around R$119 billion in volume of transactions. Below are the main highlights by segment:

fixed income (DCM)
Advisory services and structuring of 124 transactions with a volume of R$104.9 billion.

variable income (ECM)
Coordination and distribution of two transactions with a volume of R$3.4 billion.

mergers and acquisitions (M&A)
Advisory services for eight transactions with a volume of R$10.8 billion.

custody

We are present as one of the leading service providers for the capital market, both local and international, for the management, custody and control services for funds, clubs and investment portfolios, Escrow Account, asset bookkeeping, Depositary Receipt, NAV (Net Asset Value) Calculator and RTA (Register Transfer Agent) for Offshore funds, settlement bank and representative for the issuing of bonds and securities. On the international scenery, we were awarded for the second consecutive time as the best sub-custodian bank in Latin America for non-resident investors by the Global Finance magazine.

R$ billion



2,337
2,351
2,398
2,491
2,461
4Q23
1Q24
2Q
3Q
4Q

operating expenses

The performance of our operating expenses reflects our strategy to adjust the cost of serving, which already shows positive results in the containment and allocation of expenses. In 2024, we accelerated changes in the physical network and maintained a strict cost control, without ceasing to invest, especially in technology, development, infrastructure and strengthening of the team with more hires in the areas of technology, credit and investments, in addition to the effects of the collective agreement and higher expenses related to profit sharing. **It is worth noting that the operating expenses were affected by the increase in our share in Cielo, disregarding this effect, the variation would be 8.8% vs. 3Q24, 7.5% vs. 4Q23 and 8.1% vs. 12M23, ending the year within our estimates for the annual guidance.**

R$ million	4Q24	3Q24	4Q23	12M24	12M23	Variation % 4Q24 x 3Q24	Variation % 4Q24 x 4Q23	Variation % 12M24 x 12M23
\\ Personnel Expenses	**(6,773)**	**(6,504)**	**(6,238)**	**(25,514)**	**(23,879)**	**4.1**	**8.6**	**6.8**
Payroll, Social Charges, Benefits and Training	(5,672)	(5,629)	(5,407)	(22,069)	(20,660)	0.8	4.9	6.8
Management and Employee Profit Sharing	(987)	(772)	(717)	(3,024)	(2,730)	27.8	37.7	10.8
Terminations Costs	(114)	(103)	(114)	(421)	(489)	10.7	-	(13.9)
Total Administrative Expenses	**(6,315)**	**(5,728)**	**(5,972)**	**(23,255)**	**(22,600)**	**10.2**	**5.7**	**2.9**
Administrative Expenses	**(5,130)**	**(4,576)**	**(4,884)**	**(18,681)**	**(18,374)**	**12.1**	**5.0**	**1.7**
Outsourced Services	(1,636)	(1,453)	(1,518)	(5,817)	(5,616)	12.6	7.8	3.6
Data Processing and Communication	(1,119)	(1,001)	(980)	(4,058)	(3,953)	11.8	14.2	2.7
Facilities (1)	(648)	(648)	(696)	(2,624)	(2,690)	-	(6.9)	(2.5)
Advertising and Marketing	(552)	(360)	(542)	(1,630)	(1,468)	53.3	1.8	11.0
Financial System Services	(342)	(330)	(327)	(1,282)	(1,363)	3.6	4.6	(5.9)
Transportation	(175)	(195)	(201)	(758)	(794)	(10.3)	(12.9)	(4.5)
Other (2)	(658)	(589)	(620)	(2,512)	(2,490)	11.7	6.1	0.9
Depreciation and Amortization	**(1,185)**	**(1,152)**	**(1,088)**	**(4,574)**	**(4,226)**	**2.9**	**8.9**	**8.2**
\\ Other Operating Expenses Net of Revenue	**(3,330)**	**(2,818)**	**(2,725)**	**(10,525)**	**(7,751)**	**18.2**	**22.2**	**35.8**
Civil, Labor and Tax Contingencies	(1,157)	(1,207)	(1,113)	(4,477)	(2,168)	(4.1)	4.0	106.5
Expenses with Marketing of Cards	(1,024)	(800)	(616)	(2,957)	(2,146)	28.0	66.2	37.8
Claims	(255)	(193)	(182)	(742)	(633)	32.1	40.1	17.3
Other	(894)	(618)	(814)	(2,349)	(2,805)	44.7	9.8	(16.2)
\\ Total Operating Expenses	**(16,418)**	**(15,050)**	**(14,935)**	**(59,294)**	**(54,230)**	**9.1**	**9.9**	**9.3**

(1) Contemplates Maintenance and Conservation of Assets and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels, Materials and Security and Surveillance.

administrative expenses

As a result of the revision of the footprint and rigorous cost management, administrative expenses registered a growth of 1.7% in the annual comparison, below the inflation rates of the same period, highlighting lower structural expenses (facilities, transport, rentals and maintenance). In the quarter, the increase reflects seasonal spending on end-of-year institutional campaigns and higher spending on third-party services, especially in consulting services directed to the transformation project and data processing expenses (mainly cloud storage). Changes in depreciation and amortization expenses reflect the highest level of investments in the periods.

We are committed to the balance between operating efficiency and excellence in customer service, aiming to provide the best experience and drive business creation in an agile and assertive way.



7,930
7,388
7,173
6,762
6,347
6,003
4,169
897
2,864
3,873
820
2,695
3,667
802
2,704
3,443
809
2,510
3,224
768
2,355
2,970
728
2,305
Dec22
Dec23
Mar24
June
Sept
Dec
Branches
Business Units
Service Centers

Retail + Prime + Principal: 1,996
Digital Platforms: 76
Corporate: 83
Companies & Business: 150

personnel expenses

The variations in all comparative periods reflect the reinforcement in the number of employees, especially in the areas of technology, data and innovation, investment specialists and credit unit. The increase in income and benefit expenses had an impact on the collective agreement of September 2024, which included a 4.64% adjustment (4.58% in September 2023) and growth in expenses with profit sharing, improving results and profitability.

other operating expenses net of revenue

The variations in the periods reflect the movements in civil, labor and fiscal contingencies, and the expenses with card commercialization, driven by the greater activity of the product, mainly in high income and higher operating expenses from insurance activities.

dynamics of the insurance business

4Q24

revenues from insurance premiums, pension contributions and capitalization bonds
R$31.5 bi
∆ 0.1% q/q

net income
R$2.5 bi
∆ 6.6% q/q

ROAE
25.1%
∆ 1.4 p.p. q/q

The Grupo Bradesco Seguros recorded an annual net income of R$9.1 billion, the largest in the historical series, with an ROAE of 22.4%. Revenues from insurance premiums, pension contributions and capitalization bonds reached R$121.1 billion, representing a 13.6% growth compared to 2023.

In addition to the significant evolution of revenues, the performance of the administrative efficiency ratio, which reached the level of 3.6%, and the reduction of the claims ratio by 4 p.p. contributed to the increase of 7.5% of the income from insurance operations, which ended the year at the upper limit of the guidance.

In indemnity and benefits, the Insurance Group returned to the society a total of R$56.6 billion, representing an increase of 4.9% compared to 2023.

The company's permanent focus on clients and brokers, delivering even more fluid and resolvable experiences from strategic investments in technology, data intelligence and design, has been reflected in numbers. As a support for brokers, for example, it is worth highlighting the increase in the generation of digital leads that became more than R$800 million in sales, up 32% compared to 2023.

Regarding the business segments, in People Insurance, Bradesco Vida e Previdência evolved the coverage and assistance in the family of individual products, besides including the option of lifetime duration. The grid of solutions for SMEs was even more complete, with the launch of the MEI Flexible Enterprise insurance and the expansion of capital and coverage of the Flexible Business Key Person. It is also worth mentioning the 25% growth in the Loan Protection Insurance issuances in 4Q24, compared to 4Q23.

In the Private Pension, Bradesco Vida e Previdência ended the year with a significant net new money of approximately R$11 billion, a growth of more than 50% compared to 2023. In the corporate segment, the Company developed new solutions for SMEs and conquered structured plans of large multinational companies.

Bradesco Saúde (Health) has expanded its beneficiaries' access to mental health care by providing, via App and website, the Psicologia Viva (Live Psychology) platform, which offers video call therapy sessions. The company also expanded its referenced network in the Midwest region, reinforcing the service in municipalities relevant to agribusiness, and intensified the work of strengthening the network in the Northeast region, focusing on qualification and expansion.

Bradesco Auto/P&C began to offer the super-reduced deductible and expanded to 365 days the coverage of indemnity value of brand new vehicles. In addition, it has signed a partnership with Livelo that allows the use of points in the total or partial insurance contracts, and announced the creation of Bradesco Seguro Moto (for motorcycles), to meet the needs of the segment.

In Property and Casualty segment, Bradesco Auto/P&C launched pre-molded and simple hiring plans for the SME and MEI Business segments. They also created a pre-formatted product for Bradesco account holders aimed at protecting agricultural equipment, a segment that grew 13.3% in the year.

Bradesco Capitalização (Capitalization) maintained the leadership of the sector, highlighting the annual growth of 26% in revenues through digital channels.

Atlântica Hospitais follows its plan to invest in the segment and establish partnerships with specialized operators in offering new units and hospital technology, expanding access to the health ecosystem. The company has completed the acquisition of 20% stake in Grupo Santa, a network of leading hospitals in the Midwest region, and created the Atlântica D'Or hospital network, inaugurating the units of Guarulhos (SP), Alphaville (SP) and Macaé (RJ), with an offer of 661 beds, of which 528 are already available.

The company also launched, in 4Q24, the Croma Oncologia brand, the fruit of a joint venture with Beneficência Portuguesa and Grupo Fleury, whose purpose is to integrate the patient's journey into a more complete and welcoming health network in the treatment of cancer.

insurance net income statement

R$ million	4Q24	3Q24	4Q23	12M24	12M23	Variation % 4Q24 x 3Q24	Variation % 4Q24 x 4Q23	Variation % 12M24 x 12M23
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	16,972	18,054	16,281	68,009	64,098	(6.0)	4.2	6.1
Retained Claims	(10,800)	(12,002)	(11,549)	(45,950)	(45,269)	(10.0)	(6.5)	1.5
Capitalization Bond Draws and Redemptions	(1,592)	(1,725)	(1,378)	(6,180)	(5,434)	(7.7)	15.5	13.7
Commission Expenses	(1,241)	(1,061)	(814)	(4,331)	(3,561)	17.0	52.5	21.6
Financial Results	2,192	1,783	2,204	7,673	8,045	22.9	(0.6)	(4.6)
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**5,531**	**5,048**	**4,745**	**19,220**	**17,879**	**9.6**	**16.6**	**7.5**
Fee and Commission Income	486	504	442	1,923	1,765	(3.6)	9.9	8.9
Personnel Expenses	(605)	(574)	(556)	(2,270)	(2,095)	5.4	8.9	8.4
Other Administrative Expenses	(492)	(512)	(555)	(2,069)	(2,000)	(3.9)	(11.3)	3.4
Others	(768)	(668)	(220)	(1,844)	(1,276)	15.0	-	44.5
\\ Operating Income	**4,152**	**3,799**	**3,856**	**14,961**	**14,273**	**9.3**	**7.7**	**4.8**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,618)	(1,423)	(1,370)	(5,905)	(5,290)	13.7	18.1	11.6
\\ Recurring Net Income	**2,534**	**2,376**	**2,486**	**9,056**	**8,983**	**6.6**	**1.9**	**0.8**
Life and Pension Plans	1,288	1,274	1,412	5,083	5,292	1.1	(8.8)	(4.0)
Health	621	367	307	1,643	922	69.2	-	78.2
Capitalization Bonds	178	189	186	720	700	(5.8)	(4.5)	2.9
Property & Casualty and Others	447	546	580	1,610	2,068	(18.1)	(23.0)	(22.1)
\\ Selected Asset Data								
Total Assets	454,879	448,900	410,665	454,879	410,665	1.3	10.8	10.8
Securities	419,489	416,049	381,323	419,489	381,323	0.8	10.0	10.0
Technical Provisions	403,689	393,720	360,803	403,689	360,803	2.5	11.9	11.9
Shareholder's Equity (1)	37,711	36,905	40,418	37,711	40,418	2.2	(6.7)	(6.7)

(1) In Dec24, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$21,375 million.
Note: The Adjusted Shareholders' Equity (ASE) was R$16.5 billion in Nov24 and the minimum capital required (MCR) was R$13.6 billion.

income from insurance, pension plans and capitalization bonds +7.5% vs. 12M23

Net Income and ROAE



%
24.8
19.8
22.1
23.7
25.1
R$ million
2,486
1,950
2,197
2,376
2,534
1,412
1,142
1,379
1,274
1,288
580
308
310
546
447
307
320
335
367
621
186
180
173
189
178
4Q23
1Q24
2Q
3Q
4Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

In 2024, the good performance of the income from Insurance, Pension Plans and Capitalization operations compared to the same period of 2023 reflects the increase in revenues from insurance premiums, pension contributions and capitalization bonds, which reached R$121 billion and the improvement of the claims ratio.

Performance 4Q24 vs. 4Q23	Revenues	Claims Ratio	Commission Ratio	Financial Results
Life and Pension Plans	△	▽	▽	△
Health	△	▽	△	△
Capitalization Bonds	△	-	-	▽
Property & Casualty and Others	△	▽	△	▽

In 12M24, revenues from insurance premiums, pension contributions and capitalization bonds reached R$5.9 billion, with 4.5 million products sold digitally, and a 38.8% increase in the quantity of products.

revenues from insurance premiums, pension contributions and capitalization bonds and insurance operating income

revenue and administrative efficiency ratio



%
3.6
3.7
4.1
3.7
3.8
3.7
3.6
3.5
3.5
R$ million
24,495
24,997
25,463
28,165
27,999
27,951
30,200
31,463
31,479
11,168
11,338
11,380
13,422
13,153
13,169
14,801
15,000
15,076
2,312
2,135
2,410
2,501
2,286
2,097
2,410
2,605
2,528
9,527
9,949
10,222
10,585
10,986
11,103
11,300
11,905
12,069
1,488
1,574
1,451
1,656
1,574
1,582
1,689
1,953
1,806
4Q22
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
4Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

retained claims



%
80.2
82.1
81.1
80.9
80.3
78.4
78.5
77.7
76.3
R$ million
39,417
11,076
22,166
33,721
45,269
11,626
23,148
35,150
45,950
12M22
3M23
6M23
9M23
12M23
3M24
6M24
9M24
12M24
Retained Claims
Claims

income from insurance, pension plans and capitalization bonds



R$ million
4,300
3,669
4,841
4,624
4,745
3,997
4,644
5,048
5,531
2,241
2,023
2,074
1,744
2,204
1,810
1,888
1,783
2,192
2,059
1,646
2,767
2,880
2,541
2,187
2,756
3,265
3,339
4Q22
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
4Q
Operating Income
Financial Result

The good performance of revenues from premiums, pension contributions and capitalization bonds, the good performance of the financial income, and the improvement in the claims ratio, contributed to the evolution of the income from operations in the quarter.

technical provisions and insurance activity indicators

technical provisions

Technical provisions totaled R$403.7 billion in December 2024, with an increase of 11.9% in 12 months and 2.5% in the quarter, and higher provisions in the "Life and Pension" and "Health" segments.



R$ million
324,024 332,905 340,542 349,569 360,803 372,673 382,390 393,720 403,689
292,954 300,734 308,090 316,949 327,498 338,282 346,713 356,470 365,532
15,599 16,572 16,609 16,570 17,174 18,354 19,310 20,532 21,023
9,134 9,163 9,154 9,121 9,200 9,232 9,343 9,520 9,708
6,336 6,435 6,689 6,930 6,931 6,805 7,024 7,198 7,426
Dec22 Mar23 June Sept Dec Mar24 June Sept Dec
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

performance ratios – combined ratio / claims ratio / commission ratio

Combined Ratio



%
91.8 93.0 91.2 91.3 89.4 89.1 89.7 86.6 82.8
103.5 104.5 101.3 103.0 99.9 100.2 100.3 99.7 96.0
91.1 95.4 93.5 90.1 90.3 95.1 95.9 85.0 89.5
62.8 59.5 63.3 62.4 58.5 54.8 55.8 45.9 43.8
4Q22 1Q23 2Q 3Q 4Q 1Q24 2Q 3Q 4Q
Life
Health
Auto/P&C
Total (1)

(1) Excluding additional reserves.

Claims Ratio



%
78.5 78.4 78.6 76.2 72.2
89.8 89.7 89.6 89.3 85.2
53.2 55.3 60.6 57.1 57.7
42.1 38.9 36.9 29.1 26.4
33.9 35.0 33.5 20.7 19.1
4Q23 1Q24 2Q 3Q 4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Comission Ratio



%
6.6 6.7 6.8 6.7 7.3
19.1 19.3 19.3 19.1 18.9
16.2 15.9 16.1 16.1 16.8
15.1 14.8 15.6 15.5 15.9
3.6 3.8 3.8 3.6 4.1
4Q23 1Q24 2Q 3Q 4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

insurance | additional information

number of contracts / clients - bradesco vida e previdência

In thousand



28,264
2,996
25,268
27,691
3,031
24,660
27,975
3,066
24,909
27,867
3,094
24,773
28,513
3,164
25,349
Dec23
Mar24
June
Sept
Dec
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

number of bradesco saúde, mediservice and bradesco saúde policyholders

In thousand



3,856
108
3,748
3,755
107
3,648
3,756
106
3,650
3,841
105
3,736
3,783
104
3,679
Dec23
Mar24
June
Sept
Dec
Company Health Plans
Individual Health Plans

number of auto/P&C policyholders

In thousand



3,031
1,546
1,485
2,972
1,523
1,449
3,025
1,582
1,443
3,111
1,639
1,472
3,213
1,674
1,539
Dec23
Mar24
June
Sept
Dec
Auto/Optional Third-Party Liability
P&C

number of clients (capitalization bonds)

In thousand



3,133
3,179
3,201
3,207
3,171
Dec23
Mar24
June
Sept
Dec

basel

Total Ratio **14.8%**

Tier I Ratio **12.4%**

Common Equity Ratio **10.5%**

Our ratios remained above the regulatory limits, due to the capacity to generate capital (net income) and to the increase in prudential adjustments, which absorbed the growth of risk-weighted assets (RWA), the remuneration to shareholders and the adjustments of equity valuation. We also presented the ratio on January 1, 2025, already considering the effects of Resolution No. 4,966 and the new approach to operational risk.

Changes in the Tier I Ratio in the quarter



%
Limits since Apr, 2022 (1)
9.50% Tier 1
8.00% Common Equity
12.7
1.5
11.2
0.5
(0.3)
(0.5)
(0.4)
0.4
12.4
1.9
10.5
0.6
(0.2)
12.8
1.9
10.9
09.30.24
Net Income
Remuneration to the Shareholders
MTM
Weighted Assets / Phase-in Arrangements
Net Indebtedness Debt Issuance
12.31.24
Resolution No. 4,966 (2)
New Operational Risk Approach (2)
01.01.25
Common Equity
Additional Capital

(1) It refers to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity; and **(2)** in connection with the effects already recognized in Equity/Financial Statements as of 01.01.2025 regarding the initial adoption of CMN Resolution No. 4,966/21, we demonstrate the effects of the implementation on capital ratios (also including the effect of the initial adoption of CMN Resolution No. 4,975/21). Additionally, we also demonstrate the effects of the new approach to operational risk, in accordance with Bacen Resolution No. 356/23.



%
14.8
12.4
1.5
11.0
2.4
Dec22
15.1
12.6
1.5
11.1
2.5
Mar23
15.5
12.9
1.5
11.4
2.7
June
16.0
13.4
1.6
11.8
2.5
Sept
15.8
13.2
1.6
11.7
2.6
Dec
15.4
12.7
1.5
11.2
2.6
Mar24
15.2
12.6
1.5
11.1
2.6
June
15.1
12.7
1.5
11.2
2.4
Sept
14.8
12.4
1.9
10.5
2.4
Dec
15.2
12.8
1.9
10.9
2.4
01.01.25
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

guidance

The following tables demonstrate the result achieved in 2024 and our estimates for 2025, which already consider the implicit variations in the impacts of the adoption of new accounting practices established by CMN Resolution No. 4,966/21.

	2024		
	Annual indicator	Actual (ex-increased Cielo stake)	Actual
Expanded Loan Portfolio	7% to 11%	11.9%	11.9%
Net Interest Income	3% to 7%	(2.3%)	(2.3%)
Fee and Commission Income	2% to 6%	5.2%	7.6%
Operating Expenses (Personnel + Administrative + Other)	5% to 9% (1)	8.1%	9.3%
Income from Insurance, Pension Plans and Capitalization Bonds	4% to 8%	7.5%	7.5%
Expanded loan loss provisions - R$ billion	R$35 to R$39	R$29.7	R$29.7

(1) Administrative and personnel expenses grow in line with inflation.

	2025
	Annual indicator
Expanded Loan Portfolio	4% to 8%
NII Net of Provisions (Net Interest Income - Expanded Loan Loss Provisions)	R$37 bi to R$41 bi
Fee and Commission Income	4% to 8%
Operating Expenses (Personnel + Administrative + Other)	5% to 9%
Income from Insurance, Pension Plans and Capitalization Bonds	6% to 10%

main changes in 2025 in the managerial reporting and information in the economic and financial analysis report by the adoption of CMN Resolutions No. 4,966 and No. 4,975

As of January 2025, we adopted in our Financial Statements the new accounting practices established by CMN Resolutions No. 4,966 and No. 4,975. These resolutions brought significant changes in the classification, recognition of financial instruments and new models of measuring losses for financial instruments, as well as the form of recognition of the leases.

We highlight the main normative impacts that will be presented in the economic and financial analysis report from the disclosure of 1Q25 onwards.

1 – Extended loan portfolio classification in stages and provision for losses: For all financial instruments, including guarantees provided and credit limits, it is necessary to do the portfolio classification and measurement of provision for losses based on stages, as follows:

Stage 1: Operations on time or overdue up to 30 days or classified as low risk. The provision for losses is calculated based on the probability of the operation becoming "problematic" in the next 12 months.

Stage 2: Operations overdue between 31 and 90 days or whose classification migrated from low risk to medium or high risk. The provision for losses is calculated based on the probability of the operation becoming "problematic" during the whole term.

Stage 3: These are operations overdue for more than 90 days or restructuring of debts or in process of judicial recovery, classified as "problematic". The provision for losses is measured considering the expectation of credit recovery.

The calculation of minimum provisioning follows the formula PD (Probability of Default) x LGD (Loss Given Default) x EAD (Exposure at Default), considering regulatory floors from 91 days overdue and according to the classification of assets in the portfolios (C1 to C5).

2 – Recognition of interest: Financial instruments will have the recognition of interest interrupted with more than 90 days overdue or earlier if the asset is considered problematic.

3 – Write-off as loss: The financial instrument will be written off when there is no expectation of recovery.

4 – Effective interest rate: The revenue and expenses linked to the origination of an operation shall be deferred for the period of the operation. In this case, the revenue presented previously in the fee and commission income lines or operating expenses will have their result deferred and recognized in the net interest income.

5 – Finance lease: In the case of lessee, the Organization shall recognize the right-of-use asset in return for a lease liability. As a result, interest expenses impact the net interest income and depreciation expenses are maintained and presented under operating expenses.

The Management evaluated and concluded that the impacts on the result will be immaterial for the fiscal year of 2025. In the guidance, the effects on the result lines with the new rules are presented implicitly in the intervals shown.

loan indicators

Credit quality and provisioning indicators will change to better reflect the quality of financial instruments and have connection with expenses with Expanded Loan Loss Provisions.

New Indicators: the set of credit quality indicators will take into account the stage of the operations, movement between stages and the level of provisioning for each stage, restructured credits and we will maintain the current indicator of loans overdue for more than 90 days.

Some current indicators will be discontinued, such as: default above 60 days, Bacen portfolio coverage ratios, opening by ratings and NPL Creation.

In the case of the NPL Creation, henceforth, the highlight will be the movement of financial instruments between the stages, particularly problematic assets (stage 3).

For all new credit quality indicators, we will promptly disclose the respective historical series so that there is a basis for comparison in the same methodology.

indicators & economic perspectives

indicators

	4Q24	3Q24	4Q23	12M24	12M23
Interbank Deposit Certificate (CDI)	2.68	1.79	2.83	9.97	13.04
Ibovespa	(8.75)	6.38	15.12	(10.36)	22.28
USD – Commercial Rate	13.66	(1.99)	(3.32)	27.91	(7.21)
General Market Price Index (IGP-M)	3.81	1.52	1.84	6.53	(3.18)
Extended Consumer Price Index (IPCA)	1.48	0.80	1.08	4.83	4.62
Business Days (#)	63	66	61	253	249
Calendar Days (#)	92	92	92	366	365
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	6.1923	5.4481	4.8413	6.1923	4.8413
CDS 5 years (Points)	215	153	133	215	133
Selic - Base Interest Rate (% p.a.)	12.25	10.75	11.75	12.25	11.75
BM&F Fixed Rate (% p.a.)	15.39	12.17	10.05	15.39	10.05

economic perspectives

%	2025	2026
USD - Commercial Rate (year-end) - R$	6.00	6.00
Extended Consumer Price Index (IPCA)	5.7	3.4
General Market Price Index (IGP-M)	6.2	5.1
Selic (year-end)	14.75	11.25
Gross Domestic Product (PIB)	1.9	1.3

(This page has been left blank purposefully).

Additional
Information

corporate strategy

2024 was a year of significant transition and change at Bradesco. The bank's strategic plan was announced in February, focused on simplifying the operation and management model to provide more autonomy and speed in decision-making.

The plan reinforces our ambition to be a full-service bank that is profitable and prepared to compete over both the short and long term. This ambition can be translated into specific aspirations that need to be pursued, as outlined below:

- A physical bank with a reasonable cost structure aimed at serving clients who provide higher returns
- Efficient digital banking with humanized experience and AI
- Operational efficiency that ensures competitiveness and beneficial returns
- Capture of a larger share of wallet in the key segments
- New customer experience considered first and foremost
- A culture of transformers
- Most effective time to market

We are employing a robust and advanced approach focused on ten key strategic themes, which are divided into business and enabling areas, aligning our actions with our ambitions:

Business: mass retail; affluent; SMEs; payments and cash management; and credit cycle.

Enablers: intra-group synergies and innovation; agile technology and model; organizational structure; management model and culture; and operating efficiency.

customer-centric

The client is at the center of our decisions, there are more than 80 years of partnership, participating in all their moments of life. Whether on mobile, in branches, on the computer, or by BIA, we are present in the best moments, helping to conquer their dreams through a healthier financial life.
We will continue this way, working with a focus on promoting the best experience, listening to what clients have to tell us combined with the use of data intelligence. Thus, we develop products and services that are increasingly complete and customized, thinking about the needs, desires and life moment of each client.

The client's voice

To drive the customer-centric front, we have dedicated an exclusive area focused on the development of the best experience, which operates based on three guiding pillars, which are **excellence in banking**, which brings high quality and personalized services in all channels with solutions relevant to the needs of clients, **platforms on a scale** that use standardized and reusable components to leverage ideas and productivity, and **AI First** that generates loyalty by acting reliably and resolutely.

As a result, we had great deliveries in the Bradesco PF App (for Individuals), such as the new investment area, which facilitates the visualization of investments, allowing access to the investment statement and summary of the operations, in addition to the investment journey by objective, where it is possible to organize finances and achieve life projects.

The payment journey has also been redesigned, with a more modern and intuitive layout, bringing all payment options together in one place, including a field to type or paste the barcode and the possibility of making payment by sharing PDF files. The direct debit subhome has gained a simpler and more complete experience, bringing on a single screen the outstanding registrations, active debits and the option to include accounts.

Another great novelty was the arrival of the new segment, Bradesco Principal, which was received on the App with new screens, colors and exclusive experiences for this target audience, in addition to the inclusion of a card that directs the client to talk to the account manager.

In the Bradesco PJ App (for Companies), clients can already enjoy the Tap Bradesco solution, which turns the phone into a Cielo machine, receiving payments using the contactless feature of the card, assisting in the daily activities of the company. In addition, they can obtain different conditions to pay debts, and are able to simulate and choose better payment terms.

Change Movement

The entire **Bradesco** is undergoing **transformation**



SMEs
payments
credit
efficiency
management model and culture
organizational
technology
synergies
digital retail
high income
business
enablers

Transformation program aims to drive the evolution of **business fronts** and **enable structural** and **management changes**, contributing to the Bank's **operational performance.**

Below are the main highlights of the transformation program

highlights
organizational

- **Layers reduction, span of control** revision
- **C-levels hiring** and **leadership reskilling**
- NPS — **NPS indicators** usage expansion
- **Transformation office** with **800 people**
- **Product areas reorganization**



highlights
management model and culture

- **New** variable **compensation plan** to leadership
- Internal **cultural survey** with **74% participation**
- Action plan for **culture evolution SOU Bradesco, which improves our management model**



EVOLUÇÃO
CUL
TU
RAL
SOU
Bradesco

#We Are For Clients

#Challenge Oriented

#An Empowered Team

highlights
retail and digital channels

Digital retail service model evolution

Around **1 Mi clients** in the new format

- Service by **integrated chat with GenAI BIA** with **90% resolution**
- **66%** reduction in **time to publishing**
- **Better NBO** models **with AI intensive use (hyper-personalization)**
- **45% sales effectiveness gain**

Better client experience in the App



Receipts
Transfers
Payments
Balance and statement
Pix
New homepage
Cards
Loans operation
Pension
Insurance

50% clicks increase

+6 bank **NPS points** in 12 months

Launch of new *value proposition* throughout 2025



digital retail
high income
SMEs
payments
Credit

highlights
segments

SMEs

We move forward in SMEs with 122 companies branches, **new value proposition, new account load** and we ended the year with **150 companies branches**

Middle corporate: **+ 9 platforms** and **+RMs**

→ Segment loan **portfolio growth** of **28%**, with **market share gain**

Wholesale: Agro segment **creation and launch**

Principal

Bradesco Principal segment **launch** in november (~50 thousand clients until feb25 – in expansion 2025/2026)

Segment with **reduced account load** both in **managers** and in **investment specialists**

Payments & Synergies

Cash management **new products**

Platform **technological updates**

Synergy with Cielo (Tap on phone, antecipation d0)

highlights
credit

- **Credit BU and creation of portfolio management area**
- Efficiency in collection with an improvement of 25% vs 2023
- Improved risk management with volatility clusters
- Risk-adjusted price modeling with AI and elasticity testing with strong use of machine learning
- **Intensive use of conglomerate data**
- **Hiring of ~200 professionals**

evolutions

- **Expanded portfolio** grows **+11.9%** in the year with better models and vintages
- **Market share gain in 4Q24** in **SMEs** and **Individuals**[1]
- **Over90 from 5.1%** to **4.0%** (4Q23 x 4Q24)
- **Quality of** mass-market **new vintages~20-25% better than pre-pandemic**

technology highlights


efficiency
technology

Tech modernization (new processes and people)

- **Enterprise agility: We ended the year with around 550 squads and scaling up in 2025**
- **Dedicated team of +10,000 people (Internalization of +1,000 people)**
- **from 50% to 79% of digital channels migrated to the cloud**



GenAI — We are one of the **world's pioneers** in the use of **multi-agents** with **generative AI to modernize applications and create models**

BIA *Tech*
+46% efficiency gain in story writing

BIA with *GenAI* is being used by:

~40 thousand employees	**+500 thousand** customers	**+2 million** interactions in the last six months

kunumi — **modelos mais eficientes em *AI* e *machine learning***

Intensificação do ***value assurance / vendor optimization***

NPS

Recognizing the importance of each client, all of our actions are a direct reflection of the mission to ensure the best experience at all times. In 4Q24, we exceeded the NPS goals once again, highlighting the Bank NPS in which we advanced 5 p.p. compared to 4Q23, confirming the consistency of the established planning.

In the Checking Account and Credit Card NPS, we had a growth of 5 p.p. compared to 4Q23. Now in the Personal Loans NPS, we highlight a growth of 9 p.p. compared to the same period.

Our commitment is sustained by a solid culture of customer-centricity, which places it not only as the reason for our existence, but also in the essence of our strategy. We have adopted as practice listening to our clients and seeing in each feedback an opportunity for concrete actions that promote continuous improvements in our products, services and solutions. To do this, we combine advanced technologies with NPS metrics and have multidisciplinary teams focused on promoting initiatives that ensure that our clients' assessments and voice are our most valuable tool to guide the evolution of our work, seeking excellence in every detail.

The proactive engagement of the Organization's top leadership in their dissemination to all our employees reinforces our culture of always having the client at the center. This proximity enhances the increase in NPS, multiplying initiatives aimed at increasing security, autonomy and convenience to our clients, strengthening trust in the Bradesco Brand.

The banking sector is experiencing one of the most dynamic cycles and with great impact of digitalization of products and services. In this context, we stand out for our dedication to the client, experience, solidity and security, attributes aligned with the continuous increase in the level of loyalty of our clients.

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

diversity, equity and inclusion

Commitment to diversity and representativeness

84.0 thousand employees

50% are women

29% are black people

36% of leadership positions are occupied by women

22% of leadership positions are occupied by black people

5% are people with disabilities

UNIBRAD | development solutions and training

education, inclusion and democratization of knowledge

+1.5 million participations in trainings in 2024

Main recognitions

- \\ FIA Employee Experience (FEEx) – Amazing Places to Work Award
- \\ GPTW Award – Women
- \\ GPTW Award – PwD
- \\ Career of Dreams Ranking - Cia de Talentos
- \\ Best Companies in Diversity Practices and Actions (Corporate Initiative for Racial Equality)
- \\ GPTW Award - Ethnic/Racial
- \\ Top Employers 2024 Certification
- \\ LinkedIn – Top Company 2024
- \\ Brazil´s Most Attractive Employers – Universum
- \\ CIEE – Best Internship Programs (15th edition)
- \\ Great People Mental Health – Highlight and certification focused on Mental Health

sustainability

Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contributions to the sustainable development of the country.

Sustainability strategy

Considering the main challenges and global trends of the agenda, we chose three themes to promote an agenda of change.

Sustainable business

Driving positive impact businesses that foster social and environmental development.

Climate agenda

Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities.

Financial citizenship

Promoting education and financial inclusion to boost socioeconomic development.

Highlighted goals and commitments

Extended goal – to direct R$320 billion to sectors and activities with socio-environmental benefits by 2025.

Net-zero - aligning our loan and investment portfolios to achieve net-zero carbon emissions by 2050.

100% of our structures are supplied by renewable energy sources.

We neutralize 100% of greenhouse gas emissions generated by our operations.

We measure the carbon emissions of 100% of our Corporate loan portfolio.

Governance

We have a robust sustainability governance structure integrated with risk management and business. The main decisions and strategic direction are conducted by the Sustainability and Diversity Committee, which reports to the Board, which is required to meet bimonthly. The Committee is composed of members of the Board of Directors and of members of the Board of Executive Officers, including the CEO.

Performance

Our progress in the management of ESG aspects is evidenced by the fact that our performance is mostly above the industry average in the evaluations of specialized ratings and our permanence in the main sustainability indexes, such as Dow Jones, ISE, and CDP, among others.

Transparency

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, among others.

For more information, visit the Integrated Report

Quarter highlight

We reaffirmed our commitment to sustainable business financing, and continuously supporting our clients in the transition to a greener, more resilient and inclusive economy. By the end of December 2024, we reached 95% of our expanded target of directing R$320 billion to sectors and activities with socio-environmental benefits by 2025 – a new goal assumed after reaching the original target of R$250 billion before the deadline.

We were winners at the first National Treasury auction for the Eco Invest program to finance green economy projects – an initiative of the Brazilian government that aims to attract private foreign capital for the decarbonization of the economy. We commit to leverage 7.2 times the R$500 million in credits received from the National Treasury, which amounts to the allocation of R$3.6 billion to projects within the scope of the program, reinforcing the Organization's commitment to the Sustainable Business agenda.

digital in figures

99% transactions are carried out through **Digital Channels**

95% are concentrated on **Mobile** and **Internet**

App Individuals

Other business | In R$ | 2024 vs. 2023

+18% Pension Plans

+53% Capitalization Bonds

+32% Insurance

+38% Issuing of Credit Cards (in qty)

+26% Consortia

NPS Mobile

Total Individuals


+2 p.p.
4Q23
4Q24

Total Companies


+3 p.p.
4Q23
4Q24

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

Much More Business | Mobile Credits

In R$ | 2024 vs. 2023

+49% **Credits Released (Individuals)**

Highlight to:

+37% Payroll-deductible loans (Public, Private and INSS)

Listening to the client in every journey:

★ Rating: **4.8** of 5

+70% **Credits Released (Companies)**

Highlight to:

+58% Working Capital

Listening to the client in every journey:

★ Rating: **4.9** of 5

Bradesco App
Rating Individuals | Dec24

Apple 4.7 of 5 | **Play** 4.6 of 5



AI FIRST **Generate loyalty** by acting reliably and resolutely, generating insights and useful information proactively, **wherever the client is**

BIA Generative AI

+574 thousand Active clients

+986 thousand conversations

9 of 10 Conversations are held by AI



2.6 bi interactions since deployment (in all channels)

+75% transactions via WhatsApp (2024 vs. 2023)

Awards

First place in the **20th edition of the Banking Transformation Award**, at Pilar Bancos, in the **Innovation with AI & AI GEN** category with the case "BIA WhatsApp: preventing fraud in PIX transactions"

Emerging Tech Innovation of the year - Qorus

The Banker's Innovation in Digital Banking Awards

Bradesco Principal

The Bradesco that you already know, with the sophistication that you cannot even imagine

Strategic repositioning

affluents

prime | income >= R$25 thousand investments >= R$300 thousand | private

New value proposition

for clients

Value Proposition built after **listening to our clients**

New concept of service

We provide a differentiated service with a relationship manager specialized in asset management, through exclusive channels of customer service and new business offices with extended hours for appointments and events.

Investments

Dedicated investment **Advisor**, which recommends solutions according to the client's moment of life. Clients have access to exclusive products that integrate bank and broker, as well as a complete wealth planning structure, with asset and tax planning, to optimize the succession of assets according to the client's financial potential.

Exclusive products

We offer the exclusive credit card Bradesco Principal, destined only to clients in the segment, with up to 3 points for every US$1 spent that do not expire. Among the benefits are advanced reservations free VIP rooms by the Visa Airport Companion, access to Bradesco Lounge VIP Rooms, and Fast Pass Bradesco in the Congonhas Airport.

International account

Our clients have access to a full American checking account, which includes debit card, credit card with access to VIP rooms and a points program, real estate financing, and a comprehensive line of investment products for diversification with the best opportunities in the USA market.

Benefits program

We offer a range of exclusive benefits, such as free digital protection insurance, benefits in starred restaurants, partner and travel discounts, as well as financial benefits such as up to 15 days of overdraft exemption, up to 3 toll free tags, among others.


bradesco
principal

There is always a

bradesco expresso

nearby for everyone in Brazil

100%

of Correspondent [1] already have a platform

Key Information **2024:**

39.1 thousand

correspondent banks

27.5 MM

Average Transactions (Monthly)

+103%

In payroll-deductible loans concession (vs. 2023)

+49%

in the sale of insurance on the channel (vs. 2023)

Bradesco Expresso Platform



Customized offer of products (according to each client's profile)

A lot of efficiency and **practicality** for our partners

Best experience for **clients**

3 **international** awards:

"Banking Awards" from **The Banker** magazine in the category **Digital Transformation and Innovation**

"Banking Tech Awards" of the British magazine **Fintech Futures** in the categories:

- Best Experience Initiative for the User; and

- Best Contribution to Mobility.

(1) Who open an account, credit concession or sale of insurance.

international operations

We offer a wide range of international services, such as foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for individuals and companies through our Corporate and Global Private Banking platforms. Our service to multinational companies takes the form of support for foreign multinationals operating in Brazil or Brazilian companies with operations abroad, and in acting as the main communication link between prospective multinational clients and Bradesco Brasil.


London
New York
Luxembourg
Mexico
Miami
Hong Kong

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

New York

Bradesco Securities, Inc.

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Luxembourg

Banco Bradesco Europa S.A.

London

Bradesco Securities UK Limited

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

My Account

Internacional digital account

Opening of **228 thousand accounts** in 2024

With debit card accepted in **195 countries** and with automatic conversion to **180 currencies**

My Account is an international and digital Bradesco account that can be opened in the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with a dynamic CVV, which brings more convenience and security.

- 100% digital journey via App
- Customized card
- Customizable quotation alert and quotation based on the commercial dollar
- Transfer between the Bradesco account and My Account at any time/day

bradesco bank

Bradesco's international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Affluent segments, in addition to solutions for clients in the Corporate segment.

Net operating revenue
△ **28%** y/y

Net income
△ **60%** y/y

Assets under Custody (AuC)	△ **17%** y/y
Loan portfolio	△ **16%** y/y
Funding through deposits	△ **28%** y/y

Individuals Solution

Banking

Full checking account for making **payments, transfers, online banking and an international debit card** for purchases and withdrawals.

Credit Card

Visa card accepted in **195 countries** with exclusive benefits, including the **Livelo loyalty** program and **compatibility with digital wallets.**

Real Estate Financing

Support for the **acquisition of property** for **residents and non-residents in the USA**, with a team with a broad understanding of the market and process.

Investments

Private Client:

Investment solutions **adapted to the risk profile** of each client:

- Fixed income;
- ETFs;
- Investment Funds; and
- Structured Operations.

Affluent Client:

- Digital portfolio investment platform managed for the most diverse investor profiles.

Companies Solution

Cash Management

checking account, money market and remunerated deposits.

Payments

correspondent bank and international transfers.

Documentary Services

collection of exports and commercial letter of credit.

Corporate Credit

financing of import, export and working capital.

Ágora Investimentos


Olá
Chat
Para você investir
Renda fixa
Fundos de investimento
Informe de rendimentos
Baixe aqui seu informe de rendimentos

With more than 30 years, Ágora, Bradesco's investment house, is an open platform, which provides to account-holders and non-account holders of the institution a broad portfolio of products, such as fixed income, variable income, investment funds, pension plans and customized solutions.

During 2024, it merged its operations with Bradesco Corretora (the broker specialized in serving institutional investors), becoming one of the largest investment houses in the country.

Ágora in figures

Client base

+21.9% in 12 months

4Q24

1.2

Million

Assets under Custody

+11.2% in 12 months

Dec24

107.4

Billion

Ágora App Rating Dec24

4.7 of 5

4.8 of 5

Reclame Aqui Review | Dec24

8.2 of 10

Specialized Assistance

With the purpose of supporting the client in making the best investment decisions and forming a portfolio, according to their objectives and their investor profile.

Product Portfolio

Broad portfolio with a careful curation process, which includes Bradesco products and over 130 relevant market partners.

Research & Economics Content

Reports and analyses, developed by our award-winning Research and Economics team and Financial Education platform (Academy).

Digital Experience

Complete and intuitive digital journey, with all the solutions offered by the house available on the website and in the App.

ÁGORA
A CASA DE INVESTIMENTOS DO BRADESCO

Be well informed about everything that happens in the market by accessing our profiles on social media.

next

Born 100% digital, **with a focus on customer-centricity** and to **complement Bradesco solutions ecosystem**, next continues its evolution trajectory, connecting and maximizing the use of Bradesco solutions and structures to ensure synergy and efficiency.

With data use and anthropological studies, **next anticipates client trends and behaviors, becoming more assertive in product offerings for each profile.**

It offers several **financial and non-financial solutions:** checking account, debit and credit cards, loans, investments, insurance, tag Veloe, payments, transfers, Pix, Mobile Top-Up, compatibility with the main digital wallets, more than 50 brands delivering exclusive benefits (Mimos), financial management tools, among others.

Another highlight is **nextJoy, a digital account aimed at audiences aged 0 to 17, offers financial education, in an exclusive partnership with Disney,** also stands out.

Client Profile: the average age of next clients is 31 years, distributed in different regions. In addition, 80% of next clients had no account in another segment of the Bradesco Organization, which ratifies our strategy of addressing new audiences and market.

Customer Satisfaction: we have absolute focus on delivering the best experience to clients, regardless of the channel they contact us on.
A reflection of this is the good evaluation by our clients of our Service and the continuous evolution of the NPS.

Total value of financial transactions
Base 100


+17% y/y
100
117
4Q23
4Q24

Total amount of financial transactions
Base 100


+9% y/y
100
109
4Q23
4Q24

Reclame Aqui Review | Dec24 RA1000 | 8.5 of 10

digio

HIGHLIGHTS 4Q24

In the fourth month after the launch, the microcredit production for the Uber Account's base exceeded 250 thousand contracts/month in Dec24.

The goal for 2025 is to expand the collateralized loan portfolio and monetize the base of cards with the modality of spread payments with interest. The roadmap provides for the launch of the Social Security National Institute payroll deductible loans (INSS) consigned card and the development of the private payroll loan (e-Social).

Unique Clients
In million


+179% vs. 4Q23
2.6
3.4
9.4
4Q22
4Q23
4Q24

Total Portfolio
In R$ billion


+229% vs. 4Q23
3.5
6.2
20.4
4Q22
4Q23
4Q24

Total Revenues
In R$ million


+162% vs. 4Q23
311
411
1,078
4Q22
4Q23
4Q24

8.6 of 10 — Excellent reputation on Reclame Aqui with the RA1000 seal | Dec24

4.1 of 5 — Google My Business | Dec24

Review in Stores | Dec24



	iOS	Android
digio	4.6 of 5	4.3 of 5
Uber Account	4.8 of 5	4.3 of 5

service points, clients and market share

	Dec24	Sept24	Dec23
\\ Structural Information - Units			
Customer Service Points	82,914	82,023	83,147
- Service Network	6,003	6,347	7,388
Branches	2,305	2,355	2,695
Retail + Prime	1,996	2,083	2,485
Companies & Business	150	122	67
Corporate	83	74	73
Digital Platform	76	76	70
Service Centers	2,501	2,727	3,351
Electronic Service Centers	469	497	522
Business Units	728	768	820
Retail + Prime	727	768	820
Pricipal	1	-	-
- Banco24Horas Network	17,931	17,451	17,967
- Bradesco Expresso (Correspondent Banks)	39,059	38,572	38,264
- Bradesco Financiamentos	19,908	19,640	19,514
- Branches, Subsidiaries and Representation Office, Abroad	13	13	14
ATMs	39,586	40,218	43,768
- Onsite Network - Bradesco	15,376	16,441	19,582
- Banco24Horas Network	24,210	23,777	24,186
Employees	84,022	84,018	86,222
Outsourced Employees and Interns	2,545	2,777	2,497
\\ Customers - In million			
Total Customers	73.2	72.9	71.1
Account Holders (1)	38.2	38.5	38.1
Savings Accounts	66.6	64.8	69.0
\\ Market Share % - BACEN | main products and services in relation to the market			
\ Bank			
Demand Deposits	N/A	8.4	9.8
Savings Deposits	N/A	12.5	13.1
Time Deposits	N/A	11.5	12.5
Loans	10.2	10.2	10.2
Loans - Private Institutions	17.7	17.7	17.8
Loans - Vehicles Individuals (CDC + Leasing)	10.7	10.6	11.4
Payroll-Deductible Loans	14.4	14.3	14.7
Social Security Institute (INSS)	15.6	15.7	17.0
Private Sector	12.0	11.6	11.5
Public Sector	13.7	13.6	13.4
Real Estate Financing	10.8	10.5	10.4
\ Consortia			
Real Estate	12.4 (2)	12.6	14.4
Auto	23.2 (2)	23.6	25.3
Trucks, Tractors and Agricultural Implements	16.7 (2)	17.5	19.1
\ International Division			
Export Market	11.7 (2)	14.8	13.5
Import Market	7.4 (2)	7.6	8.7
\ Insurance			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	N/A	22.8	22.7
Technical provisions for insurance, pension plans and capitalization bonds	N/A	21.6	21.8
Pension Plan Investment Portfolios (including VGBL)	22.1	21.9	21.8
\ Funds			
Investment Funds and Managed Portfolios	16.7	16.5	16.6
\ National Social Security Institute (INSS)			
Benefit Payment to Retirees and Pensioners	27.2	27.7	30.1
\ Leasing			
Lending Operations	N/A	30.3	25.4

(1) It considers the grouping of branches and in Bacen considers the counting per active CNPJ (Corporate Taxpayer's ID); **(2)** Reference date: November 2024; and **N/A** – Not available.

main ratios

price to earnings ratio [1]

Indicates the possible number of years (fiscal) in which the investor would recover the capital invested, based on the closing prices of common and preferred shares.


10.6
8.9
7.6
8.7
6.0
Dec23
Mar24
June
Sept
Dec

(1) Recurring net income in 12 months.

price to book value ratio

Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


1.1
0.9
0.8
0.9
0.7
Dec23
Mar24
June
Sept
Dec

dividend yield [1] [2] - %

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by profit sharing.


10.8
8.5
11.1
10.7
9.9
4Q23
1Q24
2Q
3Q
4Q

(1) It considers the dividends / IoE declared for the period; and
(2) Calculated by the share with the highest liquidity.

Recommendation of Market Analysts Preferred Shares – BBDC4
(14 reports were analyzed)

7	6	1
Hold	**Buy**	**Sell**

Market capitalization

117.6
R$ billion
In Dec24

payout / dividends and interest on shareholders' equity


35%
44%
52%
79%
62%
R$ million
5,548
9,240
10,172
11,311
11,283
12M20
12M21
12M22
12M23
12M24
Dividends/Interest on Shareholders' Equity - Gross
Gross Payout - Accumulated in the Year

trading daily average volume


R$ million
1,586
1,089
497
1,834
1,138
696
1,636
948
688
1,105
750
355
953
629
324
2020
2021
2022
2023
2024
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

appreciation of preferred shares – BBDC4


Base 100
238
184
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Dec24
BBDC4
Ibovespa

performance of the Bradesco shares [1]

In R$	Dec24	Sept24	Dec23	Variation % Dec24 x Sept24	Variation % Dec24 x Dec23
Book Value per Common and Preferred Share	15.14	15.38	15.21	(1.5)	(0.4)
Last Trading Day Price – Common Shares	10.36	12.51	13.97	(17.2)	(25.9)
Last Trading Day Price – Preferred Shares	11.25	14.05	15.65	(20.0)	(28.1)

(1) Adjusted for corporate events during the periods.

additional information

IR – investor relations area

Generating value means delivering financial income to our stakeholders based on resilience, robustness, and speed to fit our clients' needs, underpinned by robust, transparent and fair governance. Our relationship with investors is built in a clear and objective manner, and through constant dialog with the market.

In the fourth quarter of 2024 we carried out:

193
Meetings with institutional and non-institutional investors

9
Events, including **4** international conferences,
2 national conferences and
3 non-deal road shows


bradesco
Investir em transparência:
isso tem futuro.

Through the IR structure, we constantly report on the financial-economic performance of the Organization, as well as its governance structure, policies and practices.

In order to increase stakeholders' knowledge of the Bank, on the IR website it is also possible to find:

- Company **presentations**;
- **Events** calendar;
- Regulatory **forms**;
- **Institutional videos** with messages from the Organization's Executives; and
- Our **strategic positioning** and our **operational management**, among other information.

ratings

Fitch Ratings

	Long-term	Outlook	Short-term
Domestic Currency	BB+	Negative	B
Foreign Currency	BB+		B
National Scale	AAA(bra)	Stable	F1+(bra)

Viability: **bb+**
Government Support Rating: **bb-**

Moody's

	Long-term	Outlook	Short-term
Domestic Currency Counterparty	Baa3	Positive	P-3
Foreign Currency Counterparty	Baa3		P-3
Deposits - Domestic Currency	Ba1		-
Foreign Currency Deposit	Ba1		-
National Scale	AAA.br	Stable	ML A-1.br

S&P Global

	Long-term	Outlook	Short-term
Domestic Currency	BB	Stable	B
Foreign Currency	BB		B
National Scale	brAAA	Stable	brA-1+

Bradesco Bank Moody's

	Long-term	Outlook	Short-term
Deposits - Domestic Currency	A3/Prime-2	Stable	A3/Prime-2

additional information

capital management

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the Internal Capital Adequacy Assessment Process (ICAAP Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body.

The Senior Management is provided with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus complying with the Central Bank of Brazil's regulations on capital management activities, as well as the approved management limits.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

	Basileia III Conglomerado Prudencial		
Em R$ milhões	**Dez24**	Set24	Dez23
\\ Base de cálculo			
Patrimônio de referência - PR	149,109	151,190	149,969
Nível I	124,633	127,211	125,412
Capital principal	106,013	112,401	110,689
Patrimônio líquido	160,487	162,931	161,182
Minoritários/Outros	(72)	136	272
Ajustes prudenciais	(54,402)	(50,666)	(50,766)
Capital complementar	18,620	14,810	14,723
Nível II	24,476	23,979	24,557
\\ Ativos ponderados pelo risco - RWA	**1,008,668**	**1,000,932**	**947,738**
Risco de crédito	887,255	880,159	842,400
Risco de mercado	28,188	27,549	18,957
Risco operacional	93,225	93,225	86,381
\\ Índice Total	**14.8%**	**15.1%**	**15.8%**
Capital nível I	12.4%	12.7%	13.2%
Capital principal	10.5%	11.2%	11.7%
Capital complementar	1.8%	1.5%	1.6%
Capital nível II	2.4%	2.4%	2.6%

In R$ million (unless otherwise stated)	4Q24	3Q24	2Q24	1Q24	4Q23
\\ Income Statement for the Period					
Recurring Net Income	5,402	5,225	4,716	4,211	2,878
Book Net Income	4,934	5,225	4,716	4,211	1,703
Operating Income	6,969	6,765	5,879	4,977	2,499
Net Interest Income	16,995	15,999	15,580	15,152	16,128
Client NII	16,153	15,635	15,255	14,522	15,432
Expanded Loan Loss Provisions	(7,460)	(7,127)	(7,290)	(7,811)	(10,524)
Net Interest Margin	8,693	8,508	7,965	6,711	4,908
Fee and Commission Income	10,262	9,904	9,317	8,861	9,028
Operational Expenses	(16,418)	(15,050)	(14,466)	(13,360)	(14,935)
Income from Insurance, Pension Plans and Capitalization Bonds	5,531	5,048	4,644	3,997	4,745
\\ Statement of Financial Position					
Total Assets	2,127,922	2,077,359	2,054,518	2,000,076	1,964,052
Securities and Derivative Instruments	861,312	837,073	843,099	828,258	824,484
Expanded Loans Portfolio	981,692	943,891	912,092	889,918	877,285
- Individuals	414,080	396,837	381,775	372,556	365,442
- Companies	567,612	547,055	530,317	517,362	511,844
Allowance for Loan Losses (LLP)	(48,275)	(48,486)	(48,508)	(51,643)	(53,901)
Total Deposits	651,736	619,408	621,404	611,627	627,662
Shareholders' Equity	160,487	162,931	160,086	160,563	161,182
Assets under Management	3,211,812	3,164,744	3,113,072	3,044,442	2,988,371
\\ Performance Indicators (%)					
Recurring Net Income per Share (in 12 month) - R$ (1)	1.85	1.61	1.55	1.53	1.54
Recurring Net Income per Share - R$ (1)	0.51	0.49	0.45	0.40	0.27
Book Value per Common and Preferred Share - R$ (1)	15.14	15.38	15.11	15.15	15.21
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.24	0.22	0.21	0.20	0.21
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.26	0.24	0.23	0.22	0.23
Annualized Return on Average Equity (2)(3)	11.7	11.3	10.8	10.2	10.0
Annualized Return on Average Assets (3)	0.9	0.9	0.9	0.8	0.9
Fixed Asset Ratio	25.2	25.0	25.6	23.2	26.1
Dividends/Interest on Shareholders' Equity	2,643	2,422	2,303	2,223	2,297
Liquidity Coverage Ratio (LCR)	141.1	156.4	174.8	193.2	191.6
Net Stable Funding Ratio (NSFR)	121.2	121.6	121.6	123.4	126.7
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	78.6	77.5	76.9	76.4	76.7
Efficiency Ratio (ER) - (in 12 month) (5)	52.2	52.2	51.3	49.7	48.7
Market Capitalization - R$ million (6)	117,619	147,386	125,006	143,655	172,227
\\ Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)					
Non-performing Loans (> 60 days / Loan Portfolio) (%)	4.7	4.9	5.2	5.9	6.1
Delinquency Ratio (> 90 days / Loan Portfolio) (%)	4.0	4.2	4.3	5.0	5.2
Coverage Ratio (> 60 days) (%)	142.9	144.7	142.1	137.2	140.9
Coverage Ratio (> 90 days) (%)	168.6	169.3	170.2	163.7	165.4
AA - C Rated Loans / Loans (%)	90.4	89.9	89.2	87.9	87.2
D-rated Loans / Loans (%)	1.9	1.9	2.1	2.9	2.9
E-H rated Loans / Loans (%)	7.7	8.2	8.8	9.2	10.0
D-rated loans	13,444	12,825	13,606	18,620	17,984
Provision for D-rated loans	3,088	2,883	2,995	3,664	3,021
Provision / D-rated loans (%)	23.0	22.5	22.0	19.7	16.8
D-H rated Non-Performing Loans	37,519	36,936	37,406	42,244	43,017
Total Provision / D-H-rated Non-performing Loans (%)	128.7	131.3	129.7	122.2	125.3
E-H Rated Loans	55,215	56,686	57,751	58,443	62,588
Provision for E-H rated loans	41,299	41,896	42,097	44,728	47,616
Provision / E-H rated loans (%)	74.8	73.9	72.9	76.5	76.1
E-H rated Non-Performing Loans	32,412	32,290	32,324	36,801	37,752
Total Provision / E-H-rated Non-performing Loans (%)	148.9	150.2	150.1	140.3	142.8

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** Accrued Recurring Net Income; **(4)** In the last 12 months; **(5)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(6)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

consolidated balance sheet – Bradesco

Below, we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner:

R$ million	Dec24	Sept24	Dec23	Variation % Dec24 x Sept24	Variation % Dec24 x Dec23
\\ Assets					
\\ Cash and due from banks	**19,118**	**16,891**	**16,346**	**13.2**	**17.0**
\\ Financial instruments	**1,970,247**	**1,929,167**	**1,839,983**	**2.1**	**7.1**
Interbank investments	198,559	211,397	204,614	(6.1)	(3.0)
Compulsory deposits with the Brazilian Central Bank	127,086	123,720	133,722	2.7	(5.0)
Securities	839,191	819,436	808,992	2.4	3.7
Derivative Financial instruments	22,121	17,637	15,492	25.4	42.8
Loans	598,221	576,898	525,968	3.7	13.7
Other financial instruments	185,069	180,079	151,194	2.8	22.4
\\ Leases	**6,235**	**5,646**	**4,394**	**10.4**	**41.9**
\\ Provision for Expected Credit Loss Associated with Credit Risk	**(48,275)**	**(48,486)**	**(53,901)**	**(0.4)**	**(10.4)**
Loans	(46,234)	(46,335)	(50,225)	(0.2)	(7.9)
Leases	(54)	(52)	(46)	3.8	17.4
Other Receivables	(1,987)	(2,099)	(3,630)	(5.3)	(45.3)
\\ Deferred tax assets	**110,893**	**106,429**	**99,849**	**4.2**	**11.1**
\\ Investments in associates and Jointly Controlled Entities	**5,339**	**5,131**	**3,895**	**4.0**	**37.1**
\\ Premises and Equipment	**22,958**	**22,591**	**21,649**	**1.6**	**6.0**
\\ Intangible Assets	**58,952**	**57,994**	**52,658**	**1.7**	**12.0**
\\ Depreciation and Amortization	**(48,604)**	**(47,849)**	**(44,095)**	**1.6**	**10.2**
Premises and Equipment	(15,054)	(14,834)	(13,794)	1.5	9.1
Intangible Assets	(33,550)	(33,015)	(30,301)	1.6	10.7
\\ Other assets	**33,228**	**32,106**	**25,875**	**3.5**	**28.4**
\\ Impairment of Assets	**(2,170)**	**(2,260)**	**(2,601)**	**(4.0)**	**(16.6)**
\\ Total	**2,127,922**	**2,077,359**	**1,964,052**	**2.4**	**8.3**
\\ Liabilities					
\\ Deposits and Other Financial Instruments	**1,482,705**	**1,435,047**	**1,364,374**	**3.3**	**8.7**
Deposits from Banks	415,948	403,253	356,366	3.1	16.7
Deposits from Customers	647,309	615,149	623,804	5.2	3.8
Securities Issued	270,294	269,409	256,325	0.3	5.4
Subordinated Debt	57,459	52,495	50,338	9.5	14.1
Derivative Financial Instruments	15,355	15,646	13,835	(1.9)	11.0
Other Liabilities	76,340	79,095	63,706	(3.5)	19.8
\\ Provision	**439,148**	**428,198**	**396,849**	**2.6**	**10.7**
Insurance Technical Provisions and Pension plans	403,689	393,720	360,803	2.5	11.9
Other reserves	35,459	34,478	36,046	2.8	(1.6)
\\ Deferred income tax	**4,719**	**5,201**	**5,338**	**(9.3)**	**(11.6)**
\\ Other Liabilities	**38,689**	**43,819**	**34,514**	**(11.7)**	**12.1**
\\ Total Liabilities	**1,965,261**	**1,912,265**	**1,801,075**	**2.8**	**9.1**
\\ Shareholders' Equity					
\\ Shareholders' Equity Attributed to Controlling Shareholders	**160,487**	**162,931**	**161,182**	**(1.5)**	**(0.4)**
\\ Non-controlling interest	**2,174**	**2,163**	**1,795**	**0.5**	**21.1**
\\ Shareholders' Equity Total	**162,661**	**165,094**	**162,977**	**(1.5)**	**(0.2)**
\\ Total	**2,127,922**	**2,077,359**	**1,964,052**	**2.4**	**8.3**

Below, we present the main data of the Insurance Balance Sheet, managed in a consolidated manner:

R$ million	Dec24	Sept24	Dec23	Variation % Dec24 x Sept24	Variation % Dec24 x Dec23
\\ Assets					
\\ Current and Long-Term Assets	**442,036**	**436,677**	**399,866**	**1.2**	**10.5**
Securities	419,489	416,049	381,323	0.8	10.0
Insurance Premiums Receivable	6,813	6,863	6,424	(0.7)	6.1
Other Loans	15,734	13,766	12,119	14.3	29.8
\\ Permanent Assets	**12,810**	**12,223**	**10,799**	**4.8**	**18.6**
\\ Total	**454,846**	**448,900**	**410,665**	**1.3**	**10.8**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**416,405**	**411,260**	**369,386**	**1.3**	**12.7**
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	403,688	393,720	360,803	2.5	11.9
Tax, Civil and Labor Contingencies	2,502	2,435	2,141	2.7	16.9
Other obligations	10,215	15,105	6,442	(32.4)	58.6
\\ Non-controlling Interest	**730**	**735**	**860**	**(0.7)**	**(15.1)**
\\ Shareholder's Equity	**37,711**	**36,905**	**40,418**	**2.2**	**(6.7)**
\\ Total	**454,846**	**448,900**	**410,665**	**1.3**	**10.8**

minimum capital required – grupo bradesco seguros

For companies regulated by SUSEP, CNSP Resolution No. 432/21 and subsequent amendments, it is established that corporations should have an Adjusted Shareholders' Equity (ASE) equal to or higher than the Minimum Capital Required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22, and subsequent amendments, establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated from an economic point of view, and should be calculated based on the shareholders' equity or the accounting equity, considering the accounting adjustments and adjustments associated with the variation of economic values.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

The Minimum Required Capital (MCR) in December 2024 totaled R$13.0 billion.

analytical breakdown of income statement – managerial vs. recurring

R$ million	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
	Fourth Quarter of 2024			
\\ Net Interest Income	**20,831**	**(3,836)**	**-**	**16,995**
Expanded Loan Loss Provisions	(8,159)	699	-	(7,460)
\\ NII Net of Provisions	**12,672**	**(3,137)**	**-**	**9,535**
Income from Insurance, Pension Plans and Capitalization Bonds	3,338	2,193	-	5,531
Fee and Commission Income	10,218	44	-	10,262
Operating Expenses	(18,399)	1,138	-	(16,418)
Personnel Expenses	(6,773)	-	-	(6,773)
Other Administrative Expenses	(6,332)	17	-	(6,315)
Other Operating Income / Expenses	(5,294)	1,121	843	(3,330)
Tax Expenses	(1,835)	(196)	-	(2,031)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	90	-	-	90
\\ Operating Income	**6,084**	**41**	**843**	**6,969**
Non-Operating Income	(23)	63	-	40
Income Tax / Social Contribution and Non-controlling Interest	(1,127)	(104)	(375)	(1,607)
\\ Net Income	**4,934**	**-**	**468**	**5,402**

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report;
(2) It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; contemplates the relocation, in the lines of Net Interest Income and Expanded Loan Loss Provisions, related to the effects of the sale operation of financial assets (credit concession); and
(3) It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income.

BRGAAP vs. IFRS comparative

The reconciliation of the Shareholders' Equity and Net Income related to December 2024 is shown below:

Attributed to the controlling shareholders	Shareholder's Equity	Net Income	
R$ million	Dec24	12M24	12M23
\\ BRGAAP	**160,487**	**19,086**	**15,122**
Loan Loss Provisions	(1,823)	(1,974)	1,268
Insurance Contracts	1,835	(20)	(1,746)
Goodwill on Business Combination	4,807	153	223
Other	3,103	7	(616)
\\ IFRS	**168,409**	**17,252**	**14,251**
\\ IFRS vs. BRGAAP Difference	**7,922**	**(1,834)**	**(871)**

Main Adjustments

Expected Loss on Financial Assets - Takes into account: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

Insurance Contracts - Comprises the adoption of Standard IFRS17 that came into force on January 1, 2023 and was not adopted by the Local Insurance Authority Regulator (Superintendence of Private Insurance - SUSEP); this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4.

Goodwill on Business Combinations - For IFRS purposes, the assets and liabilities identified as originating from business combinations were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

(This page has been left blank purposefully).

Independent Auditors Report

Independent Assurance Report - Reasonable Assurance

To
Board of Directors of
Banco Bradesco S.A.
Osasco - SP

Independent Reasonable Assurance Report for Banco Bradesco on the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report

We were engaged by Banco Bradesco S.A. ("Bank" or "Bradesco") for the preparation of a report on the process of compilation and presentation of the consolidated supplementary financial information included in the Bradesco's Economic and Financial Analysis Report for the year ended December 31, 2024, in the form of an independent reasonable assurance conclusion on whether Bradesco's assertion that the process of compilation and presentation of the consolidated financial information included in the Economic and Financial Analysis Report is, in all material respects, based the information referred to in the paragraph "Criteria for preparation of the consolidated supplementary financial information" attached to this report, adequately presented.

Responsibilities of Management of Bradesco
Management of Bradesco is responsible for the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report necessary to enable it to comply with the criteria for preparation of the consolidated supplementary financial information described below, and for the other information contained in this report, as well as for design, implementation and maintenance of relevant internal control that it has determined as necessary to enable such information to be free from material misstatement, whether due to fraud or error.

Our Responsibilities
Our responsibility is to review the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report prepared by Bradesco and to prepare a report on them in the form of an independent reasonable assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Assurance Engagements Other Than Audits and Reviews and ISAE 3000, Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the Federal Accounting Council and the International Auditing and Assurance Standards Board, respectively. Those standards require that we plan and perform the engagement and perform the procedures to obtain reasonable assurance about whether the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report is in accordance with the information described in the "Criteria for preparation of the consolidated supplementary financial information" paragraph, in all material respects.

KPMG Auditores Independentes Ltda. ("KPMG") applies the Brazilian quality management standard (NBC PA 01), which requires KPMG to plan, implement, and operate a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We comply with the independence and other ethical requirements of the Code of Ethics for Professional Accountants and professional standards (including independence standards) based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behavior.

The procedures selected depend on our auditor's judgment, including the assessment of the risks of material misstatement of the process of compilation and presentation of the consolidated supplementary financial information, whether due to fraud or error.

In making those risk assessments, we have considered internal control relevant to process of compilation and presentation of the consolidated supplementary financial information in order to determine the assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing a conclusion on the effectiveness of Bradesco's internal control related to the process of compilation and presentation of the consolidated supplementary financial information. Our work also included: the evaluation of the adequacy of the compilation and presentation of the consolidated supplementary financial information, the adequacy of the criteria used by Bradesco in the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report to the circumstances of our work, the evaluation of the adequacy of the process of compilation and presentation of the consolidated supplementary financial information, the reasonableness of the estimates made by Bradesco, and the evaluation of the overall presentation of the Economic and Financial Analysis Report. Reasonable assurance is less than an absolute assurance.

Criteria for the preparation of the consolidated supplementary financial information

The consolidated supplementary financial information disclosed in the Economic and Financial Analysis Report for year ended December 31, 2024, was compiled by Bradesco's Management based on the consolidated financial statements as of December 31, 2024, on the criteria described in the Economic and Financial Analysis Report and in the explanatory note 34 of such consolidated financial statements, for the purpose of additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has based on and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report is, in all material respects, in accordance with the information referred to in the paragraph "Criteria for the preparation of the consolidated supplementary financial information".

São Paulo, February 6, 2025

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

Financial Statements 2024

Message to Shareholders

Dear shareholders,

We preserve our tradition of providing good services to our clients, strengthening our brand and renewing our vocation of partnership, I would also say, a relationship of trust with Brazilians.

In this constant pace of change, our resilience proves the assertiveness of the strategic planning and business model adopted. The year was challenging, but with the commitment of our teams, we met the proposed goals.

The year 2025 should not be different. As in all our trajectory, we remain confident regarding the potential of Brazil and the capacity of its people, always seeking to contribute to the economic and social growth of the country.

Aligned with our commitment to transparency and the democratization of information, we present in detail the main achievements and results obtained in the exercise.

To our shareholders and clients, we thank you for your support, trust and preference with which you have distinguished us.

Enjoy the reading!

Cidade de Deus, February 6, 2025
Luiz Carlos Trabuco Cappi
Chairman of the Board of Directors

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to 2024. We follow all accounting practices used in Brazil, applicable to institutions authorized to operate by the Central Bank.

Economic Comment

Economic activity again showed significant growth in 2024. The reasons that led us to this performance, however, should not repeat this year. The expectation of a record grain production in the first quarter is still expected to boost GDP as a whole. However, starting in the second half, the increase in the Selic rate and the reduction in the fiscal impulse should result in a slowdown in the Brazilian economy. Our projections indicate that the GDP will grow by 2.2% in 2025, after an estimated 3.6% expansion in 2024.

The continued worsening of inflation expectations and the strong exchange devaluation in recent months have led the Central Bank of Brazil to accelerate the rate of interest increase and signal that it will raise the Selic rate at least up to 14.25%. We predict that the basic interest of the economy will reach the maximum level of 15.25% by mid-year and will close 2025 at 14.75%.

Inflation data in the US was once again the focus of attention. At the same time, the activity continues to show resilience. We understand that there is room for continued interest cuts, with the US basic rate reaching 3.50% at the end of the year. In any case, the international scenario suggests caution from emerging nations. Uncertainties related to US trade tariffs and geopolitical conflicts around the world can impair the economic performance of these countries.

Highlights in the period

In August 2024, Banco Bradesco S.A. ("Bradesco") informed its shareholders of the signing of an Investment Agreement with John Deere Brasil S.A., a wholly owned subsidiary of Deere & Company (USA), one of the world's leading suppliers of equipment for agriculture, construction and forestry. This strategic partnership demonstrated Bradesco's goal to further strengthen its position in the agribusiness and construction sectors, expanding the offer of financing and financial services to clients and dealers in the acquisition of equipment, parts and services from the John Deere group.

In November 2024, Banco Bradesco S.A. informed to its shareholders the signing of an Investment Agreement with the group Rede D'Or Sao Luiz S.A. ("Rede D'Or") for inclusion of Hospital São Luiz Campinas in the hospital network Atlântica D'Or, thus expanding the partnership signed with Rede D'Or, disclosed to the market on May 8, 2024 and retaining the participation, in the existing structure, in the proportion of 50.01% for Rede D'Or and 49.99% for Atlântica. The expansion of the Partnership is aligned with the strategy of Atlântica to invest in the health sector value chain through partnerships with players established in the operation of hospitals.

In addition, Banco Bradesco S.A., in December 2024, approved the proposal of the Company's Board of Executive Officers to pay interest on complementary equity, in the total amount of R$2,975,700,000.00, R$0.27 per ordinary share and R$0.29 per preferred share.

highlighted information

2024

BOOK NET INCOME

R$19.1 bi △ +26.2% a/a

EARNINGS PER SHARE
R$1.71 common
R$1.89 preferred

ROAE
11.4%

BOOK VALUE PER SHARE
R$15.14

MARKET VALUE
R$117.6 bi

TIER I CAPITAL
12.4%

SHAREHOLDERS' EQUITY [1]

R$160.5 bi ▽ -0.4% a/a

INTEREST ON SHAREHOLDERS' EQUITY **R$11.3 bi** (gross) | Payout **62.2%** (gross)

EXPANDED LOAN PORTFOLIO
(Dez24 vs. Dez23)

R$981.7 bi (+11.9%)

INDIVIDUALS: **R$414.1 bi** (+13.3%)

LARGE CORPORATES: **R$352.7 bi** (+2.5%)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$214.9 bi** (+28.0%)

TOTAL DEPOSITS
(Dez24 vs. Dez23)

R$645.8 bi (+3.6%)

Time Deposits: **R$467.7 bi** (+6.0%)

Savings Deposits: **R$132.5 bi** (+1.1%)

Demand Deposits: **R$45.5 bi** (-10.8%)

ALLOWANCE FOR LOANS
(Dez24 vs. Dez23)

R$48.3 bi (-10.4%)

SECURITIES
(Dez24 vs. Dez23)

R$769.9 bi (+1.7%)

Available-for-Sale Securities: **R$132.9 bi** (-54.4%)

Trading Securities: **R$346.8 bi** (-5.4%)

Held-to-Maturity Securities [1]: **R$290.2 bi** (+193.8%)

(1) Equity attributable to shareholders of the parent; and

(2) As provided for by Article 8 of Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

international operations

We offer a wide range of international services, such as foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for individuals and companies through our Corporate and Global Private Banking platforms. Our service to multinational companies takes the form of support for foreign multinationals operating in Brazil or Brazilian companies with operations abroad, and in acting as the main communication link between prospective multinational clients and Bradesco Brasil.


London
New York
Luxembourg
Mexico
Miami
Hong Kong

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

New York

Bradesco Securities, Inc.

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Luxembourg

Banco Bradesco Europa S.A

London

Bradesco Securities UK Limited

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

My Account

International digital account

Opening of more than **228 thousand accounts** in 2024

With debit card accepted in **195 countries** and with automatic conversion to **180 currencies**

My Account is an international and digital Bradesco account that can be opened in the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with a dynamic CVV, which brings more convenience and security.

- 100% digital journey via App
- Customizable quotation alert and quotation based on the commercial dollar
- Customized card
- Transfer between the Bradesco account and My Account at any time/day

bradesco bank

Bradesco's international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Affluent Segments, in addition to solutions for clients in the Corporate segment.

Net operating revenue
△ **28%** y/y

Net income
△ **60%** y/y

Assets under Custody (AuC) △ **17%** y/y

Loan portfolio △ **16%** y/y

Funding through deposits △ **28%** y/y

Individuals Solution

Banking

Full checking account for making **payments, transfers, online banking and international debit card** for purchases and withdrawals.

Credit Card

Visa card accepted in **195 countries** with exclusive benefits, including **the Livelo loyalty** program and **compatibility with digital wallets.**

Real Estate Financing

Support for the **acquisition of property** for **residents and non-residents in the USA**, with a team with a broad understanding of the market and process.

Investments

Private Client:

Investment solutions **adapted to the risk profile** of each client:

- Fixed income;
- ETFs;
- Investment Funds; e
- Structured Operations.

Affluent Client:

- Digital portfolio investment platform managed for the most diverse investor profiles.

Companies Solution

Cash Management

checking account, money market and remunerated deposits.

Payments

correspondent bank and international transfers.

Documentary Services

collection of exports and commercial letter of credit.

Corporate Credit

financing of import, export and working capital.

Technology and innovation

Generative AI continues to expand: BIA Branches already benefits more than 35 thousand managers with fast and accurate responses at the service of clients. With several skills, BIA Clients have started making use of generative AI and already interact daily with more than 580 thousand clients. And now it is used for Real Estate Loans, offering full support through WhatsApp, providing process status and links for the inclusion of documents. BIA Tech, our IT assistant adopted by 80% of developers and Product Owners, optimized development productivity by 46%, accelerating time-to-market solutions.

In this journey of escalating the use of generative AI, we implemented structural, service, credit, safety and efficiency solutions providing deliveries focused on the best experience for clients and the internal teams. We have developed a platform that provides reusable services in various business applications, we implemented service copilot actions, as well as data and information analysis, treatment and interpretation solutions that strengthen operations, support productivity and assertiveness, enable better response to client demands and support decision-making processes. As another important solution for development, alongside Bia Tech, we have Multiagents, a set of agents with specialized activities of Product Owners, Developers, Solution Architects etc. that can act as "virtual squads".

With Enterprise Agility we continue to evolve agile practices across the Organization, expanding the "tribes" model with a focus on autonomous and responsible business units, for end-to-end solutions. The increasingly flexible organizational structures, continuous feedback from clients and stakeholders, and the culture of innovation drive us, in new challenges, to the constant improvement of products and services, and to the experimentation and adoption of new technologies and working methods.

Investments in people and technology are increasing. We hired 30% of the engineers compared to the 4Q23 IT framework. To further foster the culture of innovation, we promoted the Innovation Experience 2024 to familiarize the entire Organization on the topics of open finance, artificial intelligence and digital assets.

In Investments, we launched a modern portal with exclusive content to enhance knowledge, free investment advice and chat with specialists. The App gains a new home that leverages the customer experience, with a new portfolio organization always up-to-date and with the journey of goal creation, where the Bank assists with planning, simulations and simplified financial education.

The accounts opened by the App earn the automatic Invest Fácil (Easy Invest), ensuring that the available balance starts to yield immediately. And now, it is also possible to hire personal loans with guarantee of investments of the CDB modality without compromising the investment income. The App has improved the essential features: more user-friendly menu for registration, clearer view of operations, setting limits for scheduling and customizing debit information. Payments are now centralized in a single home. The PIX journey became more intuitive, easy and fast.

Credit card issuing journeys allow the use of digital wallets and generation of virtual cards before receiving the physical version.

Corporate clients are now relying on Tap Bradesco, a complete solution to turn their mobile phone into Cielo payment machines with the same safety as conventional machines.

With an innovative spirit, Bradesco is involved in several digital asset initiatives, including projects with the Central Bank of Brazil to create a tokenized financial infrastructure. We are participating in the second phase of the DREX in two themes: the tokenization of the Bank Deposit Certificate (CDB) and its use as collateral in loan operations and the tokenization of debentures. In public infrastructures for digital assets, we are acting on a pilot project for foreign remittances with stablecoins and we have started offering crypto funds from other managers on the Ágora platform. We also continue to develop decentralized digital identity solutions with IDbra, a transformative initiative for the client, allowing clients to use a data wallet with their credentials to access online services and in the physical world in a safe and practical way.

Among so many awards in 2024, Bradesco was recognized as a "Global Winner" in digital financial innovation for the award of The Banker magazine, of the Financial Times Group. It also won in three other categories, for the use of Generative AI by the client, by the integration of BIA with specialists for customized investment suggestions and by the new Bradesco Expresso platform, which in this quarter added more than 150 new features. In addition, we were winners in the Qorus Banking Innovation Awards for the use of Generative AI in the emerging technology category of the year and elected top innovation in finance by the Global Finance magazine for the use of Generative AI in the reading of Copom's Minutes.

We remain at the technological forefront, increasingly customer-centric, leveraging the experience of being Bradesco and the future of financial services in Brazil.

Products and services for the public sector

Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.1 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 30 Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

Human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and personal life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 84,022 employees: 72,642 of Bradesco and 11,380 of affiliated Companies.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br

Sustainability for Bradesco

Sustainability is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to sustainable growth and the generating long-term value for all our stakeholders. Our Sustainability Strategy is aligned with the Sustainable Development Goals (ONU), and it is based on ESG management and transparency.

As a key part of our strategic agenda, we are committed to financing sustainable businesses and continuously supporting our clients in transitioning to a greener, more resilient, and inclusive economy. Initially, the Bank had a target of R$ 250 billion to allocate credits to sectors and activities with socio-environmental benefits. This target was increased to R$ 320 billion, and by December 2024, we had reached 95% of this amount.

Our performance in sustainability has been recognized in the main national and international indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3. These indexes reflect our management and performance in long-term economic, environmental and social criteria.

To keep up with our initiatives, visit bradescori.com.br and bradescosustentabilidade.com.br websites.

Corporate governance

Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization.

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco's corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require.

We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees.

Banco Bradesco's Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws.

In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members, two of them are elected by minority shareholders and their respective alternates.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

Internal audit

It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives.

The work is based on adherence to the mandatory elements of the International Professional Practices Framework (IPPF) of The Institute of Internal Auditors (IIA), including the Fundamental Principles for the Professional Practice of Internal Audit, the IIA Code of Ethics, the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit Department within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for distribution of dividends and interest on shareholders' equity

In the first half of 2024, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.0% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

Independent evaluation of models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Risk Officer (CRO), effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Control Commission for the Evaluation of Models and Risk Committees.

Compliance, integrity, ethics and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

Independent audit

In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations.

The Bradesco Organization hired services from KPMG Auditores Independentes Limited not related to the Financial Statements Consolidated Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form.

Social Investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$ 1.3 billion

Investment Forecast for 2024

These investments will enable:

R$1.0 billion are allocated for Activity Expenses.

R$280 million are for investments in infrastructure and Educational Technology.

SCHOOL NETWORK

Over 42,000 students benefited primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL

Around 1,8 million users have successfully completed at least one of the free crash courses available on the portal.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity that supports the development of children and young people by means the Bradesco *Esportes e Educação* (Sports and Education) Program. For over 30 years, we have been teaching female's volleyball and basketball at our Training Center for girls aged 8 to 18, providing guidance on citizenship, health and developing potential talent. The aim of the Center is to guarantee the right of access to sport through daily activities, guided by physical education teachers, coaches and technical trainers, and through participation in internal and external sporting events. We do this at Bradesco Foundation schools, municipal Sports Centers, Unified Educational Centers (CEUs), state and private schools and at our sports development center, all in Osasco (State of São Paulo), with around 2,000 girls being trained.

In addition, the program enables the empowerment and protagonism of our athletes in the community, promoting new opportunities for all of them to develop their different potentials.

Recognitions

- Bradesco was featured in the Innovation in Digital Banking Awards 2024, a recognition promoted by the British magazine, The Banker, dedicated to the financial market, as champion in four categories: Global: Bradesco. Most Innovative Bank; AI & Machine Learning: Transforming Financial Services with Generative AI with BIA; Investment Banking: Artificial Intelligence for Investment Recommendation and Transformation Project: Bradesco Expresso New Platform.
- Bradesco is ranked ninth in the Bacen Complaints ranking, the best result in four years and the lowest rate of well-founded complaints from incumbent banks.
- Bradesco was the winner of the Qorus-Infosys Finacle Banking Innovation Awards 2024, receiving the innovation award of the year for the project "Generative Artificial Intelligence in Operational Efficiency and Technological Readiness", which aims to transform financial services through Generative AI.
- Bradesco was in the 16th place worldwide among 250 corporations from the BRICS countries. This was the first year of this World Economic Journal Ranking that evaluates companies for their technological excellence and innovation, commitment to ESG principles and analysis of financial performance.
- Bradesco was once again recognized by the TOP 100 Open Startups 2024 Ranking in two categories: In the TOP Open Corps in leading corporations in open innovation with startups and with inovabra in the TOP Ecosystem, for the support of startups and in the trajectory of corporations in the practice of open innovation.
- Bradesco Asset Management was elected as the Best Manager in Brazil by FGV's Fund Guide. In addition, it was highlighted, first of all, in the High Income Segment and in the Stock and Fixed Income categories. It was also second as Best Manager in the Multimarket segment.
- Bradesco is recognized by the Banking Tech Awards 2024 carried out by the consulting firm Informa. The bank was the only one to win in two categories with Bradesco Expresso: Better Contribution to Economic Mobility of Consumers and Better User/Customer Experience Initiative for Consumers.
- Bradesco Expresso was featured in the categories of Best Contribution to Economic Mobility for Consumers and of Best User/Customer Experience Initiative for Consumers, at the Innovation in the Digital event – Banking Awards 2024, conducted by The Banker magazine, with the New Bradesco Expresso Platform project.
- For the fifth consecutive year, Bradesco was recognized by the Corporate Startup Stars 2024, an award organized by Mind The Bridge in partnership with the Chamber of International Commerce – CCS, as one of the companies with global best practices and open innovation models.
- Bradesco Asset is featured in Veja Negócios Funds Guide.

Acknowledgements

The achievements of the exercise are the result of the dedicated and tireless work of our employees and other associates, to whom we direct our thanks, extensive to our shareholders and clients, for the support, trust and preference with which they have distinguished us.

Cidade de Deus, February 6, 2024

Board of Directors and Board of Executive Officers

	Note	On December 31, 2024	On December 31, 2023
			R$ thousands
Assets			
Cash and due from banks	**5**	**19,528,290**	**17,332,144**
Financial instruments		**1,898,558,919**	**1,790,423,881**
- Interbank investments	6a	196,233,298	205,102,659
- Compulsory and other deposits with the Brazilian Central Bank	7a	127,086,379	133,721,827
- Securities	8b	769,888,637	757,084,696
- Derivative financial instruments	9b	19,834,985	15,413,349
- Loans	10a	599,335,876	527,324,318
- Other financial instruments	11	186,179,744	151,777,032
Leases	**10a**	**6,235,852**	**4,394,373**
Expected credit loss associated with credit risk	**10b and 10f**	**(48,274,996)**	**(53,901,184)**
- Loans		(46,234,291)	(50,225,072)
- Leases		(54,241)	(46,144)
- Other receivables		(1,986,464)	(3,629,968)
Deferred income tax assets	**33c**	**110,096,684**	**99,362,979**
Investments in associates and jointly controlled entities	**12a**	**11,094,905**	**9,687,378**
Premises and equipment	**13**	**21,853,523**	**20,984,891**
Intangible assets	**14b**	**50,161,935**	**47,267,254**
Accumulated depreciation and amortization		**(44,874,028)**	**(41,868,714)**
- Premises and equipment	13	(14,408,304)	(13,396,794)
- Intangible assets	14b	(30,465,724)	(28,471,920)
Other assets	**15**	**31,141,058**	**24,576,975**
Accumulated impairment of non-financial assets		**(2,396,526)**	**(2,785,342)**
Total assets		**2,053,125,616**	**1,915,474,635**

Liabilities			
Deposits and other financial liabilities		**1,417,508,233**	**1,321,946,566**
- Deposits from banks	16	361,818,310	323,422,783
- Deposits from customers	17	644,338,463	621,934,680
- Securities issued	18	257,977,344	244,966,258
- Subordinated debts	19a	57,458,927	50,337,854
- Derivative financial instruments	9b	16,240,611	15,542,220
- Other financial liabilities	20	79,674,578	65,742,771
Provisions		**438,162,170**	**396,127,665**
- Technical provisions for insurance, pension plans and capitalization bonds	21a I	403,688,635	360,802,729
- Other provisions	21b	34,473,535	35,324,936
Deferred tax liabilities	**33e**	**4,637,595**	**5,271,884**
Other liabilities	**23**	**31,535,985**	**30,000,827**
Total liabilities		**1,891,843,983**	**1,753,346,942**
Shareholders' equity			
Capital		87,100,000	87,100,000
Treasury shares		(568,728)	-
Capital reserves		11,441	11,441
Profit reserves	24b	84,952,989	77,150,829
Other comprehensive income		(11,008,993)	(3,079,821)
Equity attributable to shareholders of the parent		**160,486,709**	**161,182,449**
Non-controlling interests	**25**	**794,924**	**945,244**
Total shareholders' equity		**161,281,633**	**162,127,693**
Total shareholders' equity and liabilities		**2,053,125,616**	**1,915,474,635**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

R$ thousands

	Note	6 month period ended December 31	Year ended on December 31	
		2024	2024	2023
Revenue from financial intermediation		**104,506,082**	**202,473,063**	**196,760,667**
- Loans		59,517,370	110,169,216	106,511,768
- Leases		535,474	869,027	583,642
- Net gain or (loss) with securities and interbank investments	9f III	28,391,999	62,889,981	70,190,997
- Net gain or (loss) from derivative financial instruments	9e	3,176,183	3,714,353	1,972,686
- Financial income from insurance, pension plans and capitalization bonds		2,255,660	5,189,371	5,410,887
- Foreign exchange income or (loss)	11	4,816,132	8,357,395	1,071,969
- Compulsory deposits with the Brazilian Central Bank	7b	4,512,857	8,905,441	9,956,974
- Gain or (loss) on sale or transfer of financial assets		1,300,407	2,378,279	1,061,744
Expenses from financial intermediation		**(62,576,381)**	**(122,351,209)**	**(122,235,984)**
- Retail and professional market funding	16e	(54,643,177)	(107,708,595)	(116,670,292)
- Borrowing and on-lending	16d	(7,933,204)	(14,642,614)	(5,565,692)
Net revenue from financial intermediation		**41,929,701**	**80,121,854**	**74,524,683**
Expected credit loss associated with credit risk expense		**(16,354,066)**	**(33,123,621)**	**(37,110,675)**
- Loans		(16,283,016)	(33,202,157)	(35,981,510)
- Leases		(4,255)	(8,532)	(661)
- Other receivables		(66,795)	87,068	(1,128,504)
Gross income from financial intermediation		**25,575,635**	**46,998,233**	**37,414,008**
Net other operating income (expenses)		**(14,567,332)**	**(26,701,762)**	**(25,698,228)**
- Fee and commission income	26	12,011,365	23,013,273	21,328,701
- Income from banking fees	26	3,362,104	6,641,621	6,856,963
- Other income from insurance, pension plans and capitalization bonds	21a III	6,604,074	11,547,588	9,833,089
- Personnel expenses	27	(12,590,552)	(24,357,614)	(23,030,307)
- Other administrative expenses	28	(11,618,879)	(22,465,477)	(22,144,732)
- Tax expenses	29	(3,576,826)	(6,874,960)	(7,343,849)
- Share of profit (loss) of associates and jointly controlled entities	12a	599,096	1,530,557	2,100,691
- Other operating income	30	6,173,862	13,773,342	14,911,197
- Other operating expenses	31	(12,558,749)	(24,292,179)	(23,239,485)
- Tax, Civil and Labor Provisions and Others		(2,972,827)	(5,217,913)	(4,970,496)
Operating profit		**11,008,303**	**20,296,471**	**11,715,780**
Non-operating income/(expense)	**32**	**51,794**	**13,074**	**(47,290)**
Income before income tax and non-controlling interests		**11,060,097**	**20,309,545**	**11,668,490**
Income tax benefit / (expense)	33	(763,267)	(934,845)	3,704,747
Non-controlling interests in subsidiaries		(138,173)	(289,252)	(251,435)
Net income		**10,158,657**	**19,085,448**	**15,121,802**
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):				
- Earnings per common share	24e I	0.91	1.71	1.35
- Earnings per preferred share	24e I	1.00	1.89	1.49

The accompanying Notes are an integral part of these Consolidated Financial Statements.

			R$ thousands
	6 month period ended December 31	**Year ended on December 31**	
	2024	**2024**	**2023**
Net income for the period	**10,158,657**	**19,085,448**	**15,121,802**
Non-controlling shareholders'	138,173	289,252	251,435
Net income attributable to shareholders of the parent and non-controlling interest	**10,296,830**	**19,374,700**	**15,373,237**
Items that may be subsequently reclassified to the income statement	**(3,760,608)**	**(8,016,469)**	**3,188,589**
Securities available for sale	**(3,979,593)**	**(8,410,464)**	**3,077,048**
- Bradesco and subsidiaries	(7,204,640)	(15,089,408)	6,159,687
- Associates and jointly controlled entities	87,303	259,440	(781,143)
- Tax effect	3,137,744	6,419,504	(2,301,496)
Hedge Operations	**65,882**	**(23,980)**	**99,626**
Cash flow hedge	417,262	751,140	186,668
Hedge of investment abroad	(311,983)	(833,497)	(5,799)
Tax effect	(39,397)	58,377	(81,243)
Foreign exchange differences on translations of foreign operations	**153,103**	**417,975**	**11,915**
Items that cannot be reclassified to the income statement	**87,306**	**87,297**	**(80,361)**
Remeasurement of defined benefit liability (asset)	87,306	87,297	(80,361)
Total other comprehensive income	**(3,673,302)**	**(7,929,172)**	**3,108,228**
Total comprehensive income	**6,623,528**	**11,445,528**	**18,481,465**

Attributable to shareholders:			
Shareholders of the parent	6,485,355	11,156,276	18,230,030
Non-controlling interests	138,173	289,252	251,435

The accompanying Notes are an integral part of these Consolidated Financial Statements.

R$ thousands

	Capital	Capital reserves	Profit reserves		Accumulated other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2022	**87,100,000**	**11,441**	**12,584,615**	**60,979,593**	**(6,188,049)**	**(224,377)**	**-**	**154,263,223**
Cancellation of treasury shares	-	-	-	(224,377)	-	224,377	-	-
Asset valuation adjustments (1)	-	-	-	-	3,108,228	-	-	3,108,228
Net income	-	-	-	-	-	-	15,121,802	15,121,802
Allocations:								
- Reserves	-	-	756,090	3,054,908	-	-	(3,810,998)	-
- Interest on Shareholders' Equity paid and/or provisioned	-	-	-	-	-	-	(11,310,804)	(11,310,804)
Balance on December 31, 2023	**87,100,000**	**11,441**	**13,340,705**	**63,810,124**	**(3,079,821)**	**-**	**-**	**161,182,449**

	Capital	Share premium	Legal	Statutory	Accumulated other comprehensive income	Treasury shares	Retained earnings	Total
Balance on December 31, 2023	**87,100,000**	**11,441**	**13,340,705**	**63,810,124**	**(3,079,821)**	**-**	**-**	**161,182,449**
Acquisition of treasury shares	-	-	-	-	-	(568,728)	-	(568,728)
Asset valuation adjustments (1)	-	-	-	-	(7,929,172)	-	-	(7,929,172)
Net income	-	-	-	-	-	-	19,085,448	19,085,448
Allocations:								
- Reserves	-	-	954,273	6,847,887	-	-	(7,802,160)	-
- Interest on Shareholders' Equity paid and/or provisioned	-	-	-	-	-	-	(11,283,288)	(11,283,288)
Balance on December 31, 2024	**87,100,000**	**11,441**	**14,294,978**	**70,658,011**	**(11,008,993)**	**(568,728)**	**-**	**160,486,709**

	Capital	Share premium	Legal	Statutory	Accumulated other comprehensive income	Treasury shares	Retained earnings	Total
Balance on June 30, 2024	**87,100,000**	**11,441**	**13,787,045**	**66,965,564**	**(7,335,691)**	**(442,735)**	**-**	**160,085,624**
Acquisition of treasury shares	-	-	-	-	-	(125,993)	-	(125,993)
Asset valuation adjustments (1)	-	-	-	-	(3,673,302)	-	-	(3,673,302)
Net income	-	-	-	-	-	-	10,158,657	10,158,657
Allocations:								
- Reserves	-	-	507,933	3,692,447	-	-	(4,200,380)	-
- Interest on Shareholders' Equity paid and/or provisioned	-	-	-	-	-	-	(5,958,277)	(5,958,277)
Balance on December 31, 2024	**87,100,000**	**11,441**	**14,294,978**	**70,658,011**	**(11,008,993)**	**(568,728)**	**-**	**160,486,709**

(1) Includes the effects of foreign exchange variation related to the translation of foreign operations.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

R$ thousands

	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Cash flows from operating activities:			
Income before income taxes and non-controlling interests	**11,060,097**	**20,309,545**	**11,668,490**
Adjustments for:	**30,266,928**	**59,674,548**	**74,923,450**
- Effect of changes in foreign exchange rates on cash and cash equivalents	202,035	305,225	(239,325)
- Expected credit loss associated with credit risk	16,354,066	33,123,621	37,110,675
– Depreciation and amortization	3,484,027	6,795,031	6,342,044
- Constitution/reversion of impairment losses of assets	1,033,202	725,588	1,894,039
- Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	3,275,018	5,962,311	6,339,505
- Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds	15,863,172	30,050,169	32,892,243
- Share of profit (loss) of associates and jointly controlled entities	(599,096)	(1,530,557)	(2,100,691)
- (Gain)/loss on Investments	(4,438)	9,572	14,350
- (Gain)/loss on sale of fixed assets	(174,548)	(206,129)	(139,024)
- (Gain)/loss on sale of non-financial assets held for sale	18,047	4,610	(69,294)
- Foreign exchange variation from other assets and liabilities overseas	(9,184,557)	(15,564,893)	(7,121,072)
(Increase)/Decrease in assets	**(71,292,862)**	**(106,984,815)**	**(133,845,618)**
- Interbank investments	15,467,857	34,811,727	(35,005,630)
- Compulsory deposits with the Brazilian Central Bank	(3,366,695)	(269,843)	(15,544,506)
- Trading securities and derivative financial instruments	(4,044,891)	10,915,673	(77,948,547)
- Loans and leases	(60,455,932)	(113,484,311)	(26,611,131)
- Deferred income tax assets	(1,316,963)	(4,454,737)	3,349,659
- Other assets	(1,774,313)	(4,126,806)	1,485,907
- Other financial instruments	(15,801,925)	(30,376,518)	16,428,630
(Increase)/Decrease in liabilities	**26,322,730**	**67,182,877**	**53,813,196**
- Deposits and other financial liabilities	38,647,053	74,731,117	69,293,468
- Deferred income tax liabilities	(5,127,987)	(7,848,103)	(7,924,014)
- Other provisions	3,198,906	6,022,025	(3,081,913)
- Other liabilities	(6,930,782)	1,408,184	2,909,404
Income tax and social contribution paid	(3,464,460)	(7,130,346)	(7,383,749)
Net cash provided by/(used in) operating activities	**(3,643,107)**	**40,182,155**	**6,559,518**
Cash flows from investing activities:			
Proceeds from maturity of and interest on held-to-maturity securities	10,631,428	13,276,484	16,924,725
Proceeds from sale of/maturity of and interest on available-for-sale securities	73,692,862	156,807,837	173,817,698
Proceeds from sale of non-financial assets held for sale	318,485	614,125	640,484
Investment acquisitions	(1,160,720)	(1,160,720)	(14,333)
Proceeds from sale of premises and equipment	257,396	590,570	1,350,060
Acquisition of subsidiaries, net of cash and cash equivalents acquired	-	(211,140)	(84,767)
Purchases of available-for-sale securities	(67,531,462)	(151,802,194)	(109,044,300)
Purchases of held-to-maturity securities	(6,755,005)	(6,755,005)	-
Purchase of premises and equipment	(568,067)	(2,296,075)	(1,953,063)
Intangible asset acquisitions	(3,337,359)	(5,913,796)	(7,412,131)
Dividends and interest on shareholders' equity received	187,199	479,427	978,932
Net cash provided by/(used in) investing activities	**5,734,757**	**3,629,513**	**75,203,305**
Cash flows from financing activities:			
Funds from securities issued	24,242,153	54,734,757	105,259,934
Settlement and interest payments of securities issued	(34,397,797)	(70,199,968)	(108,774,110)
Issuance/Settlement and Interest Payments on Subordinated Debts	2,914,928	742,287	(8,910,714)
Interest on shareholders´ equity/dividends paid	(1,171,804)	(6,541,998)	(8,927,917)
Non-controlling interests	(124,103)	(439,572)	(44,182)
Acquisition of treasury shares	(125,993)	(568,728)	-
Net cash provided by/(used in) financing activities	**(8,662,616)**	**(22,273,222)**	**(21,396,989)**
Net increase/(decrease) in cash and cash equivalents	**(6,570,966)**	**21,538,446**	**60,365,834**
Cash and cash equivalents - at the beginning of the period	214,796,802	186,790,580	126,185,421
Effect of changes in foreign exchange rates on cash and cash equivalents	(202,035)	(305,225)	239,325
Cash and cash equivalents - at the end of the period	208,023,801	208,023,801	186,790,580
Net increase/(decrease) in cash and cash equivalents	**(6,570,966)**	**21,538,446**	**60,365,834**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Description	6 month period ended December 31		Year ended on December 31			
						R$ thousands
	2024	%	2024	%	2023	%
1 – Revenue	**101,975,171**	**367.8**	**197,081,918**	**374.6**	**186,479,447**	**431.4**
1.1) Financial intermediation	**104,506,082**	**376.9**	**202,473,063**	**384.8**	**196,760,667**	**455.2**
1.2) Fees and commissions	**15,373,469**	**55.4**	**29,654,894**	**56.4**	**28,185,664**	**65.2**
1.3) Expected credit loss associated with credit risk expense	**(16,354,066)**	**(59.0)**	**(33,123,621)**	**(63.0)**	**(37,110,675)**	**(85.9)**
1.4) Other	**(1,550,314)**	**(5.6)**	**(1,922,418)**	**(3.7)**	**(1,356,209)**	**(3.1)**
2 – Financial intermediation expenses	**(62,576,381)**	**(225.7)**	**(122,351,209)**	**(232.6)**	**(122,235,984)**	**(282.8)**
3 – Inputs acquired from third parties	**(8,785,065)**	**(31.7)**	**(16,854,589)**	**(32.0)**	**(16,779,382)**	**(38.8)**
Outsourced services	(3,126,641)	(11.3)	(5,891,057)	(11.2)	(5,465,595)	(12.6)
Data processing	(1,289,049)	(4.6)	(2,486,422)	(4.7)	(2,246,011)	(5.2)
Communication	(331,631)	(1.2)	(697,225)	(1.3)	(895,466)	(2.1)
Asset maintenance	(743,839)	(2.7)	(1,469,490)	(2.8)	(1,450,198)	(3.4)
Financial system services	(788,521)	(2.8)	(1,456,682)	(2.8)	(1,625,586)	(3.8)
Advertising and marketing	(743,179)	(2.7)	(1,326,414)	(2.5)	(1,269,752)	(2.9)
Security and surveillance	(253,123)	(0.9)	(535,032)	(1.0)	(588,602)	(1.4)
Transport	(339,261)	(1.2)	(706,342)	(1.3)	(754,501)	(1.7)
Material, water, electricity and gas	(231,456)	(0.8)	(493,550)	(0.9)	(467,360)	(1.1)
Travel	(98,990)	(0.4)	(175,642)	(0.3)	(141,005)	(0.3)
Other	(839,375)	(3.0)	(1,616,733)	(3.1)	(1,875,306)	(4.3)
4 – Gross added value (1-2-3)	**30,613,725**	**110.4**	**57,876,120**	**110.0**	**47,464,081**	**109.8**
5 – Depreciation and amortization	**(3,484,027)**	**(12.6)**	**(6,795,031)**	**(12.9)**	**(6,342,044)**	**(14.7)**
6 – Net added value produced by the entity (4-5)	**27,129,698**	**97.8**	**51,081,089**	**97.1**	**41,122,037**	**95.1**
7 – Added value received through transfer	**599,096**	**2.2**	**1,530,557**	**2.9**	**2,100,691**	**4.9**
Share of profit (loss) of associates and jointly controlled companies	599,096	2.2	1,530,557	2.9	2,100,691	4.9
8 – Added value to distribute (6+7)	**27,728,794**	**100.0**	**52,611,646**	**100.0**	**43,222,728**	**100.0**
9 - Added Value Distributed	**27,728,794**	**100.0**	**52,611,646**	**100.0**	**43,222,728**	**100.0**
9.1) Personnel	**10,948,297**	**39.5**	**21,220,561**	**40.3**	**20,074,078**	**46.4**
Salaries	6,504,464	23.5	12,453,702	23.7	11,699,742	27.1
Benefits	2,973,815	10.7	5,955,363	11.3	5,694,292	13.2
Government Severance Indemnity Fund for Employees (FGTS)	566,511	2.0	1,077,740	2.0	1,034,870	2.4
Other	903,507	3.3	1,733,756	3.3	1,645,174	3.8
9.2) Tax, fees and contributions	**5,982,348**	**21.6**	**10,946,858**	**20.8**	**6,595,331**	**15.3**
Federal	5,371,694	19.4	9,746,062	18.5	5,398,375	12.5
State	1,694	-	3,321	-	8,703	-
Municipal	608,960	2.2	1,197,475	2.3	1,188,253	2.7
9.3) Remuneration for providers of capital	**501,319**	**1.8**	**1,069,527**	**2.0**	**1,180,082**	**2.7**
Rental	499,727	1.8	1,066,246	2.0	1,177,613	2.7
Asset leases	1,592	-	3,281	-	2,469	-
9.4) Added Value distributed to shareholders	**10,296,830**	**37.1**	**19,374,700**	**36.8**	**15,373,237**	**35.6**
Interest on shareholders´ equity	5,958,277	21.5	11,283,288	21.4	11,310,804	26.2
Retained earnings	4,200,380	15.1	7,802,160	14.8	3,810,998	8.8
Non-controlling interests in retained earnings	138,173	0.5	289,252	0.5	251,435	0.6

The accompanying Notes are an integral part of these Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group" or the "Organization) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, asset management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) MATERIAL ACCOUNTING POLICIES

Bradesco's consolidated financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that it controls, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly controlled entities is presented in investments (Note 12) and goodwill on acquisitions of subsidiaries is presented in intangible assets (Note 14a). The exchange rate variation in branch operations and investments abroad is presented in accordance with Note 2b.

Consolidated notes were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), that includes CMN Resolution No. 4,818/20, BCB Resolution No. 2/20, and the guidelines issued by Laws No. 4,595/64 (National Financial System Law) and No. 6,404/76 (Corporation Law), with the respective amendments introduced by Laws No. 11,638/07 and No. 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Bacen. The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item in the statement of financial position.

Pursuant to the option provided for in article 77 of CMN Resolution No. 4,966/21, these consolidated financial statements were prepared in addition to Bradesco's consolidated financial statements prepared in accordance with IFRS, which are being issued separately on the same date, accompanied by an independent auditors' report.

The consolidated financial statements present all relevant information for understanding the changes in the Organization's equity and financial situation, in its performance and in its cash flows occurred since the end of the most recent fiscal year, including, at least, the balance of each one of the groups and subgroups of accounts that are included in the most recent full financial statements.

Management declares that all relevant financial information required to be presented in these consolidated financial statements, is being disclosed, and corresponds to the information used by it in the management of the Organization.

The consolidated financial statements include estimates and assumptions, such as: the calculation of expected credit loss associated with credit risk; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's consolidated financial statements were approved by the Board of Directors on February 06, 2025.

a) Consolidation

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM (1)	São Paulo - Brazil	Asset management	-	100.00%	-	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Asset management	51.00%	51.00%	51.00%	51.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2) (3)	Georgetown - Cayman Islands	Banking	-	100.00%	-	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (6)	São Paulo - Brazil	Dental care	52.89%	52.89%	52.89%	52.89%
Insurance - Overseas						

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023
Bradesco Argentina de Seguros S.A. (2) (6)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Investment Funds (7)						
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Master II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	99.63%	99.38%	99.63%	99.38%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) Company merged into by Banco Bradesco S.A. on July 31, 2024;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) Company wound up on September 30, 2024;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) Accounting information used with date lag of up to 60 days; and
(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

The significant accounting policies applied in the preparation of the consolidated financial statements are presented below:

b) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian *reais*, which is also Bradesco's functional currency. Real is the functional currency for all foreign branches and subsidiaries, except for Bradescard México, sociedad de Responsabilidad Limitada where the functional currency is Mexican Pesos and Bradesco Bank where the functional currency is US Dollar.

Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, therefore, these investments are adjusted pursuant to the accounting practices in Brazil and converted into *reais* according to the exchange rate of the local currency on the closing date. Foreign currency translation gains and losses arising are recognized in the period's income statement in the lines "Derivative Financial Instruments" and "Borrowing and On-lending". In this way, the exchange rate variation is presented in the income statement with derivative financial instruments used to protect the effects of the exchange rate variation produced by our investments abroad.

c) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and expenses are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, except health insurance, net of premiums paid for reinsurance, and related commissions are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the income statement at the beginning of the risk exposure, based on expected final terms.

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of

reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income statement in proportion to the recognition of the premium earned.

Agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 36 months for health insurance operations and for a period of 12 months in other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Asset management fee income is appropriated to the income statement on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period are recognized after five years. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the income statement as incurred.

d) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by the Organization to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

e) Financial instruments

i. Interbank investments

Interbank deposits are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation provisions, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

ii. Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the income statement;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the income statement only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the income statement.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and hierarchy of securities are presented in Note 8.

iii. Impairment of securities

The balances of the securities classified in the securities available for sale and securities held to maturity categories are reviewed to determine whether there is any indication of impairment loss.

When an impairment loss is identified, the Organization recognizes an expense in the income statement. This occurs when the book value of the asset exceeds its recoverable value.

In order to calculate the recoverable amount, the estimate of loss is made by models using observable data or by judgment based on the experience of the Organization.

The composition of impairment for securities is presented in Note 8c.

iv. Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Organization's own needs to manage its global exposure, as well to meet customer requests, in order to manage their positions.

The transactions are recorded at their fair value considering the fair value models and methodologies adopted by Organization, and their adjustment is recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature as:

Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities that are the object of the hedge, are recognized in the income statement;

Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income statement; and

Hedge of net investment in foreign operations: the financial instruments classified in this category are intended to hedge the foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in the income statement.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) valuation of fair value of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is presented in Note 9.

f) Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to the contracts, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the income statement up to the 59th day that they are past due. As from the 60th day, they are recognized in memorandum accounts and are only recognized in the income statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

Considering the provisions of the CMN Resolution No. 4,846/20, for loans in the scope of the Emergency Employment Support Program (PESE) the provision is being calculated only on the portion of the loan whose risk is assumed by the Organization, the amount of the provision related to each risk level is presented in Note 10.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in memorandum accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provision for expected credit loss associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of all loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the expected credit loss associated with credit risk are presented in Note 10.

g) Income tax and social contribution

Deferred tax assets, calculated on carry-forward income tax and social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only

for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes liabilities".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at the base rate of 15% of taxable income, plus an additional 10%. The social contribution on net income (CSLL) for financial, insurance and similar companies is calculated at the rate of 15% and 9% for other companies. In November 2019, Constitutional Amendment No. 103 was enacted, establishing in article 32, the increase in the CSLL rate of the "Banks" from 15% to 20%, effective as of March 2020.

Provisions were made for other taxes and social contributions, in accordance with the respective legislation in force.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

h) Investments

i. Acquisition of investments

Investments are recognized at the acquisition cost, broken down into: I - cost of the net assets acquired in accordance with accounting rules applicable to financial instututions authorized to operate by Bacen; and II - goodwill or negative goodwill on the acquisition of the investment, which is the difference between the acquisition cost and the book value of the net assets acquired.

From January 1, 2022 the acquisition cost will be allocated to the following items:

I – book value of shareholders' equity; II – difference between book value and fair value of assets and liabilities, if any; III – fair value of identifiable assets and reliably measurable assumed liabilities, not recorded in the investee's accounting; and IV – premium for expected future profitability (goodwill).

ii. Associates, Jointly Controlled Entities and Subsidiaries

Investments in associates and jointly controlled entities are accounted for using the equity method.

The amount of goodwill based on expected future profitability (goodwill) for associates and jointly controlled entities is presented together with the respective Investment, while for subsidiaries it is presented in Intangible assets.

In the consolidated financial statements, the assets, liabilities, shareholders' equity, income, expenses and cash flows of subsidiaries are consolidated at their book value.

The composition of associates and jointly controlled entities is presented in Note 12.

i) Premises and equipment

Corresponds to rights relating to tangible assets used in the Organization's operations.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation are presented in Note 13.

j) Intangible assets

Corresponds to acquired rights that have as object intangible assets:

- Acquisition of rights to provide banking services: they are recognized at cost and amortized over the period in which the asset will contribute, directly or indirectly, to future cash flows and adjusted for impairment, where applicable;

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life, from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits; and

- Goodwill on acquisition of subsidiaries: prior to December 31, 2021, goodwill was recorded at the amount by which the purchase price exceeded the book value of the net assets acquired and is amortized over the estimated time during which the asset is expected to contribute, directly or indirectly, to future cash flow and also adjusted for impairment. For acquisitions on or after January 1, 2022, goodwill is recorded at the positive difference between the acquisition price and the fair value of the identifiable assets less the fair value of the liabilities assumed on the acquisition date. Goodwill is amortized over the expected period for realizing its future economic benefits and adjusted for impairment.

Intangible assets and the movement in these balances by class are presented in Note 14.

k) Other assets

Other assets include:

- Taxes recoverable: relate to income tax and social contribution credits from previous years and prepayments made but not yet utilized;

- Prepaid expenses: prepayments for benefits or provision of services that will occur in future periods. Prepaid expenses are appropriated to profit or loss according to the terms and amounts of expected benefits. Prepaid expenses are written off directly to profit or loss when the corresponding assets and rights

are no longer part of the institution's assets. or when future benefits are no longer expected;

- Non-financial assets held for sale: relate to assets received in settlement of distressed loans that the Organization does not intend to use and assets that the Organization previously used that will be realized by their sale, which are available for immediate sale and the disposal of which is highly probable within one year. Assets received are measured at the lower of: the fair value of the assets, net of selling expenses or gross book value of the related distressed loan. Own assets are recorded at the lower of: the fair value of the asset, net of selling expenses and its book value, net of provisions for impairment losses and accumulated depreciation or amortization; and

- Investment properties: properties held to earn rental income, for capital appreciation, for both or for purposes not yet determined, but not for use in the supply of products or services or for administrative purposes. Investment properties are recorded at cost of acquisition, formation or construction, less accumulated depreciation, calculated using the straight-line method at rates that take into account the estimated economic useful life of the assets. The estimated useful life of investment properties is reviewed every 3 (three) years.

The breakdown of Other Assets is presented in Note 15.

l) Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to identify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess of the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Income Statement. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

m) Deposits and other financial liabilities

i. Securities sold under agreements to repurchase, borrowing and on-lending, deposits from customers, securities issued and subordinated debt

They are measured at cost plus, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of these accounts is presented in Notes 16, 17, 18 and 19.

ii. Funding expenses

Expenses incurred to issue securities are presented as a reduction in the corresponding liability and
appropriated to profit or loss over the term of the related security. The composition of the respective balances of these fundings are presented in Note 16e.

n) Provisions

i. Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

- The provision for unearned premiums (PPNG) is calculated on a pro rata basis, based on premiums, corresponding to the unexpired risk period of insurance contracts, except for health insurance. The portion of this provision, corresponding to the estimate for risks in force but not issued, is constituted in the 'PPNG-RVNE';

- The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

- The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

- For health insurance, the mathematical reserve for unvested benefits (PMBaC) uses a discount rate of 5.25% (On December 31, 2023 and 2024) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

- For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 5.25% (On December 31, 2023 and 2024) per annum;

- The reserve for events incurred but not reported related to health insurance (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the monthly run-off triangles that consider that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence and according to calculation criteria defined by ANS for claims notified by "Sistema único de Saúde – SUS";

- For health insurance, the provision for events that occurred and were not notified in the SUS is calculated based on the estimate of these unreported claims. The estimated amount is reported monthly on the institutional website of the National Supplementary Health Agency (ANS), with 100% being recognized by Bradesco Saúde;

- For Casualty Insurance, the IBNR (reserve for incurred but not reported claims) and IBNER (reserve for incurred but not enough reported) provisions are recorded to cover claims not yet notified as well as insufficiencies in estimated amounts to pay claims already notified;

- For life insurance, the provision of incurred but not reported' claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 half-year periods, to establish a future projection per period of occurrence. A residual tail study is carried out to project the claims notified after 10 half-year periods of the occurrence date;

- The provision of events / claims to be settled (PESL) for health insurance, takes into account all claims notices received up to the balance sheet date, includes claims under litigation and related costs, monetarily restated by the IPCA;

- The reserve for unsettled claims (PSL) for life insurance and Property and Casualty line of business, consider the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims. These amounts are net of the related salvage values (applicable only for Property and Casualty line of business);

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for policies with technical surplus;

- The provision for related expenses (ALAE) for personal insurance is set up to cover the expected values relating to claims, redemption payments and benefits incurred, for products structured in simple distribution financial regimes;

- The provision for expenses related to products structured under a capitalization financial regime, or distribution of capital by coverage (PDC) for personal insurance is constituted to cover the expected values of expenses related to claims, redemption payments and benefits related to claims. occurred and to occur;

- For Property and Casualty insurance, the allocated loss adjustment expenses reserve (ALAE) is calculated on a monthly basis to cover the expenses related to the regulation of reported claims, paid or not;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The supplementary provision for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As at the reporting date, no supplementary provision for coverage was recognized;

- The supplementary provision for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates, and forward interest rate curves (ETTJ) free from risk as elaborated by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result of the adequacy test must be constituted, if insufficiency in the technical provisions is found, as required by Circular SUSEP 648/2021 and subsequent amendments;

- The Provision for Insufficient Payments (PIC), for health insurance, aims to determine the insufficient payments/premiums to cover events/claims to occur, when verified, being calculated based on the prospective methodology, defined in Technical Actuarial Note, submitted to the ANS in 2023. The calculation takes into account: (i) the estimate of future cash flow, segregated by Sector, considering: future payments of claims to occur; brokerage commission and direct administrative expenses; and the receipt of future premiums, projected based on the recent history of net premiums written and projection of adjustment applications, discounted to present value; and (ii) all medical-hospital contracts in the pre-established price modality, segmented between individual and collective (by adhesion and other), within a two-year horizon, from the calculation base date, overdue more than one month. For the individual/family plans, the estimated cash flow include the period of 12 months from the month of calculation and for the types of Collective Contracting by Adhesion and Other Collectives, 24 months is considered; and

- Other technical provisions OPT-PIP (Premium Insufficiency Provision) are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 5.25% ()n December 31, 2023 and 2024) per annum.

- Note: For the individual health portfolio, when the Insufficiency of Considerations Provision (PIC) - is calculated, it will be subtracted from the amount of Assume this is referring to the provision above (OPT-PIP). The PIC is a short-term provision established and calculated using an internal methodology.

- Pension plans and life insurance with survival coverage (VGBL):

- The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued is designated PPNG-RVNE;

- The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, it represents the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The mathematical reserve for vested benefits (PMBC), is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

- The supplementary provision for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semi-annually using statistical and actuarial methods based on certain assumptions including the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates and forward interest rate curves (ETTJ) free from risk and elaborated by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The liability adequacy test result of the adequacy test must be constituted, if insufficiency in the technical provisions is found, as required by Circular SUSEP 648/2021 and subsequent amendments;

- The Allocated loss adjustment expenses reserve (ALAE) is set up to cover expected values relating to claims, redemption payments and benefits incurred, for products structured under simple distribution financial regimes;

- The provision for expenses related to products structured under a capitalization financial regime, or distribution of capital by coverage (PDC) is constituted to cover the expected amounts of expenses related to claims, redemption payments and benefits related to claims that have occurred and will occur;

- The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 half-year periods for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The change in technical provisions due to the performance of the FIEs and the inflation and interest indexation of technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under "Financial income from insurance, pension plans and capitalization bonds".

Capitalization bonds:

- The mathematical reserve for capitalization bonds (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

- The reserve for redemption (PR) comprises the values of matured and early terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

- The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the projection of the expected present value of the expenses of future prize draws less the projection of the present value of the expected future receipts from the capitalization bonds;

- The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement;

- The provision for Deferred Revenue (PDA) is constituted for each active title and is calculated through the percentages of the loading quotas and applied to the collections received, over the period set out in the general conditions of the plans;

- The Supplementary Provision for Draws (PCS) is constituted to complement the Reserve for Draws to be made to be carried out, being used to cover any insufficiencies related to the expected value of the draws to be carried out.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 22.

i. Provisions, contingent assets and liabilities and legal obligations

The recognition, measurement and disclosure of provisions, contingent assets and liabilities and legal obligations follow the criteria established by CPC 25 - Provisions, Contingent Liabilities and Contingent Assets, approved by CMN Resolution 3,823/09 and by CVM Resolution No. 72/22 as follows:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Organization. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax and Social Security Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality and are recognized considering the probability of loss.

  Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 23.

o) Employee benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,877/20.

Pensions Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the accounting standard.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the Income Statement.

Details on employee benefits are presented in Note 37.

p) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 38.

q) Non-recurring net income

Non-recurring net income is the net income that is related to the atypical activities of the Organization and is not expected to occur with frequency in future years. Recurring net income corresponds to typical activities of the Organization and is expected to occur frequently in future years. Non-recurring net income is presented in Note 39a.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards adopted from January 1, 2024

SUSEP Circular No. 678 - amends SUSEP Circular No. 648, of November 12, 2021, and revokes the provision of SUSEP Circular No. 439, of June 27, 2012, which came into effect on January 1, 2024. Among the main changes introduced in the standard, are:

- Approval of CPC 48 – Financial Instruments, which according to Management's assessment will result in reclassifications of certain financial instruments from the Amortized Cost category to Fair Value through Other Comprehensive Income; and
- End of offsetting the surplus value of financial investments classified as held to maturity with the impact of the technical provision resulting from the liability adequacy test (TAP).

This standard was adopted by the entities of the Group subject to SUSEP's regulations. In these consolidated financial statements, these entities applied only those parts of this standard that are not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen.

b) Standards, amendments and interpretations of standards applicable in future periods

CMN Resolution No. 4,966/21 and Resolution No. 352/23, applicable from January 1, 2025

Provides for the concepts and accounting criteria applicable to financial instruments, as well as the designation and recognition of hedge operations; replaces, among other rules, the Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082.

(i) Classification and Measurement – Financial Assets

CMN Resolution No. 4,966/21 introduces a new approach for classifying and measuring financial assets. This method requires Organizations to base their asset management on a business model that reflects how they manage their assets with the goal of generating cash flows. This includes a SPPJ Test, which will evaluate the characteristics of these cash flows and provide guidance on the classification of financial assets.

The financial assets are classified in one of the three categories of measurement described below:

- Amortized cost: Financial assets that are held for collection of contractual cash flows, which represent only the payment of the principal and interest on specified dates. These assets are adjusted by any expectation of credit loss.

- Fair Value through Other Comprehensive Income (FVOCI): Financial assets that are held for the purpose of collecting contractual cash flows and for sale, which include payment of principal and interest. Changes in the fair value of these assets are

recorded in other comprehensive income, except for the recognition of impairment, interest income, dividends and exchange rate variations that are recognized directly in the income statement for the fiscal year (except foreign exchange variations related to equity instruments in which the institution has used the option provided for in article 6 of CMN Resolution No. 4,966/21).

- Fair Value through Profit or Loss (FVTPL): Financial assets that do not meet the criteria of being measured at amortized cost or FVOCI and other assets involved in trading activities or managed with a focus on their fair market value.

On initial recognition of equity instruments from another organization, there was no designation in the category of fair value through other comprehensive income. In addition, at the initial recognition of financial assets, the option to classify them under the fair value category in the income statement was not used. This decision was made in order to eliminate or significantly reduce measurement or accounting recognition inconsistencies that may occur due to different measurement bases of assets or liabilities, whose joint valuation is part of a strategy already existing in the initial recognition, or the recognition of gains and losses on these assets.

(ii) Provision for Losses

With regard to the provision for loan losses, CMN Resolution No. 4,966/21 establishes criteria applicable to all financial assets and to financial guarantee operations provided and credit limits. The classification of losses is divided into three (3) stages and must be applied from the initial recognition of the financial instruments. Financial assets will migrate from stage to stage as your credit risk increases or decreases.

The new model of expected losses applies to financial instruments measured at amortized cost or at FVOCI (with the exception of investments in equity instruments). The new model for calculating expected losses is also applicable to financial assets measured at FVTPL at level 1 of the fair value hierarchy that are either private securities or transactions that involve the granting of credit.

In the prospective model of expected losses, the financial assets are divided into three stages:

Stage 1: the provision has to correspond to the expected loss calculated by the institution, accounting for the probability that the financial instrument will be classified as a credit-impaired financial asset within the next twelve months, or within its expected lifespan if that is less than twelve months;

Stage 2: the provision has to correspond to the expected loss calculated by the institution, accounting for the probability that the financial instrument will be classified as an asset with a credit recovery problem throughout the expected term of the financial instrument; and

Stage 3: the provision has to correspond to the expected loss calculated by the institution, taking into account that the instrument is characterized as an asset with credit recovery problems.

(iii) Classification – Financial Liabilities

The CMN Resolution No. 4,966/21 defines that:
Financial liabilities must be classified in the amortized cost category, except if they are:

I - Derivatives that are liabilities, which must be classified in the category of fair value through profit or loss;

II - Financial liabilities that arise from operations involving either the lending or leasing of financial assets, which should be classified in the category of fair value through profit or loss;

III - Financial liabilities that arise from the transfer of financial assets, which must be measured and recognized according to the criteria for write-off and transfer of financial liabilities;

IV - Credit commitments and pending credits, which need to be recognized and measured accounting for their respective aspects of provisions for expected losses related to credit risk;

V - Financial guarantees provided, which, after initial recognition, must be measured at the highest value between:

a) the provision for expected losses associated with credit risk;

b) the fair value at initial recognition minus the accumulated value of the revenue recognized according to specific regulations.

The reclassification of financial liabilities is prohibited.

(iv) Hedge Accounting

In relation to the accounting of hedging instruments, the evaluation of the effectiveness of hedging operations becomes prospective according to the Risk Management Strategy, however, application of Chapter V of CMN Resolution No. 4,966/21, which deals with Hedge Accounting, had its initial term postponed to January 1, 2027, in accordance with CMN Resolution No. 5,100/23.

(v) Transition

The changes in accounting policies resulting from the adoption of CMN Resolution No. 4,966/21 were applied retrospectively as of the date of initial application:

- The Organization has opted for the exemption provided by the Standard of not re-presenting comparative information for prior periods arising from changes in the classification and measurement of financial instruments (including expected credit losses) in the consolidated financial statements for the periods of the year 2025. The effects arising from the application of the accounting criteria established by CMN Resolution No. 4,966/21 were recorded against the accumulated profits or losses account at the net value of tax effects, on January 1, 2025. Unrealized gains and losses recorded in Equity in the Other Comprehensive Income - OCI account were adjusted against the value of the asset.

– The Organization decided not to use the renegotiated effective interest rate for calculating the present value of restructured contractual cash flows until December 31, 2026, as allowed by Resolution CMN No. 5,146 of June 26, 2024.

CMN Resolution No. 4,975/21, applicable from January 1, 2025

Provides for the accounting criteria applicable to leasing operations by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main changes in relation to the previous rules for lessees are:

(i) there is no longer the classification into operating and financial leasing; and
(ii) all leasing operations must be recognized as a right-of-use asset against a lease liability, and interest expenses on the lease liability and depreciation expense of the right-of-use asset are recognized separately.

Leases in which the Institution is the lessee

The Organization recognized, on January 1, 2025, new assets and liabilities of their operational leases, mainly related to properties and infrastructures in general. The nature of the expenses related to these leases will change because the Organization will recognize the cost of depreciation of right-of-use assets and expense of interest on lease obligations that were previously recognized as a linear expense of the operational lease during the term of the lease.

Leases in which the Institution is the lessor

There is no substantial change in the accounting of lessors based on CMN Resolution No. 4,975/21, in relation to the current accounting. Therefore, no significant impacts were identified by the Organization for leases in which the Organization is a lessor.

Transition

Bradesco and its conglomerate companies have decided to use the option in paragraph 5 of CMN Resolution No. 4,975/21 in a way that the stock balances for transactions before January 1, 2025, are treated as if the regulation had been applied since 2019 (the date on which, for the purposes of IFRS financial statements, the respective lease operations standard was adopted).

Banco Bradesco adopted the standard using the simplified modified retrospective approach. This does not require the disclosure of comparative information and will recognize the effect of initial application as an adjustment to the opening balance of retained earnings. The impacts resulting from the adoption are presented below.

Equity reconciliation in the transition to CMN Resolutions No. 4,966/21 and CMN Resolution No. 4,975/21:

	R$ millions	
	Gross Impact	Net Impact of Tax Effects
Shareholders' equity On December 31, 2024		**160,487**
Initial Adjustments in the Adoption of Resolutions No. 4,966/21 and No. 4,975/21	**2,082**	**1,205**
Business Model (1)	**7,959**	**4,437**
Expected credit loss associated with credit risk	**(5,436)**	**(2,990)**
Limits **(2)**	(2,486)	(1,367)
Provisioning Floors and Allowance for Financial Instruments (FI) Stage 1 and 2 **(3)**	(1,178)	(648)
Modeling related to EAD and LGD calculations **(4)**	(1,532)	(843)
Others	(240)	(132)
Adjustment of Stop Accrual (5)	**63**	**35**
Rounding - Rental Contracts (6)	**(504)**	**(277)**
Shareholders' equity On January 01, 2025		**161,692**

(1) Classification and measurement of financial instruments, through business models, in accordance with the Group's management strategy;

(2) Provision for credit limits granted but not yet used;

(3) Minimum provisioning floor for losses incurred on financial assets and provision for low-risk FIs classified as stage 1 and 2 (not in default);

(4) Application of the models provided for in the regulations for calculations of Exposure At Default (EAD), applied to products paid in installments in stage 1 and Loss Given Default (LGD), related to recovery costs;

(5) Realignment of new stop accrual parameters; and

(6) Activation of the lease agreement with counterparty to future obligation, in accordance with Resolution No. 4,975/21.

Management assessed and concluded that the impacts on the result will be immaterial for the fiscal year 2025.

The table below presents the Balance Sheet in accordance with CMN Resolution No. 4,966/21 and CMN Resolution No. 4,975/21.

R$ thousand

	On December 31, 2024	Initial Adoption Adjustments CMN Resolution No. 4,966/21	Initial Adoption Adjustments CMN Resolution No. 4,975/21	On January 01, 2025
Assets				
Cash and due from banks	19,528,290	-	-	19,528,290
Financial Instruments	1,898,558,919	8,023,562	-	1,906,582,481
Leases	6,235,852	-	-	6,235,852
Expected credit loss associated with credit risk	(48,274,996)	(5,435,778)	-	(53,710,774)
Deferred income tax assets (1)	110,096,684	(1,104,953)	226,989	109,218,720
Investments in associates and jointly controlled entities	11,094,905	-	-	11,094,905
Premises and equipment net of depreciation	7,445,219	-	2,510,124	9,955,343
Intangible assets net of amortization	19,696,211	-	-	19,696,211
Other assets	31,141,058	-	-	31,141,058
Accumulated impairment of non-financial assets	(2,396,526)	-	-	(2,396,526)
Total assets	**2,053,125,616**	**1,482,831**	**2,737,113**	**2,057,345,560**
Liabilities				
Deposits and other financial liabilities	1,417,508,233	-	3,014,544	1,420,522,777
provisions	438,162,170	-	-	438,162,170
Deferred tax liabilities	4,637,595	-	-	4,637,595
Other liabilities	31,535,985	-	-	31,535,985
Total liabilities	**1,891,843,983**	**-**	**3,014,544**	**1,894,858,527**
Equity attributable to shareholders of the parent	**160,486,709**	**1,482,831**	**(277,431)**	**161,692,109**
Total shareholders' equity	**161,281,633**	**1,482,831**	**(277,431)**	**162,487,033**
Total shareholders' equity and liabilities	**2,053,125,616**	**1,482,831**	**2,737,113**	**2,057,345,560**

(1) The tax credit on losses associated with credit risk constituted in accordance with CMN Resolution No. 4,966/21 has its realization projection presented in the technical study, considering the provisions defined in Laws No. 14,467/22 and 15,078/24 (Note 33). d).

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next fiscal year, in which the best premises are determined according to the applicable standard.

Such estimates and judgments are continually assessed and based on our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next fiscal year, with the possibility of the effective results being different to those established previously, are disclosed below and are related to the following notes:

Accounting estimates and judgments	Note
• Fair value of financial instruments	8, 9, 36 and 38
• Expected credit loss associated with credit risk	10
• Impairment of securities	8
• Impairment of intangible assets, premises and equipment and goodwill	14
• Realization of deferred income tax	33
• Technical provisions for insurance and Pensions Plans	22
• Provisions and contingencies	22

I. Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets classified as trading, including derivatives, and financial assets classified as available for sale. The fair value of a financial instrument corresponds to the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction among market participants on the date of measurement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information that is significant to the fair value measurement. For instruments classified as Level 3, Bradesco uses a significant amount of judgment to determine the fair value. The judgments are based on knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying judgment, the Organization analyzes a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, Bradesco determined whether fair values are observable in active markets or if markets are inactive.

The imprecision of the estimate of unobservable market information can impact the gain or loss that is recorded for a given position. Furthermore, although the Organization believes that the valuation methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

II. Expected credit loss associated with credit risk

The measurement of the expected credit loss associated with credit risk requires the use of quantitative models and assumptions about the future economic conditions and credit behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss associated with credit risk associated with credit risk, such as:

- Determining the criteria for the classification of credit operations;
- Selecting quantitative models and suitable assumptions; and
- Grouping together similar loan operations.

The process of determining the amout of expected credit loss associated with credit risk requires estimates and the use of judgment.

III. Impairment of financial assets

The measurement of the impairment of financial assets requires the use of complex quantitative models and assumptions about future economic conditions, credit behavior and their guarantees.

Several significant judgments are also required to apply the accounting requirements for the measurement of the impairment, such as:

- Determining the criteria to measure the value of the guarantees related to each security;
- Selecting quantitative models and assumptions suitable for the measurement of the impairment; and
- Establishing different prospective scenarios and their assumptions.

The process to determine impairment requires estimates and the use of judgment and it is possible that actual losses in subsequent periods will differ from those calculated in accordance with current estimates and assumptions.

IV. Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the book value of intangible assets and goodwill (including goodwill identified in the acquisition of associates and jointly controlled entities) was impaired. The first step in the process is identifying the independent cash generating units (CGUs) and their allocations of goodwill. A CGU's book value, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit's value in use is less than its book value, goodwill is impaired. Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. The projected cash flows reflect the Organization's view of future performance and are compared with actual performance and external economic data, when applicable.

V. Income taxes

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required, to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment made. These adjustments may also result from our own income tax planning or resolution of income tax disputes and may be material to our operating income for any given period.

VI. Technical provisions for insurance and pensions plans

Insurance technical provisions and pensions plans (reserves) are liabilities in favor of our policyholders, see note 2n (i). Expectations of loss ratio, mortality, longevity, time to permanence, income projection and interest rate are all used as part of arriving at these totals. These assumptions used are based on the historical performance of the insurance Grupo Bradesco Seguros portfolios and are periodically reviewed.

VII. Provisions and contingencies

The provisions are regularly reviewed, and formed whenever the loss is considered probable, taking into account the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous cases, the complexity and the pronouncements of Courts.

5) CASH AND CASH EQUIVALENTS

	R$ thousands	
	On December 31, 2024	**On December 31, 2023**
Cash and due from banks in domestic currency	17,384,505	14,765,830
Cash and due from banks in foreign currency	2,143,785	2,566,314
Total cash and due from banks	**19,528,290**	**17,332,144**
Discretionary deposits at the Central Bank	17,300,000	24,205,291
Interbank investments	171,195,511	145,253,145
Total cash and cash equivalents	**208,023,801**	**186,790,580**

(1) Mature 90 days or less from the date they were invested and with insignificant risk of change in fair value.

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

	R$ thousands					
	On December 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities purchased under agreements to resell:						
Own portfolio position	**20,131,969**	**692,880**	**-**	**-**	**20,824,849**	**25,580,606**
• Financial treasury bills	13,159,517	54,479	-	-	13,213,996	9,096,039
• National treasury notes	2,769,047	164,066	-	-	2,933,113	11,061,566
• National treasury bills	2,436,942	48,133	-	-	2,485,075	4,334,250
• Other	1,766,463	426,202	-	-	2,192,665	1,088,751
Funded position	**150,475,734**	**700,129**	**-**	**-**	**151,175,863**	**127,843,191**
• Financial treasury bills	32,304,736		-	-	32,304,736	32,175,574
• National treasury notes	71,638,860	92,489	-	-	71,731,349	24,705,744
• National treasury bills	46,532,138	607,640	-	-	47,139,778	70,961,873
Unrestricted position	**2,870,405**	**3,389,789**	**-**	**-**	**6,260,194**	**33,175,552**
• National treasury bills	2,870,405	3,389,789	-	-	6,260,194	33,175,552
Subtotal	**173,478,108**	**4,782,798**	**-**	**-**	**178,260,906**	**186,599,349**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	5,030,087	5,932,473	2,407,807	4,789,854	18,160,221	18,504,300
• Allowance for losses	(147)	(4,063)	(17,773)	(165,846)	(187,829)	(990)
Subtotal	**5,029,940**	**5,928,410**	**2,390,034**	**4,624,008**	**17,972,392**	**18,503,310**
On December 31, 2024	**178,508,048**	**10,711,208**	**2,390,034**	**4,624,008**	**196,233,298**	
%	**90.9**	**5.5**	**1.2**	**2.4**	**100.0**	
On December 31, 2023	**167,593,734**	**29,616,018**	**6,202,321**	**1,690,586**		**205,102,659**
%	**81.8**	**14.4**	**3.0**	**0.8**		**100.0**

b) Income from interbank investments

These amounts are presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

	R$ thousands		
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Income from investments in purchase and sale commitments:			
• Own portfolio position	2,177,123	4,256,701	4,675,447
• Funded position	8,052,223	16,363,461	16,975,985
• Unrestricted position	984,265	3,067,437	2,905,098
Subtotal	**11,213,611**	**23,687,599**	**24,556,530**
Income from interest-earning deposits in other banks/Others	**2,033,527**	**3,956,083**	**3,708,420**
Total (Note 9f III)	**13,247,138**	**27,643,682**	**28,264,950**

7) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement and other deposits

			R$ thousands
	Remuneration	On December 31, 2024	On December 31, 2023
Compulsory deposit – demand deposits	not remunerated	13,776,301	12,318,759
Compulsory deposit – savings deposits	savings index	26,012,318	25,391,346
Compulsory deposit – time deposits	Selic rate	69,997,760	71,806,431
Discretionary deposits at the Central Bank	Selic rate	17,300,000	24,205,291
Total		**127,086,379**	**133,721,827**

b) Revenue from compulsory deposits with the Brazilian Central Bank

			R$ thousands
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Reserve requirement – Bacen (Compulsory deposit)	4,506,758	8,894,336	9,943,391
Reserve requirement – SFH (1)	6,099	11,105	13,583
Total	**4,512,857**	**8,905,441**	**9,956,974**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption “Other assets”.

8) SECURITIES

a) Classification by categories, terms and business activities

I) Trading securities

R$ thousands

Securities	On December 31, 2024							On December 31, 2023	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
Financial	**20,756,932**	**4,541,147**	**5,063,159**	**32,804,219**	**63,165,457**	**65,707,171**	**(2,541,714)**	**104,158,364**	**451,381**
Financial treasury bills	125	1,948,221	2,165,615	7,246,708	11,360,669	11,363,181	(2,512)	11,998,244	1,826
National treasury notes	8,861,345	2,123,404	-	18,076,799	29,061,548	30,095,601	(1,034,053)	33,774,261	188,714
Debentures	-	43,337	14,101	1,744,706	1,802,144	1,996,588	(194,444)	1,094,767	(35,860)
National treasury bills	2,042,580	72,405	2,256,765	3,083,279	7,455,029	7,573,108	(118,079)	45,150,161	39,584
Other	9,852,882	353,780	626,678	2,652,727	13,486,067	14,678,693	(1,192,626)	12,140,931	257,117
- Insurance Group	**12,375,062**	**7,946,352**	**15,684,902**	**247,666,911**	**283,673,227**	**284,764,416**	**(1,091,189)**	**262,488,971**	**1,233,871**
• Insurance and Capitalization bonds	**3,229,276**	**117,845**	**5,257,611**	**9,102,701**	**17,707,433**	**17,731,409**	**(23,976)**	**15,664,650**	**(9,749)**
- Financial treasury bills	32	94,923	5,248,859	8,862,630	14,206,444	14,206,705	(261)	12,441,035	3,076
- Financial bills	90,293	22,922	8,276	-	121,491	121,489	2	136,996	(1,921)
- Other	3,138,951	-	476	240,071	3,379,498	3,403,215	(23,717)	3,086,619	(10,904)
• Pension plans	**9,145,786**	**7,828,507**	**10,427,291**	**238,564,210**	**265,965,794**	**267,033,007**	**(1,067,213)**	**246,824,321**	**1,243,620**
- Financial treasury bills	171	430,294	5,709,841	169,436,563	175,576,869	175,300,439	276,430	135,730,967	222,199
- National treasury notes	36,691	756,243	-	14,027,143	14,820,077	15,495,166	(675,089)	25,593,009	310,698
- National treasury bills	-	52,878	94,578	10,495,694	10,643,150	11,520,035	(876,885)	17,860,069	445,415
- Financial bills	521,367	6,225,070	4,329,097	21,116,344	32,191,878	31,863,263	328,615	34,120,095	128,985
- Debentures	-	141,940	110,153	23,080,405	23,332,498	23,453,734	(121,236)	17,522,495	134,488
- Other	8,587,557	222,082	183,622	408,061	9,401,322	9,400,370	952	15,997,686	1,835
- Other activities	**-**	**-**	**-**	**3,542**	**3,542**	**3,538**	**4**	**3,193**	**6**
Other	-	-	-	3,542	3,542	3,538	4	3,193	6
Total	**33,131,994**	**12,487,499**	**20,748,061**	**280,474,672**	**346,842,226**	**350,475,125**	**(3,632,899)**	**366,650,528**	**1,685,258**

II) Available-for-sale securities

R$ thousands

Securities (2)	On December 31, 2024							On December 31, 2023	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**30,823,936**	**15,951,133**	**7,853,300**	**39,672,955**	**94,301,324**	**95,270,096**	**(968,772)**	**259,396,081**	**1,764,893**
National treasury bills	174,920	5,869,906	4,837,209	10,222,514	21,104,549	21,612,337	(507,788)	27,245,164	705,540
Debentures	-	-	-	479,428	479,428	479,428	-	72,019,509	333,752
National treasury notes	19,320,116	-	-	2,320,017	21,640,133	21,860,687	(220,554)	62,471,947	290,207
Stocks	4,746,063	-	-	-	4,746,063	4,897,279	(151,216)	5,534,634	(20,410)
Foreign government bonds	1,039,352	8,138,888	1,771,078	466,298	11,415,616	11,430,355	(14,739)	10,394,439	(11,389)
Promissory notes	-	-	-	-	-	-	-	15,534,951	222,112
Financial treasury bills	-	831,923	677,339	20,628,593	22,137,855	22,105,194	32,661	29,447,298	68,278
Rural product notes	58,011	475,262	428,244	2,423,782	3,385,299	3,405,938	(20,639)	26,155,965	315,818
Other	5,485,474	635,154	139,430	3,132,323	9,392,381	9,478,878	(86,497)	10,592,174	(139,015)
- Insurance Group	**8,495,242**	**520,562**	**6,644**	**29,541,618**	**38,564,066**	**45,264,419**	**(6,700,353)**	**32,275,162**	**(2,965,810)**
• Insurance and Capitalization bonds	**6,296,845**	**8,812**	**-**	**10,480,951**	**16,786,608**	**21,228,194**	**(4,441,586)**	**18,361,839**	**(2,316,057)**
- National treasury notes	2,264,449	-	-	10,240,668	12,505,117	14,788,752	(2,283,635)	12,195,756	(1,024,764)
- Stocks	2,595,928	-	-	-	2,595,928	4,737,891	(2,141,963)	3,141,705	(1,278,466)
- National treasury bills	1,435,016	-	-	25,002	1,460,018	1,461,560	(1,542)	1,586,701	(7,376)
- Other	1,452	8,812	-	215,281	225,545	239,991	(14,446)	1,437,677	(5,451)
• Pension plans	**2,198,397**	**511,750**	**6,644**	**19,060,667**	**21,777,458**	**24,036,225**	**(2,258,767)**	**13,913,323**	**(649,753)**
- National treasury notes	244,802	444,134	-	18,534,060	19,222,996	21,428,258	(2,205,262)	10,776,604	(983,761)
- Stocks	1,953,595	-	-	-	1,953,595	2,023,689	(70,094)	2,351,086	326,600
- Debentures	-	-	-	526,607	526,607	517,309	9,298	643,958	7,896
- Other	-	67,616	6,644	-	74,260	66,969	7,291	141,675	(488)
- Other activities	**321**	**-**	**-**	**-**	**321**	**169**	**152**	**6,808**	**278**
Other	321	-	-	-	321	169	152	6,808	278
Subtotal	**39,319,499**	**16,471,695**	**7,859,944**	**69,214,573**	**132,865,711**	**140,534,684**	**(7,668,973)**	**291,678,051**	**(1,200,639)**
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	(1,425,862)	-	(1,343,437)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(8,042,372)	-	(1,893,681)
Total	**39,319,499**	**16,471,695**	**7,859,944**	**69,214,573**	**132,865,711**	**140,534,684**	**(17.137.207)**	**291,678,051**	**(4,437,757)**

III)Held-to-maturity securities

R$ thousands

Securities (2)	On December 31, 2024							On December 31, 2023	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	**27,862,439**	**18,389,361**	**15,695,819**	**177,608,723**	**239,556,342**	**238,540,150**	**(1,016,192)**	**41,116,160**	**(393,307)**
National treasury notes	13,377,177	1,882,311	-	50,716,872	65,976,360	65,426,399	(549,961)	16,414,494	(556,139)
Debentures	616,911	7,391,634	2,783,130	51,556,483	62,348,158	62,348,158	-	-	-
National treasury bills	11,526,691	4,851	5,389,814	31,155,457	48,076,813	47,958,976	(117,837)	15,069,533	201,656
Rural product notes	574,392	4,768,613	4,604,211	19,743,526	29,690,742	29,690,742	-	-	-
Promissory notes	-	935,764	2,290,476	13,529,132	16,755,372	16,755,372	-	-	-
Certificates of real estate receivables	456,731	-	-	4,709,859	5,166,590	4,848,744	(317,846)	4,587,496	(93,457)
Other	1,310,537	3,406,188	628,188	6,197,394	11,542,307	11,511,759	(30,548)	5,044,637	54,633
- Insurance Group	**-**	**133,517**	**-**	**50,490,841**	**50,624,358**	**43,959,424**	**(6,664,934)**	**57,639,957**	**2,363,582**
• Insurance and Capitalization bonds	**-**	**133,517**	**-**	**11,163,028**	**11,296,545**	**8,832,423**	**(2,464,122)**	**10,782,836**	**(233,007)**
- National treasury notes	-	133,517	-	11,163,028	11,296,545	8,832,423	(2,464,122)	10,782,836	(233,007)
• Pension plans	**-**	**-**	**-**	**39,327,813**	**39,327,813**	**35,127,001**	**(4,200,812)**	**46,857,121**	**2,596,589**
- National treasury notes	-	-	-	39,327,813	39,327,813	35,127,001	(4,200,812)	46,857,121	2,596,589
Total	**27,862,439**	**18,522,878**	**15,695,819**	**228,099,564**	**290,180,700**	**282,499,574**	**(7,681,126)**	**98,756,117**	**1,970,275**

b) Composition of the securities portfolio by type and maturity

R$ thousands

Securities	On December 31, 2024					On December 31, 2023 (3) (4)
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total (3) (4)	
Own securities	**96,904,809**	**29,674,849**	**27,878,944**	**437,763,854**	**592,222,456**	**601,741,287**
Fixed income securities	77,877,426	29,674,849	27,878,944	437,763,854	573,195,073	580,652,695
Equity securities	19,027,383	-	-	-	19,027,383	21,088,592
Restricted securities	**3,409,123**	**17,404,876**	**16,129,142**	**133,008,592**	**169,951,733**	**147,754,706**
- Subject to repurchase agreements	1,455,839	10,225,391	11,015,656	92,391,629	115,088,515	103,254,988
Given in guarantee to the Brazilian Central Bank	-	-	-	972,713	972,713	-
- Privatization rights	-	-	-	10,560	10,560	15,489
- Given in guarantee	1,953,284	7,179,485	5,113,486	39,633,690	53,879,945	44,484,229
Securities sold under repurchase agreements - unrestricted	**-**	**402,347**	**295,738**	**7,016,363**	**7,714,448**	**7,588,703**
Total	**100,313,932**	**47,482,072**	**44,303,824**	**577,788,809**	**769,888,637**	**757,084,696**
%	13.0	6.2	5.8	75.0	100.0	100.0

(1) Related to derivative financial instruments classified as accounting hedges of available-for-sale securities;
(2) In compliance with the provisions of article 8 of Bacen Circular No. 3,068/01, Bradesco declares that it has the financial capacity and intention to hold securities classified in the held-to-maturity category until maturity. On December 31, 2024, certain business models were reviewed, which considered some new business dynamics, strategy alignment, portfolio review and other regulatory aspects of Resolution No. 4,966/21 and in line with risk management and management's intention for its set of financial instruments, there was a reclassification of Securities from the Available for Sale category to Held to Maturity, in the amount of R$ 189,864,552 thousand, which had no impact on the result, since the unrealized gains and losses, in the gross amount of R$ (6,768,767) thousand, were maintained, net of tax effects, in Equity as of December 31, 2024, and, with the initial adoption of CMN Resolution No. 4,966/21, of Bacen, on January 1, 2025, the gain/(loss) was reversed from Equity against the amount of asset, so that the asset remains as if it had been classified in the amortized cost category, since its initial recognition. If the resolution had not been adopted, this amount should have been recognized in the result based on the remaining term. In January 2024, with the adoption of SUSEP Circular No. 678, Management decided to reclassify Securities classified as Held to Maturity to the Available for Sale category, in the amount of R$7,979,100 thousand. This reclassification was due to the alignment of the asset strategy in relation to the technical provisions for Insurance and Pensions. In the year ended December 31, 2023, there were no sales or reclassifications of securities classified in the Held to Maturity category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and
(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models or price quotations for instruments with similar characteristics. In the case of investments in investment funds, the updated cost reflects the market value of the respective shares.

c) Impairment of Securities

In the second half of 2024, there was an impairment on financial assets in the amount of R$ 1,613,114 thousand, net of constitution/(reversal) and which includes the result determined in the sale or transfer of financial assets, classified in the categories "Available for Sale" and "Held to Maturity".

In the year ended December 31, 2024, there was an impairment on financial assets in the amount of R$ 1,373,695 thousand, net of constitution/(reversal) and which includes the result determined in the sale or transfer of financial assets, classified in the categories "Available for Sale" and "Held-to-Maturity" (2023 – R$ 2,545,702 thousand).

9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated financial statements at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousands

	On December 31, 2024				On December 31, 2023			
	Notional value	Amortized cost	Fair Value Adjustment	Fair value	Notional value	Amortized cost	Fair Value Adjustment	Fair value
Futures contracts								
Purchase commitments:	**211,703,083**	**-**	**-**	**-**	**164,372,715**	**-**	**-**	**-**
- Interbank market	178,029,255	-	-	-	132,161,908	-	-	-
- Foreign currency	22,985,640	-	-	-	14,481,278	-	-	-
- Other	10,688,188	-	-	-	17,729,529	-	-	-
Sale commitments:	**161,641,895**	**-**	**-**	**-**	**220,715,317**	**-**	**-**	**-**
- Interbank market (1)	95,605,090	-	-	-	163,879,990	-	-	-
- Foreign currency (2)	48,246,297	-	-	-	49,212,584	-	-	-
- Other	17,790,508	-	-	-	7,622,743	-	-	-
Option contracts								
Purchase commitments:	**685,622,189**	**1,151,336**	**27,409**	**1,178,745**	**1,030,322,549**	**3,175,395**	**257,087**	**3,432,482**
- Interbank market	529,190,365	504,563	34,350	538,913	928,351,318	2,354,374	-	2,354,374
- Foreign currency	3,949,723	156,053	(42,981)	113,072	4,580,443	77,305	20,244	97,549
- Other	152,482,101	490,720	36,040	526,760	97,390,788	743,716	236,843	980,559
Sale commitments:	**672,980,325**	**(1,779,852)**	**123,200**	**(1,656,652)**	**1,022,551,043**	**(2,071,414)**	**(165,205)**	**(2,236,619)**
- Interbank market	513,818,125	(440,226)	-	(440,226)	919,050,649	(719,366)	-	(719,366)
- Foreign currency	6,870,683	(220,375)	(180,480)	(400,855)	4,573,904	(68,382)	47,472	(20,910)
- Other	152,291,517	(1,119,251)	303,680	(815,571)	98,926,490	(1,283,666)	(212,677)	(1,496,343)
Forward contracts								
Purchase commitments:	**64,273,935**	**2,540,319**	**(11,634)**	**2,528,685**	**34,113,304**	**(855,134)**	**(3,953)**	**(859,087)**
- Foreign currency	62,442,929	2,569,853	-	2,569,853	33,043,985	(849,505)	(551)	(850,056)
- Other	1,831,006	(29,534)	(11,634)	(41,168)	1,069,319	(5,629)	(3,402)	(9,031)
Sale commitments:	**47,310,325**	**(1,099,617)**	**(17,442)**	**(1,117,059)**	**28,256,407**	**772,080**	**(8,496)**	**763,584**
- Foreign currency (2)	46,463,548	(1,522,017)	-	(1,522,017)	24,698,728	449,969	-	449,969
- Other	846,777	422,400	(17,442)	404,958	3,557,679	322,111	(8,496)	313,615
Swap contracts								
Assets (long position):	**1,080,360,424**	**9,792,714**	**3,841,711**	**13,634,425**	**786,364,992**	**6,973,332**	**828,588**	**7,801,920**
- Interbank market	57,567,711	949,727	3,611,358	4,561,085	45,590,283	1,799,507	1,093,110	2,892,617
- Fixed rate	692,873,598	893,378	(513,808)	379,570	541,219,843	1,389,077	(5,992)	1,383,085
- Foreign currency	319,020,245	7,213,979	258,094	7,472,073	194,344,754	2,960,898	(345,557)	2,615,341
- IGPM (General Index of market pricing)	41,362	41,466	399	41,865	87,639	74,582	3,334	77,916
- Other	10,857,508	694,164	485,668	1,179,832	5,122,473	749,268	83,693	832,961
Liabilities (short position):	**934,060,342**	**(10,271,413)**	**(702,357)**	**(10,973,770)**	**783,299,290**	**(8,124,013)**	**(907,138)**	**(9,031,151)**

								R$ thousands
	On December 31, 2024				On December 31, 2023			
	Notional value	Amortized cost	Fair Value Adjustment	Fair value	Notional value	Amortized cost	Fair Value Adjustment	Fair value
- Interbank market	246,185,275	(1,575,404)	(832,866)	(2,408,270)	32,577,474	(1,721,999)	(1,190,305)	(2,912,304)
- Fixed rate	477,454,859	(221,059)	(93,611)	(314,670)	438,339,819	(1,734,296)	(614,622)	(2,348,918)
- Foreign currency	202,546,445	(7,735,810)	208,073	(7,527,737)	284,842,617	(2,985,854)	(109,307)	(3,095,161)
- IGPM (General Index of market pricing)	103,000	(157,830)	(1,063)	(158,893)	190,560	(238,476)	(13,896)	(252,372)
- Other	7,770,763	(581,310)	17,110	(564,200)	27,348,820	(1,443,388)	1,020,992	(422,396)
Total	**3,857,952,518**	**333,487**	**3,260,887**	**3,594,374**	**4,069,995,617**	**(129,754)**	**883**	**(128,871)**

Derivatives include operations maturing in D+1 (day following the reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$59,956,404 thousand (R$102,934,940 thousand on December 31, 2023); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$24,468,458 thousand (R$44,821,117 thousand on December 31, 2023) (Note 9f II); and
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$42,019,674 thousand (R$31,320,736 thousand on December 31, 2023).

b) Breakdown of derivative financial instruments (assets and liabilities) shown at amortized cost, fair value and by maturity

R$ thousands

	On December 31, 2024							On December 31, 2023
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Fair value	Amortized cost	Fair value adjustment	Fair value
Swaps	1,113,910	721,402	441,537	11,357,576	13,634,425	9,792,714	3,841,711	7,801,920
Forward purchases	1,155,378	515,626	673,198	1,721,007	4,065,209	4,064,905	304	295,670
Forward sales (1)	535,898	76,549	78,963	265,196	956,606	971,623	(15,017)	3,883,277
Premiums on exercisable options	493,704	122,394	426,343	136,304	1,178,745	1,151,336	27,409	3,432,482
Total assets (A)	**3,298,890**	**1,435,971**	**1,620,041**	**13,480,083**	**19,834,985**	**15,980,578**	**3,854,407**	**15,413,349**
Swaps	(1,717,225)	(675,787)	(578,094)	(8,002,664)	(10,973,770)	(10,271,413)	(702,357)	(9,031,151)
Forward purchases	(467,591)	(118,849)	(52,113)	(897,971)	(1,536,524)	(1,524,586)	(11,938)	(1,154,757)
Forward sales	(657,102)	(433,541)	(513,450)	(469,572)	(2,073,665)	(2,071,240)	(2,425)	(3,119,693)
Premiums on written options	(414,844)	(161,273)	(483,302)	(597,233)	(1,656,652)	(1,779,852)	123,200	(2,236,619)
Total liabilities (B)	**(3,256,762)**	**(1,389,450)**	**(1,626,959)**	**(9,967,440)**	**(16,240,611)**	**(15,647,091)**	**(593,520)**	**(15,542,220)**
Net position (A-B)	**42,128**	**46,521**	**(6,918)**	**3,512,643**	**3,594,374**	**333,487**	**3,260,887**	**(128,871)**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – Nominal Value

R$ thousands

	On December 31, 2024					On December 31, 2023
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	
Futures contracts (1)	217,681,161	21,557,511	19,691,313	114,414,993	373,344,978	385,088,032
Option contracts	722,496,406	154,679,233	473,459,048	7,967,827	1,358,602,514	2,052,873,592
Forward contracts (1)	57,763,663	19,232,310	19,407,550	15,180,737	111,584,260	62,369,711
Swap contracts	153,443,567	427,089,649	280,270,052	1,153,617,498	2,014,420,766	1,569,664,282
Total on December 31, 2024	**1,151,384,797**	**622,558,703**	**792,827,963**	**1,291,181,055**	**3,857,952,518**	
Total on December 31, 2023	**1,580,252,640**	**328,136,848**	**822,724,031**	**1,338,882,098**		**4,069,995,617**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments

		R$ thousands
	On December 31, 2024	On December 31, 2023
Government securities		
National treasury notes	3,980,640	5,079,555
Financial treasury bills	356,630	3,033,028
National treasury bills	2,706,023	154,674
Total	**7,043,293**	**8,267,257**

e) Gains and losses, net

			R$ thousands
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Swap contracts	5,654,720	7,187,253	3,914,109
Forward contracts (1)	(2,358,283)	(143,415)	(5,248,946)
Option contracts	341,519	(438,979)	277,783
Futures contracts (1)	(1,182,850)	(4,472,804)	3,468,377
Foreign exchange variation of assets and liabilities overseas	721,077	1,582,298	(438,637)
Total (Note 9f III)	**3,176,183**	**3,714,353**	**1,972,686**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

		R$ thousands
	On December 31, 2024	On December 31, 2023
B3 (stock exchange)	1,691,062,302	2,413,235,224
B3 (over-the-counter)	**267,462,353**	**215,663,967**
- Financial Institutions	22,734,300	38,172,522
- Companies	244,460,591	177,426,746
- Individuals	267,462	64,699
Overseas (stock exchange) (1)	28,495,127	9,870,017
Overseas (over-the-counter) (1)	1,870,932,736	1,431,226,409
Total	**3,857,952,518**	**4,069,995,617**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousands	
	On December 31, 2024	On December 31, 2023
Risk received in credit swaps - Notional	**1,954,290**	**2,044,989**
- Debt securities issued by companies	783,357	637,962
- Brazilian government bonds	714,560	808,158
- Foreign government bonds	456,373	598,869
Risk transferred in credit swaps - Notional	**(1,120,806)**	**(1,297,468)**
- Companies bonds	(154,807)	-
- Brazilian government bonds	(705,922)	(706,830)
- Foreign government bonds	(260,077)	(590,639)

The contracts related to credit derivatives transactions described above are due in 2029. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On December 31, 2024, Bradesco maintained hedges consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in shareholders's equity (gross of tax effects)	Accumulated fair value adjustments in shareholders's equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	24,468,458	24,913,057	(147,831)	(81,307)
Hedge of interest payments on funding (1)	59,956,404	61,308,525	258,194	142,045
Total on December 31, 2024 (2)	**84,424,862**	**86,221,582**	**110,363**	**60,738**
Hedge of interest receipts from investments in securities (1)	44,821,117	45,285,081	138,891	76,390
Hedge of interest payments on funding (1)	102,934,940	103,287,896	(779,599)	(428,779)
Total on December 31, 2023 (2)	**147,756,057**	**148,572,977**	**(640,709)**	**(352,389)**

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3, swaps and FED funds, with maturity dates until 2030, making the cash flow fixed; and
(2) The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the cash flow hedge, which the Organization expects to recognize in the income statement, amount to R$(88,761) thousand.

There were no gains/(losses) related to the cash flow accounting hedge, recorded in the income statement during the year ended December 31, 2024 and 2023.

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged items are securities classified as Available for Sale. Increases or decreases in fair value that are effectively hedged are recognized in the income statement. Increases or decreases in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when the hedged item is settled.

Strategy	R$ thousands			
	Fair value of hedge instruments	Hedge object carrying amount	Fair value adjustment recorded in income (gross of tax effects)	Fair value adjustment recorded in income (net of tax effects)
Debenture hedge (1)	18,555	22,072	79	43
Total on December 31, 2024	**18,555**	**22,072**	**79**	**43**

(1) Referring to the risk of Debentures, using Swap contracts, with maturity dates up to 2031. The effectiveness verified in the hedge portfolio is in accordance with the provisions of Bacen Circular No. 3,082/02. There were no strategies in this operation as of December 31, 2023.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the fair value hedge, which the Organization expects to recognize in equity accounts, amounts to R$(584) thousand.

There were no gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, in the year ended December 31, 2024 and 2023.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in shareholders's equity (gross of tax effects)	Accumulated fair value adjustments in shareholders's equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	5,603,750	5,166,624	(1,536,225)	(805,635)
Total on December 31, 2024	**5,603,750**	**5,166,624**	**(1,536,225)**	**(805,635)**
Hedge of exchange variation on future cash flows (1)	4,477,297	4,149,708	(702,728)	(368,528)
Total on December 31, 2023	**4,477,297**	**4,149,708**	**(702,728)**	**(368,528)**

(1) Refers to foreign operations whose functional currency is different from the Brazilian real hedged using forwards and futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar). The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$(4,596) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, during the year ended December 31, 2024 was R$(10,502) thousand (R$3,223 thousand on December 31, 2023).

III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

			R$ thousands
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Income from securities (1)	15,144,861	35,246,299	41,926,047
Income from interbank investments (Note 6b)	13,247,138	27,643,682	28,264,950
Net gain or (loss) with Securities	**28,391,999**	**62,889,981**	**70,190,997**
Financial income from insurance, pension plans and capitalization bonds (2)	2,255,660	5,189,371	5,410,887
Net gain or (loss) from derivative financial instruments (Note 9e)	3,176,183	3,714,353	1,972,686
Total	**33,823,842**	**71,793,705**	**77,574,570**

(1) Includes impairment of financial assets (see note 8 c); and

(2) In the year ended December 31, 2024, it comprises financial income from insurance, pension plans and capitalization in the amount of R$35,239,540 thousand (2023 - R$38,303,131 thousand) and indexation expenses and interest on insurance technical provisions, pension and capitalization in the amount of R$(30,050,169) thousand (2023 - R$(32,892,243) thousand). In the second half of 2024, it comprises financial income from insurance, pension plans and capitalization in the amount of R$18,118,831 thousand and updating expenses and interest on technical provisions for insurance, pension plans and capitalization in the amount of R$(15,863,171) thousand (Note 16e).

10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) Modalities and risk levels – credit portfolio, sureties and guarantees and similar instruments

											R$ thousands
	Levels of risk										
	AA	A	B	C	D	E	F	G	H	On December 31, 2024	On December 31, 2023
Discounted trade receivables and loans	63,038,068	115,726,705	68,930,865	20,758,669	9,611,076	13,301,081	4,729,252	4,466,019	21,484,131	322,045,866	282,569,953
Financing and on-lending	162,453,350	46,959,144	14,387,100	6,068,698	2,964,857	5,618,225	764,642	434,996	2,332,473	241,983,485	211,545,965
Agricultural and agribusiness loans	11,914,488	16,149,808	6,061,962	345,872	203,330	185,982	93,436	78,383	273,264	35,306,525	33,208,400
Subtotal - loans	**237,405,906**	**178,835,657**	**89,379,927**	**27,173,239**	**12,779,263**	**19,105,288**	**5,587,330**	**4,979,398**	**24,089,868**	**599,335,876**	**527,324,318**
Leases	1,020,508	2,816,078	2,359,457	10,879	9,595	3,538	3,599	403	11,795	6,235,852	4,394,373
Advances on foreign exchange contracts (1)	4,433,642	8,126,568	3,197,759	680,828	43,139	74,217	-	-	-	16,556,153	9,273,415
Subtotal - loans, leases and other advances	**242,860,056**	**189,778,303**	**94,937,143**	**27,864,946**	**12,831,997**	**19,183,043**	**5,590,929**	**4,979,801**	**24,101,663**	**622,127,881**	**540,992,106**
Other receivables	28,740,535	48,826,401	12,439,278	5,088,656	611,793	428,548	82,759	74,103	774,069	97,066,142	87,604,496
Credit portfolio	**271,600,591**	**238,604,704**	**107,376,421**	**32,953,602**	**13,443,790**	**19,611,591**	**5,673,688**	**5,053,904**	**24,875,732**	**719,194,023**	**628,596,602**
Acquisition of credit card receivables	13,668,400	5,553,694	278,040	13,525	-	-	-	-	78	19,513,737	19,718,497
Subtotal	**285,268,991**	**244,158,398**	**107,654,461**	**32,967,127**	**13,443,790**	**19,611,591**	**5,673,688**	**5,053,904**	**24,875,810**	**738,707,760**	**648,315,099**
Sureties and guarantees (2)	42,857,382	49,574,109	17,895,695	2,452,666	371,420	4,671,234	871,341	23,552	512,210	119,229,609	105,816,558
Guarantee given on rural loans assigned	960	6,445	2,022	1,027	909	590	-	30	1,668	13,651	35,665
Letters of credit for imports	384,543	363,482	144,248	4,948	-	-	-	-	-	897,221	439,463
Total - Memorandum accounts	**43,242,885**	**49,944,036**	**18,041,965**	**2,458,641**	**372,329**	**4,671,824**	**871,341**	**23,582**	**513,878**	**120,140,481**	**106,291,686**
Total on December 31, 2024	**328,511,876**	**294,102,434**	**125,696,426**	**35,425,768**	**13,816,119**	**24,283,415**	**6,545,029**	**5,077,486**	**25,389,688**	**858,848,241**	
Total on December 31, 2023	**294,386,739**	**231,153,522**	**107,616,044**	**34,673,332**	**18,637,235**	**23,874,977**	**8,063,116**	**6,017,209**	**30,184,611**		**754,606,785**

(1) Advances on foreign exchange contracts are classified as a reduction of the item "Other Financial Liabilities"; and

(2) The provision to cover losses, associated with the financial guarantees provided, is being measured in accordance with CMN Resolution No. 4,512/16. For more information on the methodology used, see Note 21b (I).

b) Composition of credit portfolio by risk levels and maturities

R$ thousands

	Levels of risk										
	AA	A	B	C	D	E	F	G	H	On December 31, 2024	On December 31, 2023
Performing loans	**271,600,591**	**238,604,704**	**102,840,922**	**27,915,693**	**8,337,004**	**13,136,979**	**1,672,008**	**1,356,156**	**6,637,242**	**672,101,299**	**576,537,486**
Installments not yet due	**271,263,682**	**237,848,259**	**102,671,865**	**27,696,113**	**8,241,266**	**13,070,945**	**1,653,929**	**1,345,794**	**6,574,512**	**670,366,365**	**574,346,734**
1 to 30	24,766,654	40,250,163	10,519,908	4,241,690	666,343	1,331,014	91,236	59,641	836,192	82,762,841	72,462,322
31 to 60	13,278,661	19,266,307	6,621,633	2,787,469	506,383	1,491,431	55,875	38,131	342,548	44,388,438	38,379,496
61 to 90	10,881,496	14,903,486	6,026,587	2,122,740	374,616	460,157	58,085	25,574	257,530	35,110,271	30,381,227
91 to 180	22,408,139	28,531,591	10,833,504	4,034,886	878,236	3,079,054	157,088	108,125	731,521	70,762,144	59,224,784
181 to 360	34,868,991	38,227,304	16,473,907	4,723,160	1,360,587	1,744,731	222,741	257,917	731,534	98,610,872	85,916,703
More than 360	165,059,741	96,669,408	52,196,326	9,786,168	4,455,101	4,964,558	1,068,904	856,406	3,675,187	338,731,799	287,982,202
Past due up to 14 days	**336,909**	**756,445**	**169,057**	**219,580**	**95,738**	**66,034**	**18,079**	**10,362**	**62,730**	**1,734,934**	**2,190,752**
Non-performing loans	**-**	**-**	**4,535,499**	**5,037,909**	**5,106,786**	**6,474,612**	**4,001,680**	**3,697,748**	**18,238,490**	**47,092,724**	**52,059,116**
Past-due installments	**-**	**-**	**680,392**	**1,197,568**	**1,567,364**	**2,125,159**	**1,411,331**	**1,472,290**	**9,753,915**	**18,208,019**	**22,097,899**
1 to 14	-	-	22,470	68,900	62,162	346,948	42,473	28,698	154,612	726,263	404,151
15 to 30	-	-	557,073	267,412	157,823	149,023	56,439	48,613	254,828	1,491,211	1,544,592
31 to 60	-	-	100,849	801,236	395,234	241,789	108,023	88,826	438,527	2,174,484	2,929,718
61 to 90	-	-	-	35,500	873,136	280,018	111,630	98,140	443,486	1,841,910	2,275,455
91 to 180	-	-	-	24,520	79,009	1,059,941	1,009,452	1,090,514	1,539,998	4,803,434	5,781,447
181 to 360	-	-	-	-	-	47,440	83,314	117,499	6,778,546	7,026,799	9,105,541
More than 360	-	-	-	-	-	-	-	-	143,918	143,918	56,995
Installments not yet due	**-**	**-**	**3,855,107**	**3,840,341**	**3,539,422**	**4,349,453**	**2,590,349**	**2,225,458**	**8,484,575**	**28,884,705**	**29,961,217**
1 to 30	-	-	190,442	219,331	158,535	157,374	84,360	80,797	369,735	1,260,574	1,422,684
31 to 60	-	-	169,556	195,276	153,968	158,643	92,938	81,444	365,652	1,217,477	1,265,082
61 to 90	-	-	156,936	178,743	138,804	144,026	77,991	72,891	332,675	1,102,066	1,141,592
91 to 180	-	-	351,165	404,217	367,784	405,080	216,080	201,743	925,063	2,871,132	3,102,248
181 to 360	-	-	551,643	666,204	627,290	725,520	394,190	364,973	1,584,912	4,914,732	5,217,339
More than 360	-	-	2,435,365	2,176,570	2,093,041	2,758,810	1,724,790	1,423,610	4,906,538	17,518,724	17,812,272
Total	**271,600,591**	**238,604,704**	**107,376,421**	**32,953,602**	**13,443,790**	**19,611,591**	**5,673,688**	**5,053,904**	**24,875,732**	**719,194,023**	**628,596,602**
Minimum required provision	-	1,193,023	1,073,764	988,608	1,344,378	5,883,478	2,836,844	3,537,733	24,875,732	41,733,560	48,126,876
Supplementary provision	-	191,095	98,748	343,090	1,743,047	2,134,435	839,208	1,191,813	-	6,541,436	5,774,308
Existing provision	**-**	**1,384,118**	**1,172,512**	**1,331,698**	**3,087,425**	**8,017,913**	**3,676,052**	**4,729,546**	**24,875,732**	**48,274,996**	**53,901,184**

Total portfolio as of December 31, 2023	**228,138,831**	**194,172,075**	**93,150,601**	**32,562,514**	**17,984,354**	**19,672,441**	**7,127,826**	**6,014,693**	**29,773,267**		**628,596,602**
Minimum required provision	-	970,860	931,506	976,876	1,798,436	5,901,732	3,563,913	4,210,286	29,773,267		48,126,876
Supplementary provision	-	144,114	130,592	109,955	1,222,799	2,323,624	810,993	1,032,231	-		5,774,308
Existing provision	**-**	**1,114,974**	**1,062,098**	**1,086,831**	**3,021,235**	**8,225,356**	**4,374,906**	**5,242,517**	**29,773,267**		**53,901,184**

I) Credit portfolio by days past due

R$ thousands

Exposure - Loans	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on December 31, 2024	650,519,325	15,586,158	19,393,296	5,158,656	11,088,853	16,848,820	598,915	719,194,023
Total on December 31, 2023	550,101,266	19,968,917	20,396,529	5,659,306	12,244,584	19,899,655	326,345	628,596,602

c) Concentration of loans

				R$ thousands
	On December 31, 2024	% (1)	On December 31, 2023	% (1)
Largest borrower	4,890,028	0.7	6,822,402	1.1
10 largest borrowers	31,982,596	4.5	31,545,352	5.0
20 largest borrowers	50,123,822	7.0	48,636,357	7.7
50 largest borrowers	78,492,599	10.9	71,602,208	11.4
100 largest borrowers	101,011,022	14.1	90,759,653	14.4

(1) Percentage of total portfolio (as defined by Bacen).

d) Credit portfolio by economic sector

				R$ thousands
	On December 31, 2024	%	On December 31, 2023	%
Public sector	**6,853,540**	**1.0**	**5,756,517**	**0.9**
Private sector	**712,340,483**	**99.0**	**622,840,085**	**99.1**
Total	**719,194,023**	**100.0**	**628,596,602**	**100.0**
Companies	**315,887,419**	**43.9**	**268,329,044**	**42.7**
Real estate and construction activities	23,610,490	3.3	21,251,317	3.4
Retail	37,709,778	5.2	37,908,281	6.0
Services	79,995,896	11.1	59,998,219	9.5
Transportation and concession	28,680,534	4.0	28,194,418	4.5
Automotive	7,553,422	1.1	6,735,346	1.1
Food products	13,677,857	1.9	11,341,529	1.8
Wholesale	20,378,978	2.8	16,342,183	2.6
Production and distribution of electricity	8,633,777	1.2	8,063,510	1.3
Oil, derivatives and aggregate activities	6,918,329	1.0	5,035,237	0.8
Other industries	88,728,358	12.3	73,459,004	11.7
Individuals	**403,306,604**	**56.1**	**360,267,558**	**57.3**

e) Changes in the renegotiated portfolio

	R$ thousands	
	2024	**2023**
Opening balance on January 1	**39,111,735**	**34,353,489**
Amount renegotiated	26,780,598	47,464,851
Amount received/Others (1)	(18,853,221)	(31,525,629)
Write-offs	(12,284,044)	(11,180,976)
Balance on December 31	**34,755,068**	**39,111,735**
Expected credit loss associated with credit risk	22,502,273	23,559,043
Percentage on renegotiated portfolio	64.7%	60.2%

(1) Includes the settlement of renegotiated contracts through new transactions.

f) Expected credit loss associated with credit risk expense, net of recoveries

I) Changes in provision for expected credit loss associated with credit risk

	R$ thousands	
	2024	**2023**
- Specific provision (1)	**30,386,995**	**23,850,115**
- Generic provision (2)	**17,739,881**	**22,811,494**
- Supplementary provision (3)	**5,774,308**	**11,078,946**
Opening balance on January 1	**53,901,184**	**57,740,555**
Expected credit loss associated with credit risk expense (Note 10f II)	33,123,621	37,110,675
Write-offs	(39,048,210)	(40,905,567)
Exchange variation/Others	298,401	(44,479)
Closing balance on December 31	**48,274,996**	**53,901,184**
- Specific provision (1)	**25,477,308**	**30,386,995**
- Generic provision (2)	**16,256,252**	**17,739,881**
- Supplementary provision (3)	**6,541,436**	**5,774,308**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The supplementary provision is constituted considering the provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

II) Expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

	R$ thousands		
	6 month period ended December 31	**Year ended on December 31**	
	2024	**2024**	**2023**
Amount constituted	16,354,066	33,123,621	37,110,675
Amount recovered	(7,078,280)	(9,841,746)	(4,672,395)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	**9,275,786**	**23,281,875**	**32,438,280**

(1) Amounts previously written-off that are recovered including through sale without recourse. In the year ended December 31, 2024, there were sales of credit for operations already written off as losses in the amount of R$ 2,034,489 thousand (2023 - R$9,021,799 thousand), whose sales value was R$116,800 thousand (2023 - R$230,752 thousand) and assignment of active operation credit in the amount of R$ 481,385 thousand (2023 - R$1,437,021 thousand), whose sales value was R$294,027 thousand (2023 R$ 104,535 thousand), without retention of risks and benefits.

11) OTHER FINANCIAL INSTRUMENTS

a) Sundry

	R$ thousands	
	On December 31, 2024	On December 31, 2023
Foreign exchange portfolio	44,703,481	27,925,544
Credit card operations	62,984,379	55,857,525
Trade and credit receivables	39,332,225	33,970,198
Debtors for escrow deposits	21,743,293	20,787,578
Securities trading	5,848,323	3,720,053
Receivable insurance premiums	6,997,653	6,548,304
Receivables	3,438,823	2,078,626
Payments made to be reimbursed	833,269	569,268
Receivables on sureties and guarantees honored	42,964	79,701
Other investments	87,439	96,105
Receivables from sale of assets	167,895	144,130
Total	**186,179,744**	**151,777,032**

b) Foreign exchange portfolio

i. Balances

	R$ thousands	
	On December 31, 2024	On December 31, 2023
Assets – other financial instruments		
Exchange purchases pending settlement	35,312,276	18,381,720
Foreign exchange and forward documents in foreign currencies	3,687	3,147
Exchange sale receivables	9,559,940	9,391,000
(-) Advances in domestic currency received	(743,614)	(71,186)
Income receivable on advances granted	571,192	220,863
Total	**44,703,481**	**27,925,544**
Liability - Other financial instruments		
Exchange sales pending settlement	10,109,221	9,598,280
Exchange purchase payables	31,568,248	18,702,839
(-) Advances on foreign exchange contracts	(16,556,153)	(9,273,415)
Other	360	92
Total	**25,121,676**	**19,027,796**
Net foreign exchange portfolio	**19,581,805**	**8,897,748**
Memorandum accounts:		
- Loans available for import	897,221	439,463

ii. Foreign exchange results: Below is the composition of the Organization's Net foreign exchange income.

			R$ thousands
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Revenue from financial intermediation – foreign exchange income	**4,816,132**	**8,357,395**	**1,071,969**
Adjustments:			
- Income on foreign currency financing (1)	367,427	592,136	197,510
- Income on export financing (1)	1,046,867	2,045,027	2,255,025
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(3,129,264)	(5,393,182)	(909,120)
- Funding expenses (3)	(845,963)	(1,663,281)	(2,046,883)
- Other (4)	(805,846)	(1,073,586)	1,074,771
Total adjustments	**(3,366,779)**	**(5,492,886)**	**571,303**
Net foreign exchange income	**1,449,353**	**2,864,509**	**1,643,272**

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and

(4) Primarily includes the foreign exchange rate variations of amounts invested in foreign currency.

12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in associates and jointly controlled entities (joint ventures)

R$ thousands

Companies	On December 31, 2024								Year ended on December 31, 2024			
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Equity in net income - 6-month period ended December 31 (1)	Share of profit (loss) of associates and jointly controlled entities (1)	Accumulated other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	98,243	5,099,950	1,945,607	4,559,541	1,994,799	(2,725)	(4,715)	(14,039)	(37,614)
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.32%	241,277	854,080	2,354,233	774,316	1,471,727	(7,260)	3,710	-	15,255
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	552,687	2,667,390	2,356,236	3,026,387	854,949	30,770	37,633	(21,018)	73,065
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	16.82%	16.00%	56,297	191,422	1,052,123	282,554	627,924	(2,311)	(4,776)	-	(29,850)
Other (3) (4)				7,819,221					286,443	715,214		
Total investments in associates				**8,767,725**					**304,917**	**747,066**		
Elo Participações Ltda. (3) (5)	São Paulo - Brazil	50.01%	50.01%	2,327,180	963,331	4,746,612	965,266	91,253	294,179	783,491	167,348	1,734,017
Total investments in joint ventures				**2,327,180**					**294,179**	**783,491**		
Total on December 31, 2024				**11,094,905**					**599,096**	**1,530,557**		

(1) Share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not arising from the result, as well as the adjustments for alignment of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation. In the year ended December 31, 2024, the Organization received dividends of R$2,204 thousand (2023 - R$0) from Empresa Tecnologia Bancária S.A. In 2023 there was no receipt of dividends;

(3) In August 2024, the auction of the unified public offering for the acquisition of common shares issued by Cielo S.A. was held to convert its registration as a publicly-held company from category "A" to "B" with the Securities and Exchange Commission and exit from the New segment Market of B3 S.A., with this, the Organization's total participation in Cielo S.A. became 50.72%, with 30.61% direct participation and 20.11% indirect participation, through the companies of the Elopar Group (as of December 31, 2023, total participation was 31.41%, with direct participation being 30.06%). The Organization received from Cielo S.A, interest on equity of R$151,453 thousand, year ended December 31, 2024. More information in Note 39;

(4) Primarily includes investments in publicly held companies and Cielo S.A.; and

(5) Brazilian company, provider of services related to credit and debit cards and other means of payment. The Organization received dividends of R$64,922 thousand in the year ended December 31, 2024 from Empresa Elo Participações Ltda.

Companies												R$ thousands
	On December 31, 2023											
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Equity in net income - 6 month period ended December 31 (1)	Share of profit (loss) of associates and jointly controlled entities (1)	Other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	105,766	4,294,581	2,198,375	4,276,354	1,689,663	(5,069)	(5,296)	2,913	(24,323)
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.32%	237,568	964,701	2,300,906	1,182,701	1,106,646	9,589	3,149	-	12,828
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	549,669	3,156,150	1,721,943	3,387,628	361,839	52,715	62,163	1,505	155,409
Gestora de Inteligência de Crédito S.A. (2) (3)	São Paulo - Brazil	16.82%	16.00%	61,073	153,360	1,092,648	269,606	613,865	(2,686)	(7,066)	-	(38,572)
Other (4)				7,240,386					537,231	1,160,859		
Total investments in associates				**8,194,462**					**591,780**	**1,213,809**		
Elo Participações Ltda. (5)	São Paulo - Brazil	50.01%	50.01%	1,492,916	1,023,779	2,627,543	563,008	103,084	449,508	886,882	-	1,757,753
Total investments in joint ventures				**1,492,916**					**449,508**	**886,882**		
Total on December 31, 2023				**9,687,378**					**1,041,288**	**2,100,691**		

(1) The share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for alignment of accounting practices, when applicable;
(2) Companies with equity accounting using balance sheets with a reporting date delay of up to 60 days, allowed by regulation;
(3) Dilution of participation resulting from the entry of a new shareholder with the issuance of new shares;
(4) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received R$249,649 thousand in interest on capital for the year ended December 31, 2024 from Cielo S.A.; and
(5) Brazilian company, provider of services related to credit and debit cards and other means of payment. Until December 31, 2024, the Organization received R$722,650 thousand in dividends from this investment.

13) PREMISES AND EQUIPMENT

R$ thousands

	On December 31, 2024					Carrying amount on December 31, 2023
	Annual depreciation rate	Cost	Depreciation	Accumulated impairment of non-financial assets	Carrying amount	
Premises and equipment:						
- Buildings	4%	1,385,861	(1,054,856)	(253)	330,752	304,411
- Land	-	713,838	-	-	713,838	753,974
Facilities, furniture and premises and equipment (1)	10%	4,852,263	(2,772,026)	(1,170)	2,079,067	2,139,702
Security and communication systems (1)	10% to 20%	390,483	(267,132)	(3,681)	119,670	126,350
Data processing systems (1)	20% to 40%	13,650,899	(10,208,530)	(9,736)	3,432,633	3,305,062
Transportation systems	10% to 20%	312,902	(105,760)	-	207,142	84,359
Assets under construction	-	547,277	-	-	547,277	851,527
Total on December 31, 2024		**21,853,523**	**(14,408,304)**	**(14,840)**	**7,430,379**	
Total on December 31, 2023		**20,984,891**	**(13,396,794)**	**(22,712)**		**7,565,385**

(1) In 2024, impairment was recorded under the heading "Other Operating Expenses" in the amount of R$ 1,748 thousand.

The fixed assets to shareholders' equity ratio is 25.2% (26.1% on December 31, 2023) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by CMN Resolution No. 4,957/21.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,373,978 thousand (R$4,058,785 thousand on December 31, 2023), net of provisions for impairment and accumulated amortization, of which: (i) R$2,547,802 thousand (R$1,979,376 thousand on December 31, 2023) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss/Grupo Santa/Others); and (ii) R$ 1,912,270 thousand (R$2,079,409 thousand on December 31, 2023) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets (Note 14b - net amortization cost totaled R$2,468,684 thousand, without considering provisions for impairment of assets).

Goodwill was amortized in the second half of 2024 in the amount of R$205,946 thousand and in the year ended December 31, 2024 in the amount of R$422,000 thousand (2023 – R$454,826 thousand) (Note 31).

b) Intangible assets

Acquired intangible assets consist of:

	R$ thousands				
	On December 31, 2024				Cost net of amortization in December 31, 2023
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization	
Acquisition of rights to provide financial services (2)	Contract	9,411,639	(3,725,100)	5,686,539	6,235,053
Software (2)	Up to 10%	23,802,800	(13,510,031)	10,292,769	8,475,872
Goodwill (3)	Up to 20%	14,515,421	(12,046,737)	2,468,684	2,635,823
Other	Contract	2,432,075	(1,183,856)	1,248,219	1,448,586
Total on December 31, 2024		**50,161,935**	**(30,465,724)**	**19,696,211**	
Total on December 31, 2023		**47,267,254**	**(28,471,920)**		**18,795,334**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses";

(2) On December 31, 2024, there was impairment/write-off in: (i) Acquisition of rights to provide financial services, in the amount of R$ 498 thousand (2023 – R$102,158 thousand); and (ii) Software R$35.478 thousand (2023 – R$2,092 thousand); and

(3) On December 31, 2024, was primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank – R$799,510 thousand (on December 31, 2023 – R$976,655 thousand), Odonto System – R$7,890 thousand (on December 31, 2023 – R$33,920 thousand), Bradescard Mexico – R$7,408 thousand (on December 31, 2023 – R$8,755 thousand), Kirton Bank - R$406,029 thousand (on December 31, 2023 – R$420,937 thousand), RCB Investimentos – R$6,727 thousand (on December 31, 2023 – R$8,969 thousand), Banco Digio – R$131,158 thousand (on December 31, 2023 – R$203,367 thousand) and Tivio Capital Distribuidora de Valores Mobiliários – R$124,149 thousand (on December 31, 2023 – R$147,051 thousand).

c) Changes in intangible assets by type

	R$ thousands			
	On December 31, 2023	Additions / (reductions)	Amortization for the period	On December 31, 2024
Acquisition of rights to provide financial services	6,235,053	1,567,191	(2,115,705)	5,686,539
Software	8,475,872	3,617,077	(1,800,180)	10,292,769
Goodwill – Future profitability	1,158,932	254,861	(203,395)	1,210,398
Goodwill – Based on intangible assets	1,115,719	-	(212,093)	903,626
Goodwill – Difference in fair value of assets/liabilities	361,172	-	(6,512)	354,660
Other	1,448,586	493,684	(694,051)	1,248,219
Total	**18,795,334**	**5,932,813**	**(5,031,936)**	**19,696,211**
Total (1)	**16,034,112**	**7,180,214**	**(4,418,992)**	**18,795,334**

(1) Corresponds to the movement of assets from December 31, 2022 to December 31, 2023.

15) OTHER ASSETS

	R$ thousands	
	On December 31, 2024	On December 31, 2023
Prepaid taxes	13,265,768	12,964,018
Non-financial assets held for sale (a)	3,037,318	3,035,030
Prepaid expenses (b)	3,579,707	2,957,529
Other debtors	5,739,807	3,366,915
Interbank and interdepartmental accounts	224,869	308,728
Other (1)	5,293,589	1,944,755
Total	**31,141,058**	**24,576,975**

(1) Includes: (i) material in stock, amounts receivable, other advances, advances and payments made by the Organization with reimbursement rights; (ii) investment property, in the amount of R$1,503,321 thousand (R$1,472,226 thousand on December 31, 2023); and (iii) R$ 2,060,445 thousand of shares in publicly-held companies received as payment in 2024, recorded as investments held for sale, in accordance with Resolution No. 4,817/20, and which are valued by an independent valuation report.

a) Non-financial assets held for sale

				R$ thousands
	On December 31, 2024			Cost net of provision on December 31, 2023
	Cost	Accumulated impairment of non-financial assets	Cost net of provision	
Real estate	2,354,830	(1,272,394)	1,082,436	991,486
Vehicles and similar	663,769	(312,615)	351,154	336,422
Machinery and equipment	3,088	(2,542)	546	776
Other	15,631	(8,056)	7,575	22,227
Total on December 31, 2024	**3,037,318**	**(1,595,607)**	**1,441,711**	
Total on December 31, 2023	**3,035,030**	**(1,684,119)**		**1,350,911**

b) Prepaid expenses

		R$ thousands
	On December 31, 2024	On December 31, 2023
Deferred insurance acquisition costs (1)	2,182,643	1,793,308
Commission for the placement of loans and financing (2)	11,571	23,023
Advertising and marketing expenses (3)	180,278	155,621
Other (4)	1,205,215	985,577
Total	**3,579,707**	**2,957,529**

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) advanced payment of commissions concerning the operational agreement to offer credit cards and other products; (ii) card issue costs; and (iii) Prepayments of Information.

16) DEPOSITS FROM BANKS

						R$ thousands
	On December 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - Financial Institutions	1,419,303	-	-	-	1,419,303	1,503,278
Interbank deposits	2,457,661	195,684	313,635	41,459	3,008,439	2,354,799
Securities sold under agreements to repurchase (a)	279,960,266	2,208,590	-	880,909	283,049,765	272,404,788
Borrowings (b)	3,601,056	28,257,464	13,363,220	1,547,926	46,769,666	22,809,333
Onlending (c)	889,689	3,860,925	5,118,305	17,702,218	27,571,137	24,350,585
Total on December 31, 2024	**288,327,975**	**34,522,663**	**18,795,160**	**20,172,512**	**361,818,310**	
%	**79.7**	**9.5**	**5.2**	**5.6**	**100.0**	
Total on December 31, 2023	**274,817,412**	**20,631,026**	**9,836,986**	**18,137,359**		**323,422,783**
%	**85.0**	**6.4**	**3.0**	**5.6**		**100.0**

a) Securities sold under agreements to repurchase

R$ thousands

	On December 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Own securities	**115,135,197**	**1,116,806**	**-**	**880,909**	**117,132,912**	**102,834,571**
• Government securities	80,447,428	1,057,850	-	-	81,505,278	86,758,731
• Debentures	24,639,068	9,497	-	-	24,648,565	15,027,289
• Foreign	9,029,691	8,192	-	880,909	9,918,792	1,048,551
• Loan assignment - real estate receivables certificate	1,019,010	41,267	-	-	1,060,277	
Sale of securities purchased under reverse repos (1)	**151,120,499**	**44,964**	**-**	**-**	**151,165,463**	**127,429,674**
Sale of securities with no restriction on right to resell or repledge the collateral (1)	**13,704,570**	**1,046,820**	**-**	**-**	**14,751,390**	**42,140,543**
Total on December 31, 2024	**279,960,266**	**2,208,590**	**-**	**880,909**	**283,049,765**	
%	**98.9**	**0.8**	**-**	**0.3**	**100.0**	
Total on December 31, 2023	**268,218,479**	**3,326,704**	**-**	**859,605**		**272,404,788**
%	**98.5**	**1.2**	**-**	**0.3**		**100.0**

(1) Represented by government securities.

b) Borrowing

R$ thousands

	On December 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Overseas	**3,601,056**	**28,257,464**	**13,363,220**	**1,547,926**	**46,769,666**	**22,809,333**
Total on December 31, 2024	**3,601,056**	**28,257,464**	**13,363,220**	**1,547,926**	**46,769,666**	
%	**7.7**	**60.4**	**28.6**	**3.3**	**100.0**	
Total on December 31, 2023	**4,298,529**	**13,038,388**	**4,262,241**	**1,210,175**		**22,809,333**
%	**18.8**	**57.2**	**18.7**	**5.3**		**100.0**

c) On-lending (1)

R$ thousands

	On December 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
In Brazil	**889,689**	**3,860,925**	**5,118,305**	**17,702,218**	**27,571,137**	**24,350,585**
- FINAME	611,764	2,548,798	3,391,739	11,981,995	18,534,296	15,344,829
- BNDES	247,648	1,312,127	1,336,887	5,718,904	8,615,566	8,678,582
- National Treasury	-	-	389,679	-	389,679	318,622
- Other institutions	30,277	-	-	1,319	31,596	8,552
Total on December 31, 2024	**889,689**	**3,860,925**	**5,118,305**	**17,702,218**	**27,571,137**	
%	**3.2**	**14.0**	**18.6**	**64.2**	**100.0**	
Total on December 31, 2023	**737,374**	**3,305,024**	**4,240,608**	**16,067,579**		**24,350,585**
%	**3.0**	**13.6**	**17.4**	**66.0**		**100.0**

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousands		
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Borrowing:			
- In Brazil	31,181	314,310	620,957
- Overseas	5,278,687	10,840,794	(59,941)
- Foreign exchange variation from other assets and liabilities overseas	(2,705,023)	(5,800,113)	1,638,012
Subtotal borrowing	**2,604,845**	**5,354,991**	**2,199,028**
On-lending in Brazil:			
- BNDES	284,378	842,521	823,091
- FINAME	1,898,774	3,024,010	1,608,564
- National Treasury	13,780	24,799	25,041
- Other institutions	2,163	3,111	848
On-lending overseas:			
- Payables to foreign bankers (Note 11b)	3,129,264	5,393,182	909,120
Subtotal on-lending	**5,328,359**	**9,287,623**	**3,366,664**
Total	**7,933,204**	**14,642,614**	**5,565,692**

e) Expenses for market funding and inflation indexation and interest on technical provisions for insurance, pension plans and capitalization bonds

	R$ thousands		
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Savings deposits	4,087,049	7,977,114	9,017,597
Time deposits	17,571,622	35,409,570	42,262,374
Securities sold under agreements to repurchase	14,978,166	29,159,155	31,529,801
Securities issued (Note 18a)	13,941,887	27,427,073	25,707,778
Subordinated debts (Note 19b)	3,292,707	6,378,786	7,007,236
Other funding expenses	771,747	1,356,897	1,145,506
Subtotal - Retail and professional market funding	**54,643,178**	**107,708,595**	**116,670,292**
Inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (1)	**15,863,171**	**30,050,169**	**32,892,243**
Total	**70,506,349**	**137,758,764**	**149,562,535**

(1) Presented net in the line-item financial income from insurance, pension plans and capitalization bonds (Note 9f III).

17) DEPOSITS FROM CUSTOMERS

R$ thousands

	On December 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - customers (1)	44,119,254	-	-	-	44,119,254	49,634,288
Savings deposits (1)	132,502,157				132,502,157	131,003,553
Time deposits (2)	37,194,366	54,767,506	92,123,905	283,631,275	467,717,052	441,296,839
Total on December 31, 2024	**213,815,777**	**54,767,506**	**92,123,905**	**283,631,275**	**644,338,463**	
%	**33.2**	**8.5**	**14.3**	**44.0**	**100.0**	
Total on December 31, 2023	**205,026,524**	**47,921,784**	**94,806,013**	**274,180,359**		**621,934,680**
%	**33.0**	**7.7**	**15.2**	**44.1**		**100.0**

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Considers the maturities established in the contracts.

18) SECURITIES ISSUED

R$ thousands

	On December 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities – Brazil:						
- Letters of credit for real estate	1,756,566	11,742,973	27,775,520	14,590,682	55,865,741	52,115,729
- Letters of credit for agribusiness	1,764,993	9,051,717	20,405,720	15,516,183	46,738,613	40,062,692
- Financial bills	2,761,046	18,097,213	19,474,217	65,888,318	106,220,794	105,426,827
- Letters of credit guaranteed by property (1)	1,422,953	6,621,380	7,763,785	19,997,711	35,805,829	36,144,798
Subtotal	**7,705,558**	**45,513,283**	**75,419,242**	**115,992,894**	**244,630,977**	**233,750,046**
Securities – Overseas:						
- MTN Program Issues (2)	577,075	49,640	55,106	3,831,461	4,513,282	3,442,593
- Securitization of future flow of money orders received from overseas	5,020,772	-	-	-	5,020,772	3,925,988
- Issuance costs	-	-	-	(4,709)	(4,709)	(50)
Subtotal	**5,597,847**	**49,640**	**55,106**	**3,826,752**	**9,529,345**	**7,368,531**
Structured Operations Certificates	**76,106**	**587,154**	**540,787**	**2,612,975**	**3,817,022**	**3,847,681**
Total on December 31, 2024	**13,379,511**	**46,150,077**	**76,015,135**	**122,432,621**	**257,977,344**	
%	**5.2**	**17.9**	**29.5**	**47.4**	**100.0**	
Total on December 31, 2023	**8,622,895**	**17,360,738**	**22,991,898**	**195,990,727**		**244,966,258**
%	**3.5**	**7.1**	**9.4**	**80.0**		**100.0**

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$37,753,167 thousand (R$40,769,795 thousand in December 31, 2023), which complies with the requirements determined by BACEN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 228 and 238 months and a term of 26 and 25 months, the credit rights correspond to 2.23% of total assets and 40.13% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 95.46% and 1.81%, respectively. Additionally, the LIG Issuance Instrument and the asset portfolio management policy are in line with BACEN Resolution No. 5,001/22; and
(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term. In January 2025, US$750 million of senior debt was issued abroad, with a term of 60 months and a coupon of 6.5% per year.

a) Movement of funds from securities issued

	R$ thousands	
	2024	2023
Opening balance on January 1	**244,966,258**	**222,257,328**
Issuance	54,734,757	105,259,934
Interest accrued	27,427,073	25,707,778
Settlement and interest payments	(70,199,968)	(108,774,110)
Foreign exchange variation	1,049,224	515,328
Balance on December 31	**257,977,344**	**244,966,258**

19) SUBORDINATED DEBT

a) Composition by maturity

Maturity	R$ thousands			
	Original term in years	Nominal amount	On December 31, 2024	On December 31, 2023
In Brazil				
Financial bills:				
2024	-	-	-	133,720
2025	7	3,871,906	6,659,038	5,952,305
2027	7	401,060	640,590	566,936
2024	-	-	-	277,420
2025	8	3,328,102	3,693,797	3,669,281
2026	8	694,800	1,193,335	1,066,237
2028	8	55,437	88,658	78,390
2030	8	2,368,200	3,365,783	2,976,339
2024	-	-	-	10,634
2025	9	362,212	755,966	677,550
2027	9	89,700	163,973	146,531
2025	10	178,937	648,219	959,846
2026	10	196,196	571,365	501,506
2027	10	256,243	523,757	472,023
2028	10	248,300	505,316	451,350
2030	10	134,500	210,044	190,207
2031	10	7,270,000	11,319,069	9,973,583
2032	10	5,378,500	7,606,668	6,714,453
2033	10	531,000	626,578	557,446
2026	11	2,500	4,337	4,133
2027	11	47,046	102,990	91,696
2028	11	74,764	159,193	143,520
Perpetual	-	17,798,855	18,620,251	14,722,748
Total (1) (2)			**57,458,927**	**50,337,854**

(1) Includes the amount of R$43,096,504 thousand (R$39,279,827 thousand on December 31, 2023), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose; and

(2) The information on results is presented in Note 16e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

b) Movement of subordinated debts

	R$ thousands	
	2024	2023
Opening balance on January 1	**50,337,854**	**52,241,332**
Issuance	9,000,300	1,129,800
Interest accrued	6,378,786	7,007,236
Settlement and interest payments	(8,258,013)	(10,040,514)
Balance on December 31	**57,458,927**	**50,337,854**

20) OTHER FINANCIAL LIABILITIES

	R$ thousands	
	On December 31, 2024	On December 31, 2023
Foreign exchange portfolio (Note 11)	25,121,676	19,027,796
Interbank and interdepartmental accounts	43,854,419	35,798,556
Securities trading	6,852,160	6,714,714
Obligations for operations linked to assignment	3,846,323	4,201,705
Total	**79,674,578**	**65,742,771**

21) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions

								R$ thousands
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,218,025	1,222,931	339,838,389	304,580,787	-	-	341,056,414	305,803,718
Mathematical reserve for vested benefits (PMBC)	548,372	592,799	12,875,304	12,565,119	-	-	13,423,676	13,157,918
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	8,122,471	7,639,353	8,122,471	7,639,353
Reserve for claims incurred but not reported (IBNR)	8,119,655	7,175,148	911,426	1,112,482	-	-	9,031,081	8,287,630
Unearned premium reserve	7,483,254	6,940,427	3,065,319	3,051,974	-	-	10,548,573	9,992,401
Reserve for unsettled claims (PSL)	6,809,505	5,254,923	1,514,313	2,116,347	-	-	8,323,818	7,371,270
Reserve for financial surplus (PET)	-	-	690,345	921,061	-	-	690,345	921,061
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,508,644	1,492,136	1,508,644	1,492,136
Other provisions	4,270,463	2,918,486	6,636,677	3,149,960	76,473	68,796	10,983,613	6,137,242
Total technical provisions	**28,449,274**	**24,104,714**	**365,531,773**	**327,497,730**	**9,707,588**	**9,200,285**	**403,688,635**	**360,802,729**

II) Guarantees for technical provisions

R$ thousands

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023
Total technical provisions	**28,449,274**	**24,104,714**	**365,531,773**	**327,497,730**	**9,707,588**	**9,200,285**	**403,688,635**	**360,802,729**
(+) Monetary effect on the preparation of LAT	-	-	-	1,675,687	-	-	-	1,675,687
(-) Mathematical reserve for unvested benefits (PGBL e VGBL) (4)	-	-	(307,182,266)	(270,193,098)	-	-	(307,182,266)	(270,193,098)
(-) Commercialization surcharge – extended warranty	(310,951)	(304,427)		-	-	-	(310,951)	(304,427)
(-) Portion corresponding to contracted reinsurance	(22,198)	(5,040)	(14,679)	(19,215)	-	-	(36,877)	(24,255)
(-) Premiums receivables	(2,909,229)	(2,691,684)	-	-	-	-	(2,909,229)	(2,691,684)
(-) Unearned premium reserve – Health and dental insurance (3)	(2,531,780)	(2,586,129)	-	-	-	-	(2,531,780)	(2,586,129)
(-) Other deductions - Health and dental insurance (3)	(4,029,247)	-	-	-	-	-	(4,029,247)	-
Technical provisions to be covered	**18,645,869**	**18,517,434**	**58,334,828**	**58,961,104**	**9,707,588**	**9,200,285**	**86,688,285**	**86,678,823**
Investment fund quotas (excluding VGBL and PGBL)	7,623,717	5,573,264	22,813,452	23,658,057	3,546,367	2,991,428	33,983,536	32,222,749
Government securities	15,294,945	14,802,920	34,755,849	37,215,876	6,235,741	6,466,110	56,286,535	58,484,906
Stocks	-	-	869,161	-	-	-	869,161	-
Private securities	215,281	468,777	526,607	760,906	-	349,399	741,888	1,579,082
Total assets held to guarantee technical provisions	**23,133,943**	**20,844,961**	**58,965,069**	**61,634,839**	**9,782,108**	**9,806,937**	**91,881,120**	**92,286,737**

(1) "Other reserves" - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$4,162,264 thousand (R$2,809,845 thousand as of December 31, 2023) and the Reserve for Related Expenses of R$90,551 thousand (R$90,358 thousand as of December 31, 2023);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$4,823,733 thousand (R$2,686,275 thousand as of December 31, 2023), "Reserve for related expenses" of R$260,728 thousand (R$445,886 thousand as of December 31, 2023);

(3) In accordance with ANS Normative Resolution No. 521/2022 and subsequent amendments, there is no obligation to link collateral assets to cover the amount recorded as Provision for Unearned Premiums/Considerations (PUPC), Provision for Insufficiency of Consideration (PIC) and Provision for Events/Claims to be Settled (PECS): (i) guaranteed by judicial deposit; (ii) related to SUS charges; and (iii) post-established modality plans; and; and

(4) In compliance with article 57 of CNSP Resolution No. 432/2021, the amount of mathematical provisions for benefits to be granted and their respective specially constituted investment funds relating to PGBL and VGBL were disregarded from the calculation of life and pension technical provisions.

III) Other income from insurance, pension plans and capitalization bonds

			R$ thousands
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Written premiums	35,779,755	68,645,654	61,258,550
Pension plan contributions (including VGBL)	23,444,449	45,505,388	39,200,152
Capitalization bond revenues	3,758,689	7,029,802	6,255,319
Ceded coinsurance premiums	(25,002)	(56,239)	(61,105)
Refunded premiums	(16,020)	(32,041)	(29,757)
Insurance, pension plan and capitalization bond net premiums written	**62,941,871**	**121,092,564**	**106,623,159**
Reinsurance premiums paid	(80,116)	(89,193)	(76,852)
Insurance, pension plan and capitalization bond retained premiums	**62,861,755**	**121,003,371**	**106,546,307**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(27,835,806)	(52,994,708)	(42,448,195)
Capitalization bond prize draws and redemptions	(3,317,688)	(6,180,388)	(5,434,129)
Retained claims	(22,802,160)	(45,950,053)	(45,270,572)
Insurance, pension plan and capitalization expenses	(2,302,027)	(4,330,634)	(3,560,322)
Other income from insurance, pension plans and capitalization bonds	**6,604,074**	**11,547,588**	**9,833,089**

b) Other provisions

		R$ thousands
	On December 31, 2024	On December 31, 2023
Provision for contingencies (Note 22)	17,897,814	20,269,055
Provision for Financial guarantees provided (I)	1,403,340	1,283,851
Other (1)	15,172,381	13,772,030
Total	**34,473,535**	**35,324,936**

(1) Primarly includes provisions for payments to be made related to obligations with employees and other administrative provisions.

I) Sureties and guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is constituted based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale a combination of quantitative models and individualized analyzes is adopted.

				R$ thousands
	On December 31, 2024		On December 31, 2023	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	35,614,416	(630,143)	37,974,141	(568,695)
Bank sureties	44,652,428	(685,227)	50,740,267	(628,411)
Others	38,962,765	(87,970)	17,102,150	(86,745)
Total	**119,229,609**	**(1,403,340)**	**105,816,558**	**(1,283,851)**

22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the probable losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification referring to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually monitored and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so.

It should be noted that, with regard to these disputes over economic plans, the Federal Supreme Court (STF) has suspended the progress of all proceedings without a final judgment, until there is a definitive ruling by that Court on the disputed right.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

- PIS and Cofins - R$3,263,824 thousand (R$3,099,917 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,989,629 thousand (R$1,954,679 thousand on December 31, 2023): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding Income Tax on such financial contributions;

- PIS and Cofins - R$838,178 thousand (R$754,518 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$527,030 thousand (R$500,775 thousand on December 31, 2023): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

	R$ thousands	
	On December 31, 2024	On December 31, 2023
Labor claims	2,613,403	4,622,138
Civil claims	7,827,251	8,587,613
Provision for tax risks	7,457,160	7,059,304
Total (Note 21b)	**17,897,814**	**20,269,055**

V - Changes in provisions

	R$ thousands		
	Labor	Civil	Tax
Balance on January 1, 2024	**4,622,138**	**8,587,613**	**7,059,304**
Adjustment for inflation	386,536	467,504	391,955
Provisions, net of (reversals and write-offs)	2,272,455	2,355,332	88,529
Payments	(4,667,726)	(3,583,198)	(82,628)
Balance on December 31, 2024	**2,613,403**	**7,827,251**	**7,457,160**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2024, R$11,570,068 thousand (R$9,977,528 thousand on December 31, 2023) for civil claims and R$46,932,523 thousand (R$46,704,117 thousand on December 31, 2023) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$12,239,074 thousand (R$11,475,238 thousand on December 31, 2023): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$9,906,689 thousand (R$9,460,147 thousand on December 31, 2023): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$9,429,961 thousand (R$9,105,361 thousand on December 31, 2023), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,216,302 thousand (R$3,093,382 thousand on December 31, 2023): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,280,106 thousand (R$1,340,697 thousand on December 31, 2023): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- PIS and COFINS notifications and disallowances of compensations – R$1,919,536 thousand (R$1,796,192 thousand on December 31, 2023): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- Interest on Own Capital (TJLP) – Base year 2019 – R$196,906 (R$181,038 thousand on December 31, 2023): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$192,607 thousand (R$183,904 thousand on December 31, 2023): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other matters

A criminal proceeding was brought in relation to Operation Zealots against two former members of our Board of Executive Officers (Diretoria Executiva), which was pending at the 10th Federal Court of the Judicial Section of the Federal District. Operation Zealots investigated the alleged improper conduct of members of the Administrative Council of Tax Appeals (CARF). A first ruling was rendered acquitting the two former executive officers, which was certified as final and unappealable on January 31, 2025. This certification definitively extinguished the legal proceeding in relation to the former members of our Board of Executive Officers.

23) OTHER LIABILITIES

	R$ thousands	
	On December 31, 2024	On December 31, 2023
Sundry creditors	6,577,526	5,704,846
Payment of taxes and other contributions	853,978	939,724
Credit card operations	1,424,407	2,589,569
Taxes and contributions payable	3,871,559	3,691,043
Liabilities for acquisition of assets and rights	1,397,926	482,771
Social and statutory	8,628,253	6,696,788
Obligations for quotas of investment funds	2,868,334	4,120,052
Other (1)	5,914,002	5,776,034
Total	**31,535,985**	**30,000,827**

(1) Includes credits for resources to be released and obligations for payment resources.

24) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31, 2024	On December 31, 2023
Common	5,330,304,681	5,330,304,681
Preferred	5,311,865,547	5,311,865,547
Subtotal	**10,642,170,228**	**10,642,170,228**
Treasury (common shares)	(23,843,100)	-
Treasury (preferred shares)	(21,344,200)	-
Total outstanding shares	**10,596,982,928**	**10,642,170,228**

b) Profit reserves

	R$ thousands	
	On December 31, 2024	On December 31, 2023
Profit reserves		
- Legal reserve (1)	14,294,978	13,340,705
- Statutory reserve (2)	70,658,011	63,810,124
Total	**84,952,989**	**77,150,829**

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and
(2) In order to maintain an operating margin compatible with the development of the Organization's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on June 06, 2024, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2024, in the amount of R$4,000,000 thousand, which represents R$0.359141 per

common share and R$0.395055 per preferred share, whose payment occurred on January 31, 2025.

At a meeting of the Board of Directors on September 19, 2024, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the second half of 2024, in the amount of R$2,000,000 thousand, of which R$0.179571 per common share and R$0.197528 per preferred share, whose payment will occur until April 30, 2025.

At a meeting of the Board of Directors on December 19, 2024, the Board of Directors approved the proposal for the additional interest on shareholders equity related to the second half of 2024, in the amount of R$2,975,700 thousand, of which R$0.267251 per common share and R$0.293976 per preferred share, whose payment will occur until July 31, 2025.

Interest on shareholders' equity for the year ended December 31, 2024, is calculated as follows:

	R$ thousands	% (1)
Net income for the period	19,085,448	
(-) Legal reserve	954,273	
Adjusted calculation basis	**18,131,175**	
Monthly and intermediary interest on shareholders' equity (gross), paid	2,307,588	
Intermediary interest on shareholders' equity (gross) paid	4,000,000	
Provisioned intermediary interest on shareholders' equity (gross)	2,000,000	
Additional provisioned interest on equity (gross)	2,975,700	
Withholding income tax on interest on shareholders' equity	(1,692,493)	
Interest on shareholders' equity (net) paid or accrued in December 31, 2024	**9,590,795**	**52.90**
Interest on shareholders' equity (net) paid or accrued in December 31, 2023	**9,614,183**	**66.92**

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity were paid or recognized in provisions, as follows:

Description	Per share (gross) - R$		R$ thousands		
	Common	Preferred	Amount paid/ provisioned	Withholding Income Tax (IRRF) (15%)	Net amount paid/ provisioned
Monthly interest on shareholders' equity paid	0.206998	0.227698	2,312,804	346,921	1,965,883
Intermediary interest on shareholders' equity paid	0.357994	0.393794	4,000,000	600,000	3,400,000
Supplementary interest on shareholders´ equity paid	0.447314	0.492046	4,998,000	749,700	4,248,300
Total year ended on December 31, 2023	**1.012306**	**1.113538**	**11,310,804**	**1,696,621**	**9,614,183**
Monthly interest on shareholders' equity paid	0.206998	0.227698	2,307,588	346,138	1,961,450
Intermediary interest paid on shareholders' equity (1)	0.359141	0.395055	4,000,000	600,000	3,400,000
Provisioned intermediary interest on shareholders' equity (2)	0.179571	0.197528	2,000,000	300,000	1,700,000
Supplementary interest on shareholders' equity provisioned (3)	0.267251	0.293976	2,975,700	446,355	2,529,345
Total year ended on December 31, 2024	**1.012960**	**1.114257**	**11,283,288**	**1,692,493**	**9,590,795**

(1) Paid on January 31, 2025;
(2) To be paid by April 30, 2025; and
(3) To be paid by July 31, 2025.

d) Treasury shares

On October 31, 2023, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from November 07, 2023 to May 07, 2025, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On December 31, 2024, 23,843,100 common shares and 21,344,200 preferred shares remained in treasury, amounting to R$568,728 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$10.66, R$12.02 and R$12.61 and per preferred share (PN) is R$11.58, R$13.22 and R$13.97 respectively. The market value of these shares, on December 31, 2024, was R$10.64 per common share and R$11.56 per preferred share.

e) Earnings per share

i. Basic earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

	Year ended on December 31	
	2024	2023
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**9,088,309**	**7,200,863**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**9,997,139**	**7,920,939**
Weighted average number of common shares outstanding (thousands)	5,315,458	5,330,305
Weighted average number of preferred shares outstanding (thousands)	5,298,682	5,311,866
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.71	1.35
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.89	1.49

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of December 31, 2024, the balance of minority interests in subsidiaries was R$794,924 thousand (R$945,244 thousand on December 31, 2023), represented, primarily by Odontoprev.

26) FEE AND COMMISSION INCOME

			R$ thousands
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Credit card income	4,974,271	9,751,730	9,469,889
Checking account	3,488,409	6,885,129	7,026,304
Loans	1,545,201	2,839,291	2,210,982
Collections	756,151	1,540,117	1,717,627
Consortium management	1,387,177	2,673,025	2,289,698
Asset management	751,483	1,394,247	1,485,465
Capital markets/Financial advisory services	988,522	1,668,543	1,222,074
Custody and brokerage services	743,431	1,429,362	1,234,554
Payments	179,915	389,389	430,208
Other	558,909	1,084,061	1,098,863
Total	**15,373,469**	**29,654,894**	**28,185,664**

27) PAYROLL AND RELATED BENEFITS

			R$ thousands
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Salaries	6,504,464	12,453,702	11,699,742
Benefits	2,973,815	5,955,363	5,694,292
Social security charges	2,208,766	4,214,793	3,991,099
Employee profit sharing	837,784	1,585,405	1,533,453
Training	65,723	148,351	111,721
Total	**12,590,552**	**24,357,614**	**23,030,307**

28) OTHER ADMINISTRATIVE EXPENSES

			R$ thousands
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Outsourced services	3,126,641	5,891,057	5,465,595
Depreciation and amortization	2,332,496	4,541,361	4,185,268
Data processing	1,289,050	2,486,422	2,246,011
Communication	331,631	697,225	895,466
Asset maintenance	743,839	1,469,490	1,450,198
Rental	499,728	1,066,246	1,177,613
Financial system services	788,521	1,456,682	1,625,586
Advertising and marketing	743,179	1,326,414	1,269,752
Security and surveillance	253,123	535,032	588,602
Transport	339,261	706,342	754,501
Water, electricity and gas	159,181	352,748	343,409
Supplies	72,274	140,802	123,951
Travel	98,990	175,642	141,005
Other	840,965	1,620,014	1,877,775
Total	**11,618,879**	**22,465,477**	**22,144,732**

29) TAX EXPENSES

	R$ thousands		
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Contribution for Social Security Financing (COFINS)	2,480,892	4,725,005	5,052,392
Social Integration Program (PIS) contribution	430,015	780,384	809,589
Tax on Services (ISSQN)	531,060	1,022,885	970,636
Municipal Real Estate Tax (IPTU) expenses	52,211	120,967	117,164
Other	82,648	225,719	394,068
Total	**3,576,826**	**6,874,960**	**7,343,849**

30) OTHER OPERATING INCOME

	R$ thousands		
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Other interest income	1,640,169	3,363,553	4,434,469
Reversal of other operating provisions	1,415,013	3,144,951	2,727,310
Revenues from recovery of charges and expenses	362,716	666,794	414,748
Other (1)	2,755,964	6,598,044	7,334,670
Total	**6,173,862**	**13,773,342**	**14,911,197**

(1) Primarily includes of operating revenues whose balances are not individually relevant and do not have a specific classification.

31) OTHER OPERATING EXPENSES

	R$ thousands		
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Other finance costs	859,767	1,523,945	1,407,306
Sundry losses	341,345	603,506	567,968
Discount granted	1,021,244	2,021,216	3,278,377
Commissions on loans and financing	253,101	523,882	532,083
Intangible assets amortization - payroll	945,586	1,831,670	1,701,950
Goodwill amortization (Note 14a)	205,946	422,000	454,826
Card marketing expenses	2,132,458	4,240,502	3,544,693
Other (1) (2)	6,799,302	13,125,458	11,752,282
Total	**12,558,749**	**24,292,179**	**23,239,485**

(1) As of December 31, 2024, it includes impairment in: acquisition of rights to provide financial services, in the amount of R$498 thousand (2023 - R$102,158 thousand); fixed assets/intangible assets, in the amount of R$37,226 thousand (2023 - R$3,822 thousand) and expenses with provision for restructuring according to the plan approved by Management, in the amount of R$ 805,238 thousand (2023 - R$1,036,364 thousand); and

(2) Primarily includes of operating expenses whose balances are not individually relevant and do not have a specific classification.

32) NON-OPERATING INCOME (LOSS)

	R$ thousands		
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Gain/loss on sale and write-off of assets and investments	160,940	191,948	193,968
Recording/reversal of non-operating provisions (1)	(104,284)	(189,402)	(298,296)
Other	(4,862)	10,528	57,038
Total	**51,794**	**13,074**	**(47,290)**

(1) Primarily includes the provision for impairment of non-financial assets held for sale.

33) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	R$ thousands		
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Income before income tax and social contribution	**11,060,097**	**20,309,545**	**11,668,490**
Total burden of income tax (25%) and social contribution (20%) at the current rates	(4,977,043)	(9,139,295)	(5,250,820)
Effect on the tax calculation:			
Equity investment in associates and jointly controlled companies	269,594	688,751	945,311
Net non-deductible expenses of non-taxable income	338,134	1,026,745	1,152,929
Interest on shareholders' equity (paid and payable)	2,681,254	5,077,509	5,089,859
Other amounts (1)	924,794	1,411,445	1,767,468
Income tax benefit/(expense)	**(763,267)**	**(934,845)**	**3,704,747**

(1) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; and (ii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

	R$ thousands		
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Current taxes:			
Income tax and social contribution expense	**(3,589,949)**	**(7,609,816)**	**(6,920,721)**
Deferred tax liabilities:			
Constitution/realization in the period on temporary additions and exclusions	2,911,638	6,813,044	10,860,588
Use of opening balances of:			
Social contribution loss	(64,132)	(168,131)	(148,548)
Income tax loss	(72,855)	(202,260)	(176,932)
Constitution in the period of:			
Social contribution loss	17,322	69,624	34,413
Income tax loss	34,709	162,694	55,947
Total deferred tax benefit	**2,826,682**	**6,674,971**	**10,625,468**
Income tax benefit/(expense)	**(763,267)**	**(934,845)**	**3,704,747**

c) Deferred income tax and social contribution

	R$ thousands			
	Balance on December 31, 2023	Amount constituted	Amount realized	Balance on December 31, 2024
Expected credit loss associated with credit risk	58,977,661	16,581,669	(9,551,551)	66,007,779
Civil provisions	3,778,419	355,631	(706,320)	3,427,730
Tax provisions	3,241,355	290,404	(103,261)	3,428,498
Labor provisions	2,068,012	278,343	(1,180,385)	1,165,970
Impairment of securities and investments	3,249,695	1,586,508	(1,288,403)	3,547,800
Non-financial assets held for sale	735,677	193,065	(229,410)	699,332
Fair value adjustment of trading securities and derivatives	270,016	3,592	(257,796)	15,812
Amortization of goodwill	221,934	15,589	(11,268)	226,255
Other	5,438,415	3,272,756	(2,765,888)	5,945,283
Total deductible taxes on temporary differences	**77,981,184**	**22,577,557**	**(16,094,282)**	**84,464,459**
Income tax and social contribution losses in Brazil and overseas	18,893,423	232,318	(370,391)	18,755,350
Subtotal	**96,874,607**	**22,809,875**	**(16,464,673)**	**103,219,809**
Adjustment to fair value of available-for-sale securities	2,488,372	5,212,686	(824,183)	6,876,875
Total deferred tax assets	**99,362,979**	**28,022,561**	**(17,288,856)**	**110,096,684**
Deferred tax liabilities (Note 33e)	**5,271,884**	**1,045,963**	**(1,680,252)**	**4,637,595**
Deferred tax assets, net of deferred tax liabilities	**94,091,095**	**26,976,598**	**(15,608,604)**	**105,459,089**
- Percentage of net deferred tax assets on capital	**62.8%**			**70.7%**
- Percentage of net deferred tax assets over total assets	**4.9%**			**5.1%**

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	On December 31, 2024 - R$ thousand				
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2025	7,614,731	5,972,281	170,393	93,196	13,850,601
2026	8,798,434	6,966,210	187,190	90,064	16,041,898
2027	7,390,875	5,854,989	156,330	58,439	13,460,633
2028	7,422,272	5,809,531	591,801	409,330	14,232,934
2029	5,952,424	4,617,224	1,002,763	756,229	12,328,640
2030	3,470,047	2,749,087	1,227,384	1,001,317	8,447,835
2031	2,499,059	1,973,582	1,596,397	1,301,212	7,370,250
2032	1,899,193	1,495,707	1,949,189	1,588,475	6,932,564
2033	1,515,520	1,141,076	2,340,983	1,922,001	6,919,580
2034	745,274	576,943	928,425	1,384,232	3,634,874
Total	**47,307,829**	**37,156,630**	**10,150,855**	**8,604,495**	**103,219,809**

The projection of realization of tax credits is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for losses incurred when receiving credits, established by Laws No. 14,467/22 and No. 15,078/24.

On December 31, 2024, the present value of deferred tax assets, calculated considering the average funding rate, net of tax effects, amounts to R$ 89,480,799 thousand (R$ 81,966,724 thousand on December 31, 2023), of which: R$ 74,765,793 thousand (R$ 67,374,572 thousand in December 2023) of temporary differences and R$ 14,715,006 thousand (R$14,592,152 thousand on December 31, 2023) of tax loss and negative basis of social contribution.

e) Deferred tax liabilities

	R$ thousands			
	Balance on December 31, 2023	Amount constituted	Amount realized	Balance on December 31, 2024
Fair value adjustment to securities and derivative financial instruments	1,150,588	60,628	(768,077)	443,139
Difference in depreciation	616,829	190,634	(81,260)	726,203
Judicial deposit	1,787,400	251,639	(30,511)	2,008,528
Other	955,972	141,008	(93,830)	1,003,150
Total deferred liabilities on temporary exclusions	**4,510,789**	**643,909**	**(973,678)**	**4,181,020**
Adjustment to fair value of available-for-sale securities	761,095	402,054	(706,574)	456,575
Total deferred tax liabilities (Note 33c)	**5,271,884**	**1,045,963**	**(1,680,252)**	**4,637,595**

34) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to assess the results of the business activities in which it is involved, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bacen, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

R$ thousands

	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets				
Cash and due from banks	19,528,290	231,905	(641,808)	19,118,387
Interbank investments and Compulsory deposits with the Brazilian Central Bank	323,319,677	2,541,618	(215,982)	325,645,313
Securities and derivative financial instruments	789,723,622	7,657,713	63,930,982	861,312,317
Loans and leases	605,571,728	(241,561)	(873,701)	604,456,466
Other financial instruments	186,179,744	36,362	(1,148,592)	185,067,514
Expected credit loss associated with credit risk	(48,274,996)	-	-	(48,274,996)
Deferred income tax assets	110,096,684	796,659	-	110,893,343
Investments in associates and jointly controlled entities	11,094,905	(5,756,348)	-	5,338,557
Premises and equipment	7,445,219	458,756	-	7,903,975
Intangible assets and goodwill	19,696,211	5,705,860	-	25,402,071
Other assets	31,141,058	2,423,459	(336,026)	33,228,491
Accumulated impairment of non-financial assets	(2,396,526)	226,944	-	(2,169,582)
Total on December 31, 2024	**2,053,125,616**	**14,081,367**	**60,714,873**	**2,127,921,856**
Total on December 31, 2023	**1,915,474,635**	**10,074,444**	**38,502,618**	**1,964,051,697**

R$ thousands

	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities				
Deposits from banks	361,818,310	3,874,256	50,255,454	415,948,020
Deposits from customers	644,338,463	(81,620)	3,051,794	647,308,637
Securities issued	257,977,344	-	12,316,701	270,294,045
Subordinated debts	57,458,927	-	-	57,458,927
Derivative financial instruments	16,240,611	-	(885,720)	15,354,891
Other financial liabilities	79,674,578	(2,457,504)	(876,616)	76,340,458
Provisions	438,162,170	1,026,602	(40,766)	439,148,006
Deferred tax liabilities	4,637,595	81,444	-	4,719,039
Other liabilities	31,535,985	10,258,904	(3,105,974)	38,688,915
Non-controlling shareholders'	794,924	1,379,285	-	2,174,209
Shareholders' Equity	160,486,709	-	-	160,486,709
Total on December 31, 2024	**2,053,125,616**	**14,081,367**	**60,714,873**	**2,127,921,856**
Total on December 31, 2023	**1,915,474,635**	**10,074,444**	**38,502,618**	**1,964,051,697**

R$ thousands

	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	202,473,063	1,550,303	2,959,039	206,982,405
Expenses from financial intermediation	(122,351,209)	(607,296)	(5,490,039)	(128,448,544)
Financial margin	**80,121,854**	**943,007**	**(2,531,000)**	**78,533,861**
Expected Credit Loss Associated with Credit Risk expense	(33,123,621)	-	-	(33,123,621)
Gross income from financial intermediation	**46,998,233**	**943,007**	**(2,531,000)**	**45,410,240**
Other income from insurance, pension plans and capitalization bonds	11,547,588	-	-	11,547,588
Fee and commission income and income from banking fees	29,654,894	6,170,251	2,325,142	38,150,287
Personnel expenses	(24,357,614)	(1,155,516)	-	(25,513,130)
Other administrative expenses	(22,465,477)	(1,073,032)	276,322	(23,262,187)
Tax expenses	(6,874,960)	(848,030)	-	(7,722,990)
Share of profit (loss) of associates and jointly controlled entities	1,530,557	(1,164,800)	-	365,757
IR/CSI and Other income/expenses	(16,947,773)	(2,871,880)	(70,464)	(19,890,117)
Net Income/Accumulated Loss as of December 31, 2024	**19,085,448**	**-**	**-**	**19,085,448**
Net Income/Loss accumulated on December 31, 2023	**15,121,802**	**-**	**-**	**15,121,802**
Net income in the 2nd semester of 2024	**10,158,657**	**-**	**-**	**10,158,657**

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports used by Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	11,892,968	8,088,421	568,932	6,316	271	(1,438,521)	19,118,387
Interbank investments and Compulsory deposits with the Brazilian Central Bank	323,652,614	1,992,699	-	-	-	-	325,645,313
Securities and derivative financial instruments	424,131,379	48,540,790	418,816,706	9,790	2,428,890	(32,615,238)	861,312,317
Loans and leases	541,992,364	81,996,332	-	-	-	(19,532,230)	604,456,466
Other financial instruments	178,935,055	567,371	10,724,514	24,666	103,541	(5,287,633)	185,067,514
Expected credit loss associated with credit risk	(46,467,891)	(1,807,105)	-	-	-	-	(48,274,996)
Deferred income tax assets	105,562,411	126,393	5,124,317	5,165	75,057	-	110,893,343
Investments in associates and jointly controlled entities	79,828,981	-	4,727,047	-	1,413	(79,218,884)	5,338,557
Premises and equipment	5,881,145	108,088	1,898,272	103	16,367	-	7,903,975
Intangible assets and goodwill	21,163,152	163,061	4,075,078	182	598	-	25,402,071
Other assets	25,581,665	1,752,736	5,811,264	1,955	86,750	(5,879)	33,228,491
Accumulated impairment of non-financial assets	(2,153,070)	(1)	(16,399)	-	(112)	-	(2,169,582)
Total on December 31, 2024	**1,670,000,773**	**141,528,785**	**451,729,731**	**48,177**	**2,712,775**	**(138,098,385)**	**2,127,921,856**
Total on December 31, 2023	**1,571,215,433**	**90,313,800**	**409,329,194**	**41,528**	**3,277,809**	**(110,126,067)**	**1,964,051,697**
Liabilities							
Deposits from banks	407,246,921	30,839,825	-	-	-	(22,138,726)	415,948,020
Deposits from customers	595,115,272	53,178,699	-	-	-	(985,334)	647,308,637
Funds from securities issued	291,232,053	9,521,533	-	-	-	(30,459,541)	270,294,045
Subordinated debts	57,458,927	-	-	-	-	-	57,458,927
Derivative financial instruments	11,250,242	4,105,969	-	-	-	(1,320)	15,354,891
Other financial liabilities	76,304,682	35,776	-	-	-	-	76,340,458
Provisions	30,220,280	171,982	408,714,170	31,221	11,422	(1,069)	439,148,006
Deferred tax liabilities	3,773,147	90,151	852,339	-	3,402	-	4,719,039
Other liabilities	35,436,858	1,430,417	7,094,034	2,557	18,560	(5,293,511)	38,688,915
Non-controlling shareholders'	1,475,682	42,154,433	35,069,188	14,399	2,679,391	(79,218,884)	2,174,209
Shareholders' equity	160,486,709	-	-	-	-	-	160,486,709
Total on December 31, 2024	**1,670,000,773**	**141,528,785**	**451,729,731**	**48,177**	**2,712,775**	**(138,098,385)**	**2,127,921,856**
Total on December 31, 2023	**1,571,215,433**	**90,313,800**	**409,329,194**	**41,528**	**3,277,809**	**(110,126,067)**	**1,964,051,697**

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	163,933,715	8,131,110	37,322,719	4,541	318,644	(2,728,324)	206,982,405
Expenses from financial intermediation	(97,800,796)	(3,329,320)	(30,050,169)	-	-	2,731,741	(128,448,544)
Financial margin	**66,132,919**	**4,801,790**	**7,272,550**	**4,541**	**318,644**	**3,417**	**78,533,861**
Expected Credit Loss Associated with Credit Risk expense	(32,452,683)	(670,938)	-	-	-	-	(33,123,621)
Gross income from financial intermediation	**33,680,236**	**4,130,852**	**7,272,550**	**4,541**	**318,644**	**3,417**	**45,410,240**
Other income from insurance, pension plans and capitalization bonds	-	-	11,495,996	24,354	-	27,238	11,547,588
Fee and commission income and income from banking fees	35,467,843	776,879	1,923,437	-	81,549	(99,421)	38,150,287
Personnel expenses	(22,089,253)	(597,681)	(2,720,622)	(12,404)	(93,170)	-	(25,513,130)
Other administrative expenses	(20,987,951)	(541,431)	(2,111,290)	(8,503)	(37,087)	424,075	(23,262,187)
Tax expenses	(6,299,968)	(13,236)	(1,391,406)	-	(18,380)	-	(7,722,990)
Share of profit (loss) of associates and jointly controlled entities	121,511	-	243,403	-	843	-	365,757
IR/CSI and Other income/expenses	(13,120,057)	(645,304)	(5,655,919)	(7,842)	(105,686)	(355,309)	(19,890,117)
Net Income/Accumulated Loss as of December 31, 2024	**6,772,361**	**3,110,079**	**9,056,149**	**146**	**146,713**	**-**	**19,085,448**
Net Income/Loss accumulated on December 31, 2023	**4,378,313**	**1,654,430**	**8,809,279**	**3,986**	**275,794**	**-**	**15,121,802**
Net income in the 2nd semester of 2024	**3,175,141**	**2,010,348**	**4,912,694**	**(3,333)**	**63,807**	**-**	**10,158,657**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

35) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 94/22. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

								R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023
Assets								
Securities and derivative financial instruments	-	-	569,106	597,902	-	-	569,106	597,902
Loans and other assets	9	13	2,850,123	3,535,976	168,778	188,985	3,018,910	3,724,974
Liabilities								
Demand deposits/Savings accounts	43	152	18,207	137,411	18,482	15,493	36,732	153,056
Time deposits	3,779,522	3,671,231	604,061	805,870	439,446	472,452	4,823,029	4,949,553
Securities sold under agreements to repurchase	205,129	58,779	512,880	28,565	-	33,246	718,009	120,590
Funds from issuance of securities and subordinated debts	22,980,518	19,045,768	-	-	711,521	1,324,020	23,692,039	20,369,788
Interest on own capital payable	2,873,187	2,298,873	-	-	-	-	2,873,187	2,298,873
Other liabilities	-	-	13,384,216	13,392,843	1,527	1,801	13,385,743	13,394,644

				6-month period ended December 31, 2024 - R$ thousand
	Shareholders of the parent (1)	Associates and jointly controlled companies (2)	Key Management Personnel (3)	Total
Income from financial intermediation	-	138,807	2	138,809
Financial intermediation expenses	(1,569,669)	(54,560)	(61,499)	(1,685,728)
Income from services provided	54	87,461	40	87,555
Other expenses net of other operating revenues	57,536	(1,196,040)	(1,259)	(1,139,763)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

	Year ended on December 31 - R$ thousands							
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2024	2023	2024	2023	2024	2023	2024	2023
Income/(expenses)								
Income from financial intermediation	-	94,580	209,343	81,684	6	22	209,349	176,286
Financial intermediation expenses	(2,955,759)	(3,262,135)	(93,158)	(225,379)	(134,862)	(196,286)	(3,183,779)	(3,683,800)
Income from services provided	120	163	165,045	250,554	85	140	165,250	250,857
Other expenses net of other operating revenues	108,791	90,378	(2,599,747)	(2,204,598)	(18,356)	(26,865)	(2,509,312)	(2,141,085)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2024, the maximum amount of R$618,177 thousand was determined for the remuneration of the Directors and R$605,000 thousand to cover pension plan contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of Preferred Class B Shares issued by BBD Participações S.A. and/or Preferred Shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Key Management Personnel

			R$ thousands
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Remuneration	367,058	611,936	647,189
Total	**367,058**	**611,936**	**647,189**

Post-employment benefits

			R$ thousands
	6 month period ended December 31	Year ended on December 31	
	2024	2024	2023
Pension plans	282,738	547,789	613,100
Total	**282,738**	**547,789**	**613,100**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On December 31, 2024	On December 31, 2023
• Common shares	0.32%	0.33%
• Preferred shares	0.93%	0.83%
• Total shares (1)	**0.63%**	**0.58%**

(1) On December 31, 2024, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 1.62% of common shares, 0.96% of preferred shares and 1.29% of all shares (1.63% of common shares, 0.85% of preferred shares and 1.24% of all shares on December 31, 2023).

36) RISK AND CAPITAL MANAGEMENT

a) Risk Management

The activity of risk management is highly strategic due to the increasing complexity of products and services and the globalization of the Organization business. The dynamic nature of the market requires the constant improvement of risk management activity.

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures are composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in making strategic decisions.

Among the governance forums related to the topic, the following stand out:

- **Risk Committee** is responsible for evaluating the Organization's risk management framework and, eventually, proposing improvements and challenging the Organization's risk structure in the face of new trends and/or threats, as well as advising the Board of Directors in the performance of its tasks. responsibilities in the management and control of risks and capital;
- **Integrated Risk Management and Capital Allocation Committee – COGIRAC**, whose objective is to advise the Chief Executive Officer in carrying out his duties related to the management and control of all risks and the Organization's capital.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the year ended on December 31, 2024, Bradesco fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On December 31, 2024	On December 31, 2023
	Prudential Conglomerate	
Regulatory capital - values		
Common equity	106,012,668	110,689,318
Level I	124,632,919	125,412,066
Reference Equity - RE	149,109,173	149,969,145
Risk-weighted assets (RWA) - amounts		
Total RWA	1,008,667,813	947,737,574
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	10.5%	11.7%
Tier I Capital	12.4%	13.2%
Basel Ratio	14.8%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	2.51%	3.68%
Leverage Ratio (AR)		
Total exposure	1,860,789,433	1,714,042,678
AR	6.7%	7.3%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	184,606,844	248,691,252
Total net cash outflow	130,795,356	129,797,562
LCR	141.1%	191.6%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	991,711,546	934,324,784
Stable resources required (RSF)	818,326,687	737,181,037
NSFR	121.2%	126.7%

(1) Failure to comply with ACP rules may result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

c) Indicator of Global Systemic Importance (IAISG)

In accordance with the Bacen Resolutions No. 171/21 and No. 54/20 the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important is disclosed by Bradesco.

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation

Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors (1)		R$ thousands
	On December 31, 2024	On December 31, 2023
Fixed rates	1,395	3,010
IGPM/IPCA	5,403	7,671
Exchange coupon	181	311
Foreign currency	4,580	2,507
Equities	4,112	2,003
Sovereign/Eurobonds and Treasuries	2,829	3,283
Other	7,155	2,340
Correlation/diversification effect	(9,480)	(13,657)
VaR (Value at Risk)	**16,175**	**7,468**

(1) Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$6.19 a scenario of R$6.25 was used, while for a 1-year fixed interest rate of 15.42%, a 15.43% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$6.19 a scenario of R$7.74 was used, while for a 1-year fixed interest rate of 15.42%, a 19,27% scenario was applied. The

scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$6.19 a scenario of R$9.29 was used, while for a 1-year fixed interest rate of 15.42%, a 23.12% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

		R$ thousands					
		Trading Portfolio (1)					
		On December 31, 2024			On December 31, 2023		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(69)	(24,757)	(50,192)	(25)	(14,760)	(27,497)
Price indexes	Exposure subject to variations in price index coupon rates	(110)	(9,118)	(16,071)	(3,861)	(130,968)	(266,123)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(5)	(670)	(1,330)	(18)	(2,783)	(5,489)
Foreign currency	Exposure subject to exchange rate variations	(2,401)	(60,037)	(120,073)	1,507	37,669	75,338
Equities	Exposure subject to variation in stock prices	(1,971)	(49,268)	(98,536)	1,188	29,696	59,392
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(26)	(6,451)	(13,634)	128	8,831	15,365
Other	Exposure not classified in other definitions	(61)	(1,515)	(3,029)	(94)	(2,341)	(4,683)
Total excluding correlation of risk factors		**(4,643)**	**(151,816)**	**(302,865)**	**(1,175)**	**(74,656)**	**(153,697)**

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 372 bps and 722 bps (scenarios 2 and 3 respectively) as of December 31, 2024 (December 31, 2023 - the values were approximately 245 bps and 480 bps in scenarios 2 and 3 respectively).

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousands					
		Trading and Banking Portfolios (1)					
		On December 31, 2024			On December 31, 2023		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(10,217)	(4,085,285)	(7,975,990)	(2,113)	(845,801)	(1,949,962)
Price indexes	Exposure subject to variations in price index coupon rates	(12,890)	(2,209,541)	(3,908,207)	(20,461)	(2,347,022)	(4,307,241)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,834)	(262,983)	(507,774)	(985)	(112,436)	(216,387)
Foreign currency	Exposure subject to exchange rate variations	(5,335)	(133,384)	(266,768)	(2,212)	(55,293)	(110,585)
Equities	Exposure subject to variation in stock prices	(32,045)	(801,129)	(1,602,258)	(43,432)	(1,085,794)	(2,171,588)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	2,296	272,371	525,099	(1,172)	(117,366)	(229,078)
Other	Exposure not classified in other definitions	(45)	(1,115)	(2,230)	(41)	(1,016)	(2,031)
Total excluding correlation of risk factors		**(60,070)**	**(7,221,066)**	**(13,738,128)**	**(70,416)**	**(4,564,728)**	**(8,986,872)**

(1) Amounts net of tax effects; and
(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 372 bps and 726 bps (scenarios 2 and 3 respectively) as of December 30, 2024 (December 31, 2023 - the values were approximately 269 bps and 548 bps in scenarios 2 and 3 respectively).

e) Socio-environmental Risk

Social, environmental and climate risks could potentially lead to financial losses for the Organization as a result of potential impacts of climate change and the damage that economic activities can cause to society and the environment. These risks, when associated with financial institutions, are indirect and arise from business relationships, including those with the supply chain and clients through financing and investment activities.

These risks, when associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with clients, through financing and investment activities. As defined in Article 38-C of CMN Resolution No. 4,557, Social Risks are understood as a violation of rights, fundamental guarantees or acts detrimental to the common interest, including the practice of labor similar to slavery and child labor. Environmental Risks include environmental degradation and excessive use of natural resources, and Climate Risks refer to potential losses for the institution caused by events associated with frequent and severe weather or long-term environmental changes, which may be related to changes in weather patterns (physical risks). In response to the increase in these risks, socioeconomic changes need to occur, which could result in losses to the institution. This is caused by events associated with the transition process to a low-carbon economy, as the emission of greenhouse gases are reduced or compensated, and the natural mechanisms for capturing these gases are preserved (transition risks).

As guiding factors for these efforts, we used the Social, Environmental and Climate Responsibility Policy (PRSAC), Resolution of the National Monetary Council No. 4,945/2021 and the Self-Regulation System of the Brazilian Federation of Banks (SARB) No. 14/2014, which establish principles and guidelines in accordance with the principles of relevance and proportionality. These concepts also guide and influence how the Organization conducts its business, activities, and processes.

The management process has a governance structure composed of committees, policies, standards and procedures that are intended to identify, measure, mitigate, monitor and report on these risks in various processes. The following are the roles that each area is responsible for in terms of the management and control of social, environmental and climate risks:

SEC Risk Assessment (Social, Environmental and Climate)	Analyze and provide an opinion on risks in loan operations, project financing and real estate guarantees that are within the specific scope; Monitor the exposure of the loan portfolio to potential SEC impacts by sector; Assess scenarios associated with shifts in climate patterns and the transition to a low-carbon economy.
Methodology and Governance of SEC Risks	Propose RSAC control metrics, ensuring their proper approval in the established governance process; Establish specific clauses and action plans for financed projects when relevant risks are identified that need to be monitored;

Report matters related to the control and monitoring of SEC risk to the committees and executive committees where the topic is addressed, and ensure that relevant matters are reported to the Board of Directors.

The Organization has made several commitments and participates in initiatives related to social, environmental and climate aspects, including the Equator Principles, the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and the Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), Net Zero Banking Alliance (NZBA), as well as being a signatory to the Global Compact and integrating the UNEP-FI. Since 2019, we have been participating in industry initiatives focused on developing climate risk management methodologies and tools for the banking industry, in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

f) Statement of financial position by currency and maturity

I – The statement of financial position by currency

R$ thousands

	On December 31, 2024			On December 31, 2023
	Total	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	**19,528,290**	**10,019,569**	**9,508,721**	**5,754,226**
Financial instruments	**1,898,558,919**	**1,763,127,907**	**135,431,012**	**85,823,930**
- Interbank investments	196,233,298	194,251,496	1,981,802	3,623,146
- Compulsory deposits with the Brazilian Central Bank	127,086,379	127,011,845	74,534	43,016
- Securities	769,888,637	743,472,522	26,416,115	22,009,272
- Derivative financial instruments	19,834,985	18,310,516	1,524,469	1,539,223
- Loans	599,335,876	529,869,353	69,466,523	39,616,727
- Other financial instruments	186,179,744	150,212,175	35,967,569	18,992,546
Leases	**6,235,852**	**6,235,852**	**-**	**-**
Expected credit loss associated with credit risk	**(48,274,996)**	**(46,467,891)**	**(1,807,105)**	**(1,355,644)**
- Loans	(46,234,291)	(44,427,207)	(1,807,084)	(1,355,591)
- Leases	(54,241)	(54,241)	-	-
- Other receivables	(1,986,464)	(1,986,443)	(21)	(53)
Deferred income tax assets	**110,096,684**	**109,980,001**	**116,683**	**185,108**
Investments in associates and jointly controlled entities	**11,094,905**	**11,094,905**	**-**	**-**
Premises and equipment	**21,853,523**	**21,563,026**	**290,497**	**236,522**
Intangible assets	**50,161,935**	**49,923,174**	**238,761**	**224,858**
Accumulated depreciation and amortization	**(44,874,028)**	**(44,608,127)**	**(265,901)**	**(321,354)**
- Premises and equipment	(14,408,304)	(14,225,458)	(182,846)	(149,894)
- Intangible assets	(30,465,724)	(30,382,669)	(83,055)	(171,460)
Other assets	**31,141,058**	**29,386,390**	**1,754,668**	**1,574,126**
Accumulated impairment of non-financial assets	**(2,396,526)**	**(2,396,526)**	**-**	**-**
Total assets	**2,053,125,616**	**1,907,858,280**	**145,267,336**	**92,121,772**
Liabilities				
Deposits and other financial liabilities	**1,417,508,233**	**1,282,263,179**	**135,245,054**	**82,109,454**
- Deposits from banks	361,818,310	304,796,273	57,022,037	24,096,631
- Deposits from customers	644,338,463	594,699,070	49,639,393	34,301,273
- Securities issued	257,977,344	248,455,811	9,521,533	7,368,531
- Subordinated debts	57,458,927	57,458,927	-	-
- Derivative financial instruments	16,240,611	10,887,599	5,353,012	3,852,537
- Other financial liabilities	79,674,578	65,965,499	13,709,079	12,490,482
Provisions	**438,162,170**	**437,959,820**	**202,350**	**166,008**
- Technical provision for insurance, pension plans and capitalization bonds	403,688,635	403,670,900	17,735	17,444
- Other provisions	34,473,535	34,288,920	184,615	148,564
Deferred tax liabilities	**4,637,595**	**4,547,444**	**90,151**	**56,300**
Other liabilities	**31,535,985**	**30,100,039**	**1,435,946**	**1,079,956**
Total liabilities	**1,891,843,983**	**1,754,870,482**	**136,973,501**	**83,411,718**
Shareholders' equity				
Equity attributable to shareholders of the parent	160,486,709	160,486,709	-	-
Non-controlling shareholders'	794,924	794,924	-	-
Total Equity	**161,281,633**	**161,281,633**	**-**	**-**
Total Liability and Equity	**2,053,125,616**	**1,916,152,115**	**136,973,501**	**83,411,718**
Net position of assets and liabilities			**8,293,835**	**8,710,054**
Net position of derivatives (2)			(9,760,450)	(15,768,731)
Other net off-balance-sheet accounts (3)			(660,872)	(666,054)
Net foreign exchange position (passive) (4)			**(2,127,487)**	**(7,724,731)**

(1) Amounts originally recognized and/or indexed mainly in US$;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recorded in memorandum accounts; and
(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$7,653,443 thousand in the year ended December 31, 2024 (R$(2,120,253) thousand in 2023), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$1,120,392 thousand (R$360,437 thousand in 2023).

II - The statement of financial position by maturity

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	**19,528,290**	-	-	-	-	**19,528,290**
Financial instruments	**996,828,000**	**197,373,020**	**123,930,867**	**580,427,032**	-	**1,898,558,919**
- Interbank investments (1)	178,508,048	10,711,208	2,390,034	4,624,008		196,233,298
- Compulsory deposits with the Brazilian Central Bank	127,011,845	74,534	-	-		127,086,379
- Securities (1) (2)	508,938,871	36,522,434	12,662,627	211,764,705		769,888,637
- Derivative financial instruments (1) (2)	4,447,007	2,132,658	1,158,456	12,096,864		19,834,985
- Loans	69,398,398	104,918,590	89,292,245	335,726,643		599,335,876
- Other financial instruments	108,523,831	43,013,596	18,427,505	16,214,812		186,179,744
Leases	**205,704**	**1,037,006**	**1,005,166**	**3,987,976**		**6,235,852**
Expected credit loss associated with credit risk	**(16,062,921)**	**(7,103,744)**	**(6,028,536)**	**(19,079,795)**	-	**(48,274,996)**
- Loans	(15,126,428)	(6,647,259)	(5,462,032)	(18,998,572)	-	(46,234,291)
- Leases	(3,395)	(8,880)	(8,486)	(33,480)	-	(54,241)
- Other receivables	(933,098)	(447,605)	(558,018)	(47,743)	-	(1,986,464)
Deferred income tax assets	**607,494**	**16,549,624**	**8,230,718**	**84,708,848**	-	**110,096,684**
Investments in associates and jointly controlled entities	-	-	-	-	**11,094,905**	**11,094,905**
Premises and equipment	**220,691**	**1,103,458**	**1,324,149**	**4,083,083**	**713,838**	**7,445,219**
Intangible assets	**523,710**	**2,167,967**	**2,136,213**	**14,615,863**	**252,458**	**19,696,211**
Other assets	**20,739,953**	**472,202**	**1,965,547**	**7,963,356**	-	**31,141,058**
Accumulated impairment of non-financial assets	**(2,396,355)**	-	-	**(171)**	-	**(2,396,526)**
Total on December 31, 2024	**1,020,194,566**	**211,599,533**	**132,564,124**	**676,706,192**	**12,061,201**	**2,053,125,616**
Total on December 31, 2023	**938,630,396**	**186,234,290**	**124,679,116**	**655,237,023**	**10,693,810**	**1,915,474,635**
Liabilities						
Deposits and other financial liabilities	**574,107,470**	**160,640,563**	**202,274,626**	**461,865,323**	**18,620,251**	**1,417,508,233**
- Deposits from banks (1) (3)	288,327,975	34,522,663	18,795,160	20,172,512	-	361,818,310
- Deposits from customers (3)	213,815,777	54,767,506	92,123,905	283,631,275	-	644,338,463
- Securities issued	13,379,511	46,150,077	76,015,135	122,432,621	-	257,977,344
- Subordinated debts	1,052,551	388,396	10,316,004	27,081,725	18,620,251	57,458,927
- Derivative financial instruments	7,518,864	2,243,750	1,086,463	5,391,534	-	16,240,611
- Other financial liabilities	50,012,792	22,568,171	3,937,959	3,155,656	-	79,674,578
Provisions	**370,603,454**	**1,097,933**	**1,173,606**	**65,287,177**	-	**438,162,170**
- Technical provision for insurance, pension plans and capitalization bonds (3)	355,799,188	-	-	47,889,447	-	403,688,635

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
- Other provisions	14,804,266	1,097,933	1,173,606	17,397,730	-	34,473,535
Deferred tax liabilities	**181,727**	**113**	**3,257**	**4,452,498**	**-**	**4,637,595**
Other liabilities	**30,038,315**	**172,513**	**381,994**	**943,163**	**-**	**31,535,985**
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	160,486,709	160,486,709
Non-controlling shareholders'	-	-	-	-	794,924	794,924
Total Equity	**-**	**-**	**-**	**-**	**161,281,633**	**161,281,633**
Total on December 31, 2024	**974,930,966**	**161,911,122**	**203,833,483**	**532,548,161**	**179,901,884**	**2,053,125,616**
Total on December 31, 2023	**897,472,672**	**103,899,472**	**130,039,248**	**607,212,802**	**176,850,441**	**1,915,474,635**

Net assets accumulated on December 31, 2024	**45,263,600**	**94,952,011**	**23,682,652**	**167,840,683**		
Net assets on December 31, 2023	**41,157,724**	**123,492,542**	**118,132,410**	**166,156,631**		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

37) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and Banco Bradesco S.A. is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Kirton Bank S.A. Banco Múltiplo and Ágora Corretora de Seguros S.A. sponsor supplementary pension plans in the variable contribution and defined benefit modalities, through the Baneb Social Security Foundation – Bases, for former Baneb employees.

Banco Bradesco S.A. sponsors a supplementary pension plan in the variable contribution modality, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a supplementary pension plan in the defined benefit modality through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Bradescor Corretora de Seguros Ltda., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a supplementary pension plan in the defined benefit modality, through Multibra Fundo de Pensão, for employees from Banco Bamerindus do Brasil S.A..

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well the Health Plan of employees from Lloyds.

In accordance with CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15, Bradesco and its subsidiaries, as sponsors of said plans, consider an economic and actuarial study to calculate actuarial commitments using the real rate of interest and recognizing the obligation in the financial statements. The funds guaranteeing the pension plans are investing in accordance with the applicable legislation (public and private bonds, shares of publicly held companies and real estate companies). The main assumptions used by the independent actuary in the actuarial valuation are as follows:

Risk factors	On December 31	
	2024	2023
Nominal discount rate	3.50% - 10.94% p.a.	3.50% - 10.09% p.a.
Nominal rate of future salary increases	3.50% p.a.	3.50% p.a.
Nominal growth rate of social security benefits and plans	3.50% p.a.	3.50% p.a.
Initial rate of growth of medical costs	7.23% - 7.64% p.a.	7.54% - 7.64% p.a.
Inflation rate	3.50% p.a.	3.50% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS	AT 2000 and BR-EMS
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	R$ thousands			
	Retirement Benefits		Other post-employment benefits	
	Year ended on December 31		Year ended on December 31	
	2024	2023	2024	2023
(i) Projected benefit obligations:				
At the beginning of the year	**2,794,954**	**2,740,903**	**857,347**	**800,535**
Cost of current service	1,179	284	-	-
Interest cost	249,162	252,694	78,223	75,344
Participant's contribution	465	473	-	-
Actuarial gain/(loss) (1)	(218,019)	69,201	(65,504)	28,890
Transfers	(278)	16,460	-	-
Past service cost - plan changes	-	(3,814)	-	-
Early elimination of obligations	(1,284)	(12,647)	-	-
Benefit paid	(269,280)	(268,600)	(50,341)	(47,422)
At the end of the year	**2,556,899**	**2,794,954**	**819,725**	**857,347**
(ii) Plan assets at fair value:				
At the beginning of the year	**2,402,006**	**2,467,755**	**-**	**-**
Expected earnings	214,092	227,227	-	-
Actuarial gain/(loss) (1)	(125,943)	(56,554)	-	-
Contributions received:			-	-
- Employer	195,343	31,526	-	-
- Employees	465	473	-	-
Transfers	(134)	16,460	-	-
Early elimination of obligations	-	(16,460)	-	-
Benefit paid	(269,281)	(268,421)	-	-
At the end of the year	**2,416,548**	**2,402,006**	**-**	**-**
(iii) Changes in the unrecoverable surplus:				
At the beginning of the year	**57,939**	**60,861**	**-**	**-**
Interest on the irrecoverable surplus	5,471	5,644	-	-
Change in irrecoverable surplus (1)	(1,200)	(8,566)	-	-
At the end of the year	**62,210**	**57,939**	**-**	**-**
(iv) Financed position:				
Deficit plans (2)	**202,561**	**450,887**	**819,725**	**857,347**
Net balance	**202,561**	**450,887**	**819,725**	**857,347**

(1) In the year ended December 31, 2024, the remeasurement effects recognized in Other Comprehensive Income, totaled R$87,297 thousand, (R$80,361 thousand in 2023), net of tax effects; and

(2) Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognize in their financial statements the actuarial obligation due.

The net cost/(benefit) of the Pension Plans recognized in the consolidated statement of income includes the following components:

	R$ - thousand	
	Year ended on December 31	
	2024	2023
Projected benefit obligations:		
Cost of service	977	241
Cost of interest on actuarial obligations	327,252	327,894
Expected earnings from the assets of the plan	(214,085)	(227,217)
Interest on irrecoverable surplus	5,469	5,642
Net cost/(benefit) of the pension plans	**119,613**	**106,560**

As of December 31, 2024, the maturity profile of the present value of the obligations of the defined benefit plans for the next years:

	R$ thousands	
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	8.04	9.89
2025	269,765	60,069
2026	274,300	62,716
2027	278,241	66,421
2028	281,622	70,101
2029	284,459	74,179
After 2030	1,438,390	432,287

In 2025, contributions to defined-benefit plans are expected to total R$32,997 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium to long-term expectations of the asset managers; and
- Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31					
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan	
	2024	2023	2024	2023	2024	2023
Asset categories						
Equities	-	-	4.9%	6.6%	-	-
Fixed income	95.2%	93.2%	90.5%	87.5%	100.0%	100.0%
Real estate	3.8%	4.9%	2.3%	2.1%	-	-
Other	1.0%	1.9%	2.3%	3.8%	-	-
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (7.23% – 10.94% p.a.) assuming a change in the discount rate and medical inflation by 1 b.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	11.57% - 11.94%	Increase of 1 p.p.	reduction	(244,821)
Discount rate	9.57% - 9.94%	Decrease of 1 p.p.	increase	281,522
Medical Inflation	8.23% - 8.64%	Increase of 1 p.p.	increase	69,786
Medical Inflation	6.23% - 6.64%	Decrease of 1 p.p.	reduction	(60,384)

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made, in the second half of 2024, were R$434,208 thousand and in the year ended December 31, 2024, were R$1,007,631 thousand (R$1,219,739 thousand in 2023).

In addition to this benefit, Bradesco and its subsidiaries offer their employees, including managers other benefits, including: health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses, including the contributions mentioned above, totaled, in the in the second half of 2023, the amount of R$3,039,538 thousand and in the year ended December 31, 2024, the amount of R$6,103,714 thousand (R$5,806,013 thousand in 2023).

38) FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The carrying amounts and the fair values of the financial assets and liabilities are:

				R$ thousands
	On December 31, 2024		On December 31, 2023	
	Book value	Fair Value	Book value	Fair Value
Assets			-	
Reverse repurchase agreements	196,233,298	196,235,524	205,102,659	205,228,671
Compulsory deposits with the Brazilian Central Bank	127,086,379	127,086,379	133,721,827	133,721,827
Securities:				
- Trading securities	346,842,226	346,842,226	366,650,528	366,650,528
- Available-for-sale securities	132,865,711	132,865,711	291,678,051	291,678,051
- Held-to-maturity securities	290,180,700	282,499,574	98,756,117	100,726,392
Derivative financial instruments	19,834,985	19,834,985	15,413,349	15,413,349
Loans (1)	719,194,023	727,760,109	628,596,602	625,991,386
Other financial instruments	89,113,602	89,113,602	64,172,536	64,172,536
Liabilities				
Deposits from banks	361,818,310	374,212,384	323,422,783	332,089,303
Deposits from customers	644,338,463	644,856,874	621,934,680	599,473,510
Funds from securities issued	257,977,344	259,054,688	244,966,258	226,021,936
Subordinated debts	57,458,927	58,990,729	50,337,854	52,423,119
Derivative financial instruments	16,240,611	16,240,611	15,542,220	15,542,220
Other financial liabilities	63,118,425	63,118,425	56,469,356	56,469,356

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 3% and 20%.

To fair value securities which have no consistent, regularly updated, public price source, the Organization uses models defined by its CMM (mark-to-market commission) and documented in the fair value manual for each security type.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

R$ thousands

	On December 31, 2024				On December 31, 2023			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	**308,064,811**	**37,877,065**	**900,350**	**346,842,226**	**315,355,048**	**50,494,149**	**801,331**	**366,650,528**
Financial treasury bills	201,147,524	-	-	201,147,524	160,173,438	-	-	160,173,438
National treasury notes	43,978,661	-	-	43,978,661	54,277,116	5,125,479	-	59,402,595
Financial bills	-	32,313,444	-	32,313,444	-	34,377,011	-	34,377,011
National treasury bills	18,098,179	-	-	18,098,179	63,010,231	-	-	63,010,231
Debentures	20,926,106	4,302,501	42,491	25,271,098	14,936,804	3,865,590	30,417	18,832,811
Other	23,914,341	1,261,120	857,859	26,033,320	22,957,459	7,126,069	770,914	30,854,442
Derivatives	**(2,537,088)**	**6,551,469**	**(420,007)**	**3,594,374**	**(1,840,440)**	**2,087,979**	**(376,410)**	**(128,871)**
Derivative financial instruments (assets)	3,199,679	16,497,754	137,552	19,834,985	3,939,198	11,321,165	152,986	15,413,349
Derivative financial instruments (liabilities)	(5,736,767)	(9,946,285)	(557,559)	(16,240,611)	(5,779,638)	(9,233,186)	(529,396)	(15,542,220)
Available-for-sale securities	**120,093,926**	**10,153,874**	**2,617,911**	**132,865,711**	**169,981,863**	**111,261,933**	**10,434,255**	**291,678,051**
National treasury notes	53,368,246	-	-	53,368,246	85,444,307	-	-	85,444,307
Debentures	559,745	182,142	479,428	1,221,315	8,883,770	56,305,399	7,767,360	72,956,529
National treasury bills	22,564,567	-	-	22,564,567	28,831,865	-	-	28,831,865
Financial treasury bills	22,220,928	-	-	22,220,928	29,784,559	-	-	29,784,559
Rural product notes	-	3,237,372	147,928	3,385,300	-	25,150,825	1,005,140	26,155,965
Stocks	3,479,733	3,854,797	1,961,366	9,295,896	4,268,341	5,534,500	1,225,021	11,027,862
Foreign government bonds	8,901,909	2,513,706	-	11,415,615	7,701,252	2,693,187	-	10,394,439
Promissory notes	-	-	-	-	-	15,565,716	-	15,565,716
Other	8,998,798	365,857	29,189	9,393,844	5,067,769	6,012,306	436,734	11,516,809
Total	**425,621,649**	**54,582,408**	**3,098,254**	**483,302,311**	**483,496,471**	**163,844,061**	**10,859,176**	**658,199,708**
Public	**374,004,697**	**2,513,706**	**11,751**	**376,530,154**	**431,450,899**	**7,818,666**	**16,607**	**439,286,172**
Private	**51,616,952**	**52,068,702**	**3,086,503**	**106,772,157**	**52,045,572**	**156,025,395**	**10,842,569**	**218,913,536**

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

Reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousands
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on January 1, 2024	**801,331**	**152,986**	**(529,396)**	**10,434,255**	**10,859,176**
Recognized in income	98,255	-	-	534,931	633,186
Recognized in accumulated other comprehensive income	-	-	-	(2,324,823)	(2,324,823)
Acquisitions	44,447	-	(28,163)	5,142,832	5,159,116
Disposals	(43,683)	(15,434)	-	(2,726,912)	(2,786,029)
Maturities	-	-	-	(330,777)	(330,777)
Transfers (to)/from other levels (1)	-	-	-	1,321,253	1,321,253
Transfer between categories	-	-	-	(9,432,848)	(9,432,848)
Balance on December 31, 2024	**900,350**	**137,552**	**(557,559)**	**2,617,911**	**3,098,254**

(1) These instruments were reclassified between levels 2 and 3, because according to the Organization's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus resulting in the transfer from level 2 to level 3 and vice versa.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

	Scenarios	On December 31, 2024		On December 31, 2023	
		R$ thousands			
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
Interest rate in Reais	1	-	(3)	-	151
	2	-	(985)	-	35,207
	3	-	(1,841)	-	66,294
Price indexes	1	-	-	-	(147)
	2	-	-	-	(18,782)
	3	-	-	-	(35,401)
Exchange coupon	1	-	(12)	-	(4)
	2	-	(1,849)	-	(603)
	3	-	(3,621)	-	(1,186)
Foreign currency	1	-	893	-	487
	2	-	22,325	-	12,187
	3	-	44,649	-	24,373
Equities	1	4,632	10,591	4,163	6,615
	2	115,811	264,784	104,073	165,378
	3	231,622	529,568	208,146	330,756

Sensitivity analyzes of the Organization's financial exposures (Trading and Banking Portfolios) were carried out based on scenarios prepared for the respective dates, always considering market information at the time and scenarios that would negatively affect our positions, as per the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$6.19, a scenario of R$6.25 was applied, while for a 1-year fixed interest rate of 15.42%, a scenario of 15.43% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$6.19, a scenario of R$7.74 was applied, while for a 1-year fixed interest rate of 15.42%, a 19.27% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$6.19 a scenario of R$9.29 was applied, while for a 1-year fixed interest rate of 15.42%, a 23.12% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

R$ thousands

	On December 31, 2024					On December 31, 2023				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										-
Reverse repurchase agreements	-	196,235,524	-	196,235,524	196,233,298	-	205,228,671	-	205,228,671	205,102,659
Securities held to maturity	177,079,440	95,522,510	9,897,624	282,499,574	290,180,700	96,232,352	4,391,161	102,879	100,726,392	98,756,117
Loans	-	-	727,760,109	727,760,109	719,194,023	-	-	625,991,386	625,991,386	628,596,602
Liabilities										
Deposits from banks	-	-	374,212,384	374,212,384	361,818,310	-	-	332,089,303	332,089,303	323,422,783
Deposits from customers	-	-	644,856,874	644,856,874	644,338,463	-	-	599,473,510	599,473,510	621,934,680
Funds from securities issued	-	-	259,054,688	259,054,688	257,977,344	-	-	226,021,936	226,021,936	244,966,258
Subordinated debts	-	-	58,990,729	58,990,729	57,458,927	-	-	52,423,119	52,423,119	50,337,854

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3. See Note 8a (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

39) OTHER INFORMATION

a) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events.

Net income for the year ended December 31, 2024 was R$19,085,448 thousand, recurring income was R$19,553,810 thousand and non-recurring income was R$(468,362) thousand net of taxes, which is not expected to occur in future years, as detailed below:

i. Restructuring provision – R$(442,881) thousand; and ii. Impairment of Non-Financial Assets – R$(25,481) thousand.

Net income for the year ended December 31, 2023 was R$15,121,802 thousand, recurring income was R$15,750,394 thousand and non-recurring income was R$(628,592) thousand net of taxes, which is not expected to occur in future years, as detailed below:

i. Restructuring provision – R$(570,228) thousand; and ii. Impairment of Non-Financial Assets – R$(58,364) thousand.

b) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets not reflected in these financial statements of which, on December 31, 2024, amounted to R$1,268,106,118 thousand (R$1,192,511,407 thousand on December 31, 2023).

c) On November 16, 2022, Law No. 14,467 was enacted, establishing new rules for the deductibility of credit losses arising from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the calculation bases for income tax and CSLL, which will take effect from January 1, 2025, with the main rule being the application of factors for deducting defaulted transactions (transactions overdue for more than ninety days).

With the publication of Law No. 15,078 on December 27, 2024, losses on January 1, 2025, related to credits that are in default on December 31, 2024, and that have not been deducted up to that date (inventory), may only be excluded in determining the real

profit and the CSLL calculation basis at the rate of one eighty-fourth or one hundred and twentieth, for each month of the assessment period, starting in January 2026. This Law vetoed the exclusion of losses in 2025 in an amount greater than the real profit for the year. Losses not deducted in this period will be treated in the same way as the inventory on January 1, 2025.

d) On January 16, 2025, Complementary Law No. 214 was published, resulting from the conversion of PLP No. 68/2024. This law is part of the regulation of Constitutional Amendment No. 132, which establishes the Consumption Tax Reform. It institutes the Tax on Goods and Services (IBS), the Contribution on Goods and Services (CBS) and the Selective Tax (IS), marking an important step in the Consumption Tax Reform. The Bank is monitoring this issue and evaluating the effects that will be produced by this and future regulations still under consideration in the National Congress.

e) In accordance with CMN Resolution 3,263/05, we hereby inform you that Banco Bradesco S.A. has agreements for the offsetting and settlement of obligations entered into with certain counterparties. Payment obligations to Banco Bradesco S.A. arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Bradesco's payment obligations to the counterparty.

f) On February 05, 2024, it was communicated to the market that the Company and BB Elo Cartões Participações S.A. ("BB Elo" and, jointly with BB Elo, the "Controlling Shareholders"), sent a notice to Cielo S.A. - Instituição de Pagamento ("Cielo") informing of their decision to proceed with the conversion of the Company's publicly-held Cielo registration from category "A" to "B" issuer, with its consequent delisting from the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), through the launch of a unified tender offer for the acquisition of common shares, in accordance with the applicable legislation and the Cielo bylaws ("Tender Offer").

On July 5, 2024, the CVM approved the registration of the unified public offer for the acquisition of common shares issued by the Cielo to convert its registration as a publicly held company from category "A" to "B" and delist from the Tender Offer.

On July 10, 2024, the Notice and Valuation Report for the public offer were made available by the Cielo, the auction for which will be held on August 14, 2024, at 3 pm. The purpose of the OPA had as its object 902,247,285 common shares issued by the Cielo, at a cash price of R$5.60 per share, subject to price adjustments based on the CDI provided for in the Notice.

On August 14, 2024, the public offering auction of Cielo S.A. shares was held to convert its registration as a publicly held company from category "A" to "B" with the Securities and Exchange Commission and delist from the Novo Mercado segment of B3 S.A., with which the Offerors acquired 736,857,044 common shares issued by Cielo, representing 27.1% of its share capital. The shares were acquired at the unit price of R$5.82, totaling R$4,288,508 thousand. The Auction was settled on August 16, 2024.

On August 16, 2024, Cielo S.A. reported that it received a notice from Quixaba Empreendimentos e Participações Ltda., BB Elo Cartões Participações S.A., Elo Participações Ltda., Alelo Instituição de Pagamento S.A. and Livelo S.A. ("Bidders"), in which they reported that they jointly became holders of 2,583,914,571 common shares issued by the Company, equivalent to 95.1% of its share capital, as a result of acquisitions of shares made in compliance with the obligation to extend the possibility of sale to the remaining shareholders who did not sell shares held by them within the

scope of the auction of the unified public offering for the acquisition of common shares issued by the Company launched by the Bidders ("OPA") during the period of 3 (three) months following the date of its completion. As a result of these acquisitions, shares issued by the Cielo representing less than 5% of the share capital remain in circulation.

On September 27, 2024, Cielo reported that the mandatory redemption of all common shares issued by the Company remaining in circulation was approved at the Company's general shareholders' meeting held on that date, pursuant to item 9.1.1 of the Tender Offer notice and the provisions of art. 4, §5, of Law No. 6,404/76 ("Mandatory Redemption"). The operation did not generate relevant effects on the result.

g) On August 8, 2024, Bradesco, through its direct subsidiarys, entered into an Investment Agreement with John Deere Brasil S,A, ("John Deere Brasil"), a wholly-owned subsidiary of Deere & Company (USA), a global leader in the supply of agricultural, construction and forestry equipment, Through this agreement, we will hold a 50% stake in Banco John Deere S,A, ("Transaction"), This strategic partnership will further strengthen our position in the agribusiness and construction sectors, expanding the offer of financing and financial services to customers and dealers in the acquisition of equipment, parts and services from the John Deere group, The Transaction is subject to the fulfillment of certain customary conditions precedent and will not have a material impact on Bradesco's capitalization ratio.

Reporting Date February 5, 2025

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Maurício Machado de Minas
Rubens Aguiar Alvarez
Octavio de Lazari Junior
* Rogério Pedro Câmara

Independent Members
Samuel Monteiro dos Santos Junior
Walter Luis Bernardes Albertoni
Paulo Roberto Simões da Cunha
Denise Pauli Pavarina

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers

João Carlos Gomes da Silva
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Juliano Ribeiro Marcílio
André Luis Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
Vinicius Urias Favarão
Silvana Rosa Machado
Túlio Xavier de Oliveira
Francesco Di Marcello

Officers
Affonso Correa Taciro Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
* Ana Luisa Rodela Blanco
André Costa Carvalho
André David Marques
André Ferreira Gomes
Antonio Campanha Junior
Bráulio Miranda Oliveira
Bruno Funchal
* Bruno Rosa Cardoso
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carlos Wagner Firetti
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Curt Cortese Zimmermann
Daniela Pinheiro de Castro
Danilo Luis Damasceno
Fábio Suzigan Dragone
Fernando Antônio Tenório
Fernando Honorato Barbosa
Francisco Armando Aranda
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Julio Cardoso Paixão
Júlio César de Almeida Guedes
Layette Lamartine Azevedo Junior
Leandro José Diniz
Leandro Karam Correa Leite
* Leandro Marçal Araújo
Letícia Cardelli Buso Gomes
Luis Claudio de Freitas Coelho Pereira
Luiz Philipe Roxo Biolchini
Manoel Guedes de Araujo Neto
*Marcelo Souza Ramos
Marco Aurélio Galicioli
Marcos Alexandre Pina Cavagnoli
Marcos Daniel Boll
*Marina Bauab Carvalho Werebe
Marina Claudia González Martin de Carvalho
Marina Gravina Veasey
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nathalia Lobo Garcia Miranda
Rafael Forte Araújo Cavalcanti
Rafael Padilha de Lima Costa
Ricardo Eleutério da Silva
Roberto França
Roberto Medeiros Paula
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Soraya Bahde
Telma Maria dos Santos Calura
Vasco Azevedo
Vinícius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior
Welder Coelho de Oliveira

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
*Octavio de Lazari Junior - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Alexandre da Silva Glüher – Coordinator
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Rogério Pedro Câmara
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Silvana Rosa Machado
Ivan Luiz Gontijo Júnior
Affonso Correa Taciro Junior

Risk Committee
Maurício Machado de Minas - Coordinator
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha
Octavio de Lazari Junior
Rogério Pedro Câmara

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha

Sustainability and Diversity Committee
Maurício Machado de Minas - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Rogério Pedro Câmara
Marcelo de Araújo Noronha
Moacir Nachbar Junior
Bruno D'Avila Melo Boetger
Juliano Ribeiro Marcilio
Silvana Rosa Machado
André Costa Carvalho

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Vinicius Urias Favarão

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
André Costa Carvalho – Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Vinicius Urias Favarão
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior
Marina Claudia González Martin de Carvalho
Vinícius Panaro

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Mônica Pires da Silva
Ava Cohn

Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Ludmila de Melo Souza
José Luis Elias

Ombudsman Department
Marcos Daniel Boll - Ombudsman

General Accounting Department
Vinícius Panaro
Accountant – CRC 1SP324844/O-6

* appointment/election pending approval by BACEN, consequently they did not take office

KPMG

Independent auditors' report on the consolidated financial statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Banco" or "Bradesco") and subsidiaries, which comprise the statements of financial position as of December 31, 2024, the income statements, comprehensive income, changes in shareholders' equity and cash flows for the six-month period and year then ended, and explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. as of December 31, 2024, and of its consolidated financial performance and its consolidated cash flows, for the six-month period and year then ended in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards, are further described in the "*Auditors' responsibilities for the audit of the consolidated financial statements*" section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the relevant ethical requirements established in the Accountant´s Professional Ethics Code and in the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the six-month period and year ended December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not express a separate opinion on these matters.

Assessment of the measurement of the expected credit loss associated with credit risk

As discussed in note 3f, 4 and 10b, Bradesco recorded, as of December 31, 2024, a provision of R$ 48,247,996 thousand for expected credit loss associated with credit risk for loan losses in relation to loans, leases, advances on foreign exchange contracts and other receivables with credit characteristics.

To determine the expected credit loss associated with credit risk, Bradesco classifies credit operations in nine risk levels ("ratings"), taking into account factors and assumptions of customers and operations, such as economic and financial situation, indebtedness level,

economic sector, collateral characteristics, late payments and other factors and assumptions provided for in CMN Resolution No. 2,682/99, with "AA" being the minimum risk and "H" being the maximum risk, applying the respective loss percentages established in such Resolution for each risk level.

Additionally, Bradesco complements its estimates (supplementary provision) through internal evaluation based on statistical models that capture historical and prospective information, in order to reflect its expected losses in different economic scenarios (positive, expected and adverse).

We consider the measurement of expected credit loss associated with credit risk as a key audit matter, due to the significant judgment involved in the assessment of the assumptions used in the classification of loans operations and in determining the supplementary provision.

How the matter was addressed in our audit

The primary procedures we performed to address this key audit matter to our audit is summarized below:

- We tested the design and operating effectiveness of certain internal controls, both automated and manual, related to the processes of: (i) development, approval and application of internal methodologies for assessing risk levels ("ratings") of clients that support the classification of operations; and (ii) the definition, approval and application of the main assumptions used in the assignment of ratings, including those related to the individual review of the credit risk analysis and the governance established for the respective approval.

- Additionally, for individually assessed clients, we analyzed, based on sampling (by statistical criteria and specific items), the data that support the definition and review of customer ratings by Bradesco, such as the loan documents, financial and registration information, restructuring operational and/or financial guarantees, and judicial reorganization plan, verifying the adherence of this rating assignment in relation to Bradesco's internal policies. For collectively assessed clients, we tested the allocation of provisioning percentages according to the internal methodologies for assessing the risk levels of each client. We also evaluated the methodologies and assumptions used to determine the supplementary provision, which include Bradesco's assessment regarding realized default levels, in the unemployment rate, among other factors.

- We analyzed, by statistical sampling, the arithmetic calculation of the expected credit loss associated with credit risk, considering the assessment of compliance with the requirements established by CMN Resolution No. 2,682/99, as minimum provision levels in relation to days past due, assigning the worst rating for the same economic group and maintenance of the rating for cases of restructuring / loan recovery. We also evaluated the disclosures made in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the adequate the measurement of the expected credit loss associated with credit risk, in the context of the consolidated financial statements as of and for the six-month period and year ended December 31, 2024.

Evaluation of the measurement of securities of private issuers

As discussed in notes 3e, 8 and 38 to the consolidated financial statements, the amount invested in securities of private issuers is R$ 106,772,157 thousand, which includes securities of private issuers measured at fair value, whose values or market parameters are not observable (levels 2 and 3 of the fair value hierarchy).

The determination of the fair values of securities of private issuers, whose values or market parameters to obtain the values are not observable in the market, is subject to a greater level of uncertainty, as Bradesco makes significant judgments in determining the methods and assumptions used, such as interest rates and credit spreads. The securities of private issuers classified in the categories "Available for sale" and "Held to maturity" are also evaluated for indications of evidence of impairment, which also involves a high level of judgment in their determination considering the methodologies and assumptions used, such as assessing credit risk and guarantees.

We consider the measurement of fair value and the evaluation of indicators of impairment of securities of private issuers as a significant matter for our audit, due to the degree of judgment involved in determining the methods and assumptions used.

How the matter was addressed in our audit

The primary procedures we performed to address the key audit matter to our audit is summarized below:

- We tested the design and operating effectiveness of certain internal controls, both automated and manual, related to the processes of: (i) defining, approving and applying the models used to measure the fair value of securities of private issuers; (ii) capture of relevant data to measure the fair value; (iii) evaluation of adherence to the calculations of the fair value of certain financial instruments by an independent department; (iv) definition and application of the assumptions used in the evaluation of the indicators of impairment of the securities of private issuers, such as the credit risk of the counterparty and the evaluation of guarantees.

- For a statistical sample of securities of private issuers, whose parameters for measuring fair value are not observable, we evaluated, with the involvement of our financial instrument valuation professionals with specialized knowledge and experience in the sector, the models developed by Bradesco for the determination of fair values, through the use of independent parameters.

- Additionally, based on sampling (by statistical criteria and specific items), we evaluated the assumptions considered in the analysis of the credit spread used in the fair value measurement of certain financial instruments of private issuers, as well as those considered in the evaluation of the indicators and in the measurement of impairment.

- Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of securities of private issuers, in the context of the consolidated financial statements as of and for the six-month period and year ended December 31, 2024.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities – tax and civil

As discussed in note 3n.ii, 4 and 22 , Bradesco is a defendant in tax and civil lawsuits, related to the normal course of its activities, with provisions recorded in the consolidated financial statements in the amounts of R$ 7,457,160 thousand and R$ 7,827,251, respectively.

The provisions for tax lawsuits include amounts related to the legality and constitutionality of certain taxes. The provisions for civil lawsuits include certain indemnity claims for alleged moral and economic damages arising from the Bank's actions in the course of providing

banking products and services, including the submission of information about non-payment by debtors to credit bureaus, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, the Bank applies judgment to determine the likelihood of loss and estimate the amount involved.

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for certain tax and civil lawsuits as a key audit matter. The evaluation required challenging auditor judgment due to the subjective nature of the estimates and judgments made by the Bank in determining the likelihood of loss and estimating the amount of any such loss.

How the matter was addressed in our audit
The primary procedures we performed to address the key audit matter to our audit is summarized below:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for tax and civil lawsuits. This included controls related to the assessment of information received from external and internal legal advisors on tax and civil lawsuits.

- We obtained and read letters received directly from the Bank's external legal counsel for certain tax lawsuits, and the documentation prepared by the internal legal counsel for certain civil lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. We compared these assessments and estimates with those used by the Bank, and considered historical data and information related to the lawsuits in question in order to evaluate the provisions and disclosures made in relation to these matters.

- We involved tax professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood and estimate of loss of certain specific tax lawsuits based on the technical merits of the Bank's position and the supporting documentation.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of provisions and the disclosure of tax and civil contingent liabilities, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended on December 31, 2024.

Assessment of the recoverability of deferred tax assets
As discussed in notes 3g, 4 and 33c to the consolidated financial statements the Bradesco has R$ 110,096,684 thousand of deferred tax assets as of December 31, 2024.

The Bank recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be utilized. The Bank's estimates of future taxable profits are based on its business plans and budgets which require the Bank to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

We identified the assessment of the recoverability of deferred tax assets as a key audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions, specifically the growth rates of the principal lines of business, interest rates and foreign exchange rates, required subjective auditor judgment because of the sensitivity of the estimate

to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

How the matter was addressed in our audit
The primary procedures we performed to address the key audit matter to our audit is summarized below:

- We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits; and

- We involved professionals with specialized skills and knowledge in corporate finance, who assisted in assessing the assumptions, including the growth rates of the principal lines of business, interest rates and foreign exchange rates underlying the Bank's estimate of future taxable profits. We evaluated the Bank's ability to accurately project taxable profits by comparing the estimated taxable profits for the year ended December 31, 2024 made in the prior year with actual taxable profits in 2024.

Based on the evidence obtained through the procedures summarized above, we consider adequate the assessment of recoverability of deferred tax assets, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended on December 31, 2024.

Evaluation of the measurement of insurance and pension plan technical provisions
As discussed in note 3n.i, 4 and 21a. to the consolidated financial, the Bradesco recorded technical provisions related to insurance and pension plans in the amount of R$ 393,981,047 thousand as of December 31, 2024.

To perform the liability adequacy test and to measure certain technical provisions, Bradesco uses actuarial techniques and methods that required judgment in determining methodologies and assumptions that include, among others, expectation of claims, longevity, persistence and discount rates.

We consider the assessment of the liability adequacy test and the measurement of technical provisions of insurance and pension plans contracts as a key audit matter given the subjectivity and judgment involved and because small variations in certain assumptions may result in significant changes in the measurement of these liabilities.

How the matter was addressed in our audit
The primary procedures we performed to address the key audit matter to our audit is summarized below:

- We tested the design and operating effectiveness of certain internal controls, both automated and manual, related to the liability adequacy test and technical provisions measurement process. This included development and approval of actuarial methodologies and assumptions related to loss ratio, longevity, persistence, and discount rate and to the review and approval of calculations for the measurement of technical provisions.

- We involved actuarial professionals, with specialized knowledge and experience in the sector, who assisted us with:

I. the evaluation of methodologies used in performing the liability adequacy test and in the measurement of technical provisions, by comparing them with regulatory requirements and market practices;

II. the testing the reasonableness of assumptions related to loss ratio, longevity, persistence, and discount rates used in performing the liability adequacy test and in measuring the technical provisions, by using historical information from Bradesco and comparing with applicable regulatory and industry practices;

III. the testing, based on sampling and using a specific tool, of the mathematical accuracy of the liability adequacy test and the technical provisions based on Bradesco's historical information, methodologies and assumptions;

IV. in the development, through sampling, of an independent estimate of certain technical provisions, using generally accepted actuarial techniques and independent assumptions; and

V. the assessment of claims projections made by Bradesco, by comparing historical estimates with subsequent payments made.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of technical provisions for insurance and pension plans, in the context of the consolidated financial statements as of and for the six-month period and year ended December 31, 2024, taken as a whole.

Other matters

Statement of added value

The consolidated statement of added value for the six-month period and year ended December 31, 2024, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's consolidated financial statements. For the purposes of forming our opinion, we evaluated whether these statements reconcile with the consolidated financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, these consolidated statements of added value have been prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements as of and for the six-month period and year ended December 31, 2024, taken as a whole.

Parent company financial statements

Bradesco prepared a complete set of Parent company financial statements of Banco Bradesco S.A. as of and for the six-month period and year ended December 31, 2024 in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), that were issued separately, with respect to which we issued a separate independent auditors' report, without any modification, dated February 6, 2025.

KPMG

Consolidated financial statements
These consolidated financial statements for the six-month period and year ended December 31, 2024, which were prepared in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil (BACEN), are being issued, as provided for in Art. 77 of CMN Resolution No. 4.966, the consolidated financial statements prepared in accordance with international Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) which were issued separately by Bradesco on this date and on which we have issued a separate independent auditors´ report, without any modification, dated February 6, 2025.

Other information that accompanying the consolidated financial statements and the auditor report
Bradesco's management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil (BACEN), and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco's internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bradesco to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all

relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the six-month period and year ended and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, February 6, 2025

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Accounting CRC 1SP212059/O-0

To the Board of Directors of the
BRADESCO ORGANIZATION

1. PRESENTATION

1.1. The macroeconomic environment and the priorities of the COAUD in the Fiscal Year of 2024

The domestic and international macroeconomic environments remained challenging in 2024. In this regard, the Central Bank of Brazil (Bacen) highlighted, in the Inflation Report - RI[1] for December 2024, that the external environment required caution from emerging countries, highlighting the situation in the United States of America (USA), the reduction in the pace of slowdown of the economic activity, the gradual process of disinflation, and the efforts of the central banks of the main economies for the convergence of inflation rates to the established targets, in the face of pressures in the employment markets. Furthermore, Bacen pointed out that a large part of the central banks of advanced economies is decreasing the restrictive degree of monetary policy, after the tightening cycle observed in 2021 and 2022, although still considered at contractionary levels, in order to ensure the completion of the final stage of the disinflation process.

As for the domestic scenario, Bacen stressed that the economic activity and the labor market remain stimulated, with the Gross Domestic Product (GDP) presenting a robust pace, with emphasis on household consumption and gross fixed capital formation, which culminated in the review of growth projections for 2024 and 2025, despite the prospect of an economic slowdown due to the tightening of the monetary policy and expectation of lower fiscal impulse.

Given the environment considered as "more adverse for the convergence of inflation", marked by "the anchoring of inflation expectations, the rise of inflation projections, dynamism above the expected of the activity and greater opening of the product gap", the Monetary Policy Committee (Copom), in its last meeting of 2024, held in December, decided to raise the basic interest rate by 1.00 percentage point, to 12.25% p.a., envisioning adjustments of the same magnitude in both the following meetings of 2025, maintaining a contractionary monetary policy, in order to converge to the inflation target established by the National Monetary Council - CMN.

In this scenario of the beginning of the tightening cycle in the monetary policy, strong economic growth and booming labor market, the IR of December 2024 highlights that, after the evolution presented in the first half of 2024, the credit market shows incipient signs of inflection, with a decline in operations for Individuals, due to the increase in interest rates, transferring the increase of the Selic rate to the cost of credit. Bacen already observes moderation in the volume of concessions, which have declined in the segment of Individuals, despite the robust growth in the segment of Companies.

Considering the scenario of restrictive monetary policy, whose effects should be concentrated in 2025, and the revaluation of the trajectory of allocated funds, Bacen revised downward, still in the IR of December 2024, the projections of nominal growth of the balance

[1] Central Bank of Brazil – Inflation Report – IR – Volume 26, Number 4, December 2024.

of loan operations of the National Financial System (SFN). For 2024, it went from 11.1% to 10.6%; and for 2025, from 10.3% to 9.6%.

Regarding default, considering nonperforming loans over 90 days in loans to companies and families, the IR reports that it remained relatively stable during 2024, reaching 3.1% of the total balance of SFN's loan operations.

At the regulatory level, the National Financial System (SFN) continues experiencing a period of significant demands and requirements that impact several areas of the Bradesco Organization (Banco Bradesco and Affiliated Companies), such as information technology, foreign exchange and international capital, prevention of money laundering and terrorist financing and weapons of mass destruction, customer and user relationships of financial services (financial education, product suitability, fraud and scams, potentially vulnerable clients), corporate risk management (e.g., integration of Environmental, Social and Governance (ESG) risks – focused particularly on Climate Risk), and preparation of Financial Statements (advancing towards the full adoption of the International Financial Reporting Standards - IFRS for all institutions subordinated to the supervision of Bacen, and not only for the Consolidated Financial Statements).

In this context, the Statutory Audit Committee (COAUD or Committee) of the Bradesco Organization, being vigilant to its duties and responsibilities, taking into account the macroeconomic and regulatory environment in constant and significant transformation, has dedicated special attention with regard to new challenges, risks and strategic priorities of the Organization, as well as monitoring the progress and improvements in governance and risk management systems and internal controls associated with key operations and products. Focused on overseeing the integrity of Financial Statements and related internal controls, the effectiveness of the Global Internal Audit (AIGL) and the quality and independence of the Independent Audit (KPMG), the Committee prioritizes transparency, mainly in relation to the strategic decisions and its repercussions on the economic and financial position and on the results, developing our works in partnership with the Board of Executive Officers, the Independent Audit and the Internal Audit.

Considering such attributions and responsibilities, in the fiscal year of 2024 the COAUD devoted significant part of its time to understand and assess the effects of the macroeconomic environment, of the monetary policy cycle and the basic interest rates on the business and results of the Bradesco Organization, with special attention to credit concession policies, the default and the consequent constitution of provisions for losses, to the measurement of the financial instruments, to the assumptions, judgments and models related to significant components of the Financial Statements – such as the recoverable amount of tax credits and goodwill, provisions and contingent liabilities – and to the required accounting disclosures related to the significant components of these Financial Statements, and the effects of regulatory changes on the internal control environment.

To obtain a better understanding of the main issues and challenges related to governance, risk management and internal controls and to monitor the challenges faced by the Bradesco Organization, the Committee met regularly with the executives responsible for the management of Banco Bradesco and of Grupo Bradesco Seguros (GBS – Insurance Group of Bradesco), highlighting frequent interactions with the Corporate Risk Management, Financial Risk Management, Compliance and Non-Financial Risk Management, the Global Internal Audit areas (accompanying the execution of their Work Plan as approved by the COAUD), and the audit committees of Bradseg and Bradesco Saúde (Health).

In addition, during the Fiscal Year of 2024, the COAUD received regular updates from the partner responsible for the independent audit of the Bradesco Organization on the

progress of the work regarding the audit planning, focusing on possible new and emerging risks identified for the period, improvements in internal control systems and risk management, and in the Key Audit Matters (PAAs). KPMG Auditores Independentes continues to challenge the Management on the most important issues and to provide an independent opinion to COAUD about judgments of material issues and the environment of internal controls.

1.2. The Statutory Audit Committee in the Bradesco Organization

Component of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, the COAUD is structured in the terms of Resolution No. 4,910, of 2021, of the National Monetary Council (CMN), of Resolution No. 23, of 2021, of the Securities and Exchange Commission (CVM), and other regulations applicable, among which are the Law No. 6,404, of 1976 (Corporate Law), and the Sarbanes-Oxley Act, whose observance is required for the Companies registered in the U.S. Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE).

The COAUD is composed of one (1) Board Member, who is the Coordinator, and two (2) other Members, in which one (1) of them is qualified as a financial specialist. All the members meet the independence criteria established in the current regulation and their competencies, knowledge, skills and experience are relevant, consistent and appropriate to the segment in which the Bradesco Organization operates.

The main objective of the COAUD is to advise the Board of Directors on its tasks related to the monitoring of the accounting practices adopted in preparing the Financial Statements of the Bradesco Organization, and in the indication of the Independent Audit. In the exercise of their duties, the Committee acts primarily on (i) the quality, transparency and integrity of the Financial Statements – Individual and Consolidated; (ii) the effectiveness of the internal controls to mitigate the associated risks in related relevant processes; and (iii) the assurance of independence and quality in the activities of the Independent Audit and Internal Audit.

The Audit Committee holds quarterly meetings with the Board of Directors, and semiannual meetings with the Fiscal Council, occasion on which it presents the result of its evaluation on the activities.

The composition of the COAUD from January 1, 2024 to February 7, 2025 (date of publication of this Report) was as follows:

Name	Member since
Alexandre da Silva Glüher (Coordinator)	From May 2020 to January 15, 2025
Octavio de Lazari Junior (Coordinator)*	From January 16, 2025
Amaro Luiz de Oliveira Gomes (financial specialist)	Since March 2021
Paulo Ricardo Satyro Bianchini	Since November 2018

(*) Elected by the Board of Directors at a meeting held on January 16, 2025. Awaiting approval by Bacen.

Mr. Amaro Gomes, taking into account his knowledge, skills, abilities and experience in accounting, audit and regulation of the financial market, as well as the various leadership roles he has held in organizations where these professional attributes were an essential requirement, including in the international context, is a qualified financial specialist member, according to the terms of article 9 of CMN Resolution No. 4,910, of 2021, article 31-C of CVM Resolution No. 23, of 2021, and section 407 of the Sarbanes-Oxley Act.

2. ROLES AND RESPONSIBILITIES

2.1. Statutory Audit Committee

The Charter detailing the roles of the COAUD is available on the www.bradesco.com.br/ri website, area of Corporate Governance. In essence, the primary task of the Committee is to advice the Board of Directors in the monitoring, evaluation and review of:

- The responsibilities of the Board of Executive Officers are to ensure:
  - The existence and operation of a system of internal controls that is effective and structured to protect the assets and revenue of the Organization, and for preparing the Financial Statements;
  - The integrity of the Individual and Consolidated Financial Statements of the Bradesco Organization, with attention to the significant accounting judgments and assumptions, as well as the Management Reports and any formal announcements and information required by the regulators and related to them;
  - The compliance with ethical standards, policies, plans and procedures of the Organization, as well as with laws and regulations;
- The qualification, independence and execution of the Independent Audit, including those responsible for the actuarial audit, as well as the relationship with them;
- The independence, execution, training and efficiency of the Internal Audit;
- The effectiveness of policies and procedures for receipt and processing of information and complaints about the violation of legal and normative devices applicable to the Bradesco Organization.

Monthly, the COAUD prepares a Report with the main issues discussed in meetings and duly registered in the Minutes with recommendations and accompanying adequacy, process improvements and controls are recorded, an instrument made available on the Governance Portal for knowledge of the Board of Directors' Members. Additionally, through its Coordinator, keeps the Board of Directors regularly informed about relevant issues associated with the duties of the Committee, in particular those directly related to the Financial Statements.

2.2. Management of the Bradesco Organization

The Management is responsible:

- For the definition and implementation of processes and procedures that aim to gather data to prepare the Financial Statements, with observance of the corporate legislation, the accounting practices adopted in Brazil, the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the relevant regulatory acts of the National Monetary Council (CMN), Securities and Exchange Commission (CVM) and Central Bank of Brazil (Bacen), and for Banco Bradesco being listed on the New

York Stock Exchange (NYSE), and of the standards established by the SEC and by the Sarbanes-Oxley Act (SOx);

- For preparing the full Financial Statements, risk management, effectiveness of the system of internal controls, for ensuring that the activities comply with the legal rules and regulations; and
- For the processes, policies and procedures of internal controls to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, at acceptable levels, of the risk factors.

2.3. Independent Audit

KPMG is responsible for auditing the semiannual and annual Financial Statements, and for reviewing of the Quarterly Information (ITRs), issuing reports that reflect the results of their findings and presenting their independent opinion about the trustworthiness of these Statements in relation to the accounting practices adopted in Brazil and with the IFRS as issued by the IASB, in addition to the adherence to the CMN, CVM, Central Bank of Brazil (Bacen), SUSEP, ANS and standards and the precepts of the Brazilian corporate law and North American regulations applicable to Banco Bradesco and its Subsidiaries.

2.4. Global Internal Audit (AIGL)

Directly subordinate to the Board of Directors, the Global Internal Audit (AIGL) acts independently and objectively – free from any interference regarding the issues of audit, selection, scope, procedures, frequency, time or content of the report – in the evaluation of the internal controls and processes focused on the operational effectiveness of the Bradesco Organization. Through the use of statistical bases and models, the Internal Audit prioritizes the areas and activities that have more sensitive risks to the operations and strategy, the actions of management of these risks and adequacy of governance and of the relevant controls, exercising the fundamental role of assisting the Management in its responsibility to protect the assets, reputation and sustainability of the Organization. In accordance with existing regulations and the Charter, the COAUD and the Board of Directors have the responsibility of approving the Charter, the Work Plan and the Annual Report of Activities of the Internal Audit.

In the first half of 2024, AIGL obtained, after methodological review, the evaluation of governance and work roles, and compliance with internationally recommended attributes, its Recertification before IIA Brasil, a fact that occurred for the second time, since it was initially Certified in 2014. It should be noted that IIA's assessment had the scope expanded, including the certification of the entire audit environment in the branch network.

2.5. Financial Risk Management

The dependency of Financial Risk Management, linked to the Vice-Presidency of Risks, is responsible for strengthening the corporate vision of financial risks, through the identification, evaluation, monitoring and risk management, in conjunction with the various areas and companies of the Bradesco Organization.

2.6. Compliance and Non-Financial Risk Management – Internal Controls

The dependency of Compliance and Non-Financial Risk Management, linked to the Vice-Presidency of Risks, supports the Board of Directors, the Audit Committee and the Board of

Executive Officers in coordinating a Corporate Conduct Program (Compliance), which consists in the compliance with internal and external laws and regulations, aligned with the strategy of the Bradesco Organization and its social surroundings. In addition, it is responsible for the elaboration of internal rules and for the subsidy to the areas in compliance with the issues related to integrity, conflict of interest, ethics, and behaviors – corporate, competition and anti-corruption. It also responds, independently from the commercial areas, for the Corporate Area of the Internal Control System.

2.7. Corporate Risk Management

The dependency of Corporate Risk Management, linked to the Vice-Presidency of Risks, has the mission of strengthening the strategic and integrated performance of the control areas, with responsibility under the Strategic Plan of the second lines, Risk Appetite (RAS), Risk Governance, Project Management and Strategy Risk.

2.8. Ombudsman Offices – Consumer Service

The Ombudsman Offices of Banco Bradesco and of Grupo Bradesco Seguros have the competence of monitoring the performance of the Organization in the Rankings of Complaints, reporting the main events and helping with recommendations for improvement and changes to practices and routines to meet the expectations of clients and users. To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsman Offices interact with the Dependencies and the Affiliated Companies, in addition to acting in the relationship with regulatory authorities and protection and defense of the consumer. The Audit Committee holds semiannual meetings with the Ombudsman (Banco Bradesco and Grupo Bradesco Seguros, in this case, through the Bradseg and Bradesco Saúde audit committees) to get to know the nature of the records and to follow-up the implementation of recommendations.

2.9 Internal Evaluation of Models

Dependency responsible for evaluating the models adopted in the various areas of Banco Bradesco independently, such as risk management, capital calculation, stress test, pricing, provisions, through the use of quantitative tools aimed at the certification of such models, in order to improve efficiency and accuracy, and reduce costs in the decision-making process.

3. HOW THE COAUD EXERCISED ITS ROLES AND RESPONSIBILITIES

Preliminarily, we highlight that in Chapter 4 – Main activities and significant issues considered by the COAUD, of this Report, are presented with more details of the assignments developed. In this chapter, we present an overview to highlight some relevant aspects.

Considering the macroeconomic environment and the priorities of the COAUD for the Fiscal Year of 2024, highlighted in the introduction of this Report, as well as the strategy of the Bradesco Organization, the Committee devoted attention to information on (i) the direct and indirect effects on the operating income; (ii) the risks and uncertainties and the impact on current and future judgments, assumptions and estimates concerning accounting information, in particular provisions and valuation of financial assets; (iii) the effects on economic and

regulatory capital and the impact on liquidity; and (iv) the review procedures and findings of the Independent Audit and Internal Audit, and other lines of defense.

In particular, the COAUD intensified the follow-up on assumptions, models and judgments related to credit risk, mainly regarding the adequacy of the parameters used to develop and calibrate provisioning models, taking into account the historical data and recent experience. In addition, other areas of significant accounting judgments that required attention included the mensuration of financial instruments, the valuation of the recoverable asset value, the analysis of the contingent liabilities, investments in associated companies and the provisions constituted in the Grupo Bradesco Seguros.

The Independent Audit regularly shared its points of view on the reasonableness of the assumptions used in the adopted models, considering the macroeconomic environment in the design, implementation and operation of controls related to them and other issues considered relevant.

It is also important to highlight that the COAUD continues to monitor the implementation of the Corporate Strategy in the framework of the Transformation Process called “Change”, released in mid-February/24 by the CEO of Banco Bradesco.

3.1. Meetings and Training

In view of the annual planning, the COAUD held meetings (formalized appropriately in Minutes, as required by the regulations in force) with representatives of the areas responsible for accounting, financial, tax and labor processes, as well as in the monitoring by the second and third Lines of Defense, in the scope of addressing the risks and internal controls, and regularly received the Management Report of “Monitoring of Loan Operations and Delinquency”, "Market and Liquidity Risks and Limits", and the Regulatory Pending Assessment and External Audit Committee (CAPRAE).

In the Fiscal Year of 2024, the Committee participated in 290 meetings, especially those with the Board of Directors, the Fiscal Council, the Executives of the areas of Business, Information Technology, Risk Management, Internal Control, Compliance, as well as those with the Independent Audit and Internal Audit, and with the Central Bank of Brazil (Bacen). On these occasions, the COAUD received updates on relevant issues and accompanied the repo actions and priorities established by the Committee; the appetite and approach to risk management, including emerging risks; the cybersecurity; the use of the cloud; Sustainability and ESG, with a focus on impacts of climate change and regulatory requirements of Bacen, CVM, SUSEP, ANS and SEC; the money laundering and funding of terrorism prevention; the conduct and treatment of potentially vulnerable clients; the governance; the financial education; and the enhancement and development of models.

The following is a summary of the meetings held:

By Institutions


Authorized to operate by Bacen (Central Bank of Brazil): 269 Meetings
93%
1%
2%
4%
Area of Health: 4 Meetings
Areas of Insurance, Pension and Capitalization: 7 Meetings
COAUDS Bradseg and Health: 10 Meetings

By Subject


Model Validation - AVIM: 2
PLD/FT (preventing money laundering and combating the financing of terrorism): 15
Civil and Labor Provisions: 6
Tax Credit: 4
Budget: 2
Ombudsman: 1
COAUDS Bradseg and Health: 10
Treasury - TVM/ALM and Liquidity Risk: 4
Funds: 6
Internal Control/Compliance: 18
ESG/Cyber/Access Management: 17
Internal Audit: 31
BBI/Other Administrative: 36
Credit/Risk Monitoring: 36
Statements of Financial Position: 102

By Lines of Defense


39.6%
19.8%
23.5%
9.7%
5.8%
1.7%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
Executive: Board of Directors/Fiscal Council and Audit Committee
COAUDS Bradseg and Health

In the context of continued education, the Audit Committee participated during 2024 in several training activities, including:

- ACI Financial Services (KPMG): The Expectations of the Regulator and the Agenda of the Audit Committee in 2024;
- Febraban: First Congress of Fraud Prevention and Suppression, Cyber and Banking Security;
- Deloitte: Hot Topics of the adoption of CMN Resolution No. 4,966/21 and complementary for Audit Committee Members - Critical Affairs that deserve the attention of the governance bodies of Financial Institutions;
- Febraban Tech 2024;
- 25th IBGC Congress – Brazilian Institute of Corporate Governance – Corporate Sustainability;
- ACI Financial Services (KPMG): 89th ACI Institute's Debate Panel;
- Lecture by Mr. Marcelo Trindade: Insider Trading – Integrity;
- Ibracon ESG Week;
- CONBRAI 2024: Tracking the future of Internal Audit - Connections between skills, technology, ethics and empathy; and
- 90th ACI Institute's Debate Panel.

3.2. Review of the Financial Statements

The review of the Financial Statements by the COAUD during the Fiscal Year of 2024 included the Quarterly Information (ITR) for the reference dates of March 31, 2024 and September 30, 2024, the Semiannual Report for the reference date of June 30, 2024, and the Report of the Fiscal Year ended on December 31, 2024. It is a responsibility of the Management the complete and accurate preparation of the Financial Statements – Individual and Consolidated – of the Bradesco Organization, presented in accordance with the accounting practices adopted in Brazil, are established by the Bacen and/or issued by the Accounting Pronouncements Committee (CPC) and endorsed by the CVM, extended to SUSEP and ANS, and with the IFRS issued by the IASB, which should be audited by independent auditors registered with the CVM.

As part of this review, the COAUD evaluated the application of critical accounting policies, accounting judgments and significant assumptions, and the compliance with the requirements of disclosure, to ensure that they were consistent, appropriate and acceptable, according to the relevant requirements for the preparation and disclosure of Financial Statements. The Committee discussed with the technical areas and considered the performance metrics related to strategic priorities, in order to monitor developments in the period and identify the main aspects influencing the achievement of budgetary targets, as well as to analyze if they were presented in a balanced way and reflecting the risks and uncertainties appropriately.

In addition, the COAUD evaluated the effectiveness of the system of internal controls related to the preparation of the Financial Statements, with attention and critical evaluation of amendments, enhancements, and any developments that affect it. The Committee received regular updates and confirmations that the Management had adopted the actions necessary to remedy possible important failures or weaknesses for the processes and operating controls identified through the operation of the structure of controls of the Bradesco Organization. The procedures adopted in the three lines of defense to identify, monitor, assess and mitigate potentially relevant impacts were regularly reported to the COAUD.

Lastly, the COAUD devoted particular attention to the Key Audit Matters (PAAs) indicated by the Independent Audit on the date of issuing its Report and publication of the Financial Statements for the Fiscal Year of 2024 following more relevant discussions with the areas responsible and the team of independent auditors.

3.3. The COAUD and the Independent Audit

KPMG is responsible for auditing the Financial Statements of the Bradesco Organization, carrying out this role since 2011, promoting, every five (5) years, the rotation of the partner and those responsible for conducting the audit, according to the best market practices. The COAUD reiterates the record made in its Report of December 31,2023 that presented to the Board of Directors its recommendation to remain with KPMG for the provision of independent audit services for the fiscal years of 2024 and 2025.

3.3.1. Planning of the Independent Audit and Work Execution

The COAUD reviewed the approach and strategy of the Independent Audit for the audit on the Fiscal Year of 2024, discussing with KPMG the general scope and the planning of the work, the overall strategy for significant risks identified, the nature and extent of training for the team of auditors and the use of specialists (information technology, actuarial, corporate finance, taxation) required to carry out the planned audit in the Bradesco Organization. Over 2024, the COAUD received regular updates from KPMG on the progress of the audit process, submitted by the responsible partner and his senior team, intending to monitor the treatment of accounting issues and their impacts on the Financial Statements and other reports related to the system of internal controls and Key Audit Matters (PAAs). The COAUD emphasized the actions taken by KPMG regarding the PAAs pointed out in its Report related to the reference date of December 31, 2023, as well as those identified in the audit planning for the fiscal year of 2024, discussing them from the phase of planning and throughout the year.

The COAUD regularly assessed the effectiveness, the performance and the independence of KPMG, focusing on the general process of audit and on the quality of the results. KPMG stressed the continuity of the investment in additional resources and new technologies for the continuous improvement of the quality and consistency of the rendering of audit services.

The Committee, on becoming aware of the relevant points involving the evaluation of the accounting systems and internal controls, identified in connection with the examinations of the Financial Statements, accompanied the implementations of the respective recommendations for the improvement of processes, systems, and risk mitigation.

KPMG presented promptly to the Committee the results and main conclusions of the audit work executed throughout the Fiscal Year of 2024.

In addition, it is important to highlight that the COAUD, when it becomes aware of relevant events involving KPMG, in Brazil and abroad, immediately appeals to independent auditors, who present timely explanations and explications about the occurrence, how they were regularized, potentially identified risks for the independent exercise of the company's work, and possible impacts on the works in progress.

3.3.2. "Other Services" Conducted by the Independent Audit

Within the scope of its assignment to monitor and evaluate the independence of the independent auditor, the Audit Committee is aware of the extent and nature of conducting "Other Services" by KPMG. The execution of such services, not related to the Independent Audit of the Financial Statements, should be the subject of primary and preliminary assessment by the independent auditor, in accordance with its independence policy, and in compliance with the requirements established by the regulation promulgated by the CMN, the CVM, the Federal Accounting Council – CFC, the SEC, the Public Company Accounting Oversight Board – PCAOB, the International Ethics Standards Board for Accountants - IESBA and the International Auditing and Assurance Standards Board - IAASB to ensure that they do not represent a conflict of interest.

These services are contracted only after confirmation by KPMG that all the requirements of independence were considered, as well as the fulfillment of the best interests of the Bradesco Organization to hire KPMG to conduct these services, including aspects such as work closely related to that carried out for the independent audit; services that require obtaining appropriate audit evidence to express a conclusion designed to increase the level of confidence of auditors; or for investigation of internal controls in addition to the normal scope of work of the independent audit. The "Other Services" carried out by KPMG in the Fiscal Year of 2024 were:

- Banco Bradesco and BRAM – Evaluation Reports on December 31, 2023;
- Bradesco Securities Hong Kong – Financial Statements of December 31, 2023;
- Europ Assistance Brasil Serviços de Assistência S/A;
- EABS Serviços de Assistência e Participações S/A;
- Gestão OPME Ltda. – Advice (Orizon's Subsidiary);
- Odontoprev – Credit Risk Weighting Factor;
- Bradesco Organization – "Desenrola Brasil" Operation (for debtors to renegotiate debts);
- RCB and Fundo SPDA Entities – Assurance / Receivable Portfolio;
- Bradesco Procyan Investment Fund – Financial Statements;
- Odontoprev – Financial Statements / Fiscal Year of 2024;
- Bradesco CTVM and Ágora CTVM – Partial Asset Spin-off;
- Bradesco Bank – Financial Statements / Fiscal Year of 2024;
- Bradesco Financiamentos and Banco Digio – Spin-off of Operations;
- Banco Bradesco and Grupo Bradesco Seguros – Sustainability Report;
- Bradesco Securities – Financial Statements / Fiscal Year of 2024;
- Bradesco Europa – Financial Statements / Fiscal Year of 2024;
- Banco Bradesco – DCCE / Training in "Compliance Certification";
- Odontored – Independent Limited Assurance;
- Bradescard México / Fideicomiso – Financial Statements of 2024;
- Lyon Holdings – Financial Statements of June 30, 2023 and Fiscal Year of 2024;
- Odontored – Actuarial Audit;

- Odontoprev – Independent Limited Assurance;
- Multibra Fund – Financial Statements of 2023 and 2024;
- Tivio Capital – Financial Statements – Investment Funds;
- Bradesco Investment Funds – Financial Statements;
- Ictineo Entity – Financial Statements;
- Procyon Fund – Financial Statements;
- Bradesco Securities Hong Kong – Financial Statements;
- Bradesco Seguros Argentina – Financial Statements;
- Guaranteed Funds – Independent Limited Assurance;
- Bradescard México – Independent Limited Assurance; and
- Bradesco Global Funds – Financial Statements.

The COAUD did not identify objective reasons to characterize conflicts of interest, loss of independence risk or objectivity in conducting "Other Services" by KPMG. The assessment of independence by KPMG also considered the personal situation and the financial relationship that the auditor (partner responsible and other members of the team of professionals involved in carrying out the audit) has with the Bradesco Organization, analyzing possible threats and establishing the measures necessary for the solution.

Based on the plan submitted by KPMG and in subsequent discussions about the results of the assignments, the Committee considers that the activities executed were adequate concerning the business of the Bradesco Organization.

3.4. The COAUD and the Internal Audit

To allow an effective and appropriate monitoring of the activities performed by the Global Internal Audit, in adherence to its Charter and the regulations in force, the COAUD approved the Annual Audit Plan and any relevant updates made throughout the fiscal year. Besides the continuous focus on the requirements of the legislation and regulation in force, the COAUD looked at the possibility of including in the scope of the Internal Audit questions related to strategy, governance and culture, prevention of money laundering and funding of terrorism, accounting, fiscal and tax criteria, conduct in customer relationship and compliance, and financial and operational resilience.

The results of the work of the Global Internal Audit, together with the assessment of the general governance, risk management and control structure and processes are regularly reported to the COAUD, in meetings and by using the reports and executive overviews, highlighting the main themes identified, audit coverage and work developed, providing an independent view of emerging risks and impacts on the business.

On becoming aware of the focal points and recommendations, the Committee monitors the establishment of an appropriate calendar to remedy the issues indicated, the responsibility of the Board of Executive Officers, and monitors their execution, following the corrective measures taken by the Management in the areas audited.

The Global Internal Audit maintains a close working relationship with the Independent Audit, which is informed of the activities and results in the activities of the Internal Audit, having access to all of the supporting reports and records.

Annually, the role of the Global Internal Audit is submitted to a technical evaluation process conducted by the COAUD, whose results are discussed with its Board of Executive Officers. Also, the Internal Audit Board is formally evaluated on its strategic, behavioral, independence and results performance. Such evaluations are important items in the maintenance of the Quality Certification Program of The Institute of Internal Auditors (IIA), whose objective is the continuous improvement of the management of processes of the area and the adoption of best practices (methodologies, tools and management). The evaluation of the internal audit for the fiscal year of 2024 was conducted by the COAUD, in compliance with CMN Resolution No. 4,910/21.

We emphasize that the Internal Audit has responded adequately to the demands of the Audit Committee and the needs and requirements of the Bradesco Organization and of the regulatory authorities.

4. MAIN ACTIVITIES AND SIGNIFICANT ISSUES CONSIDERED BY THE COAUD

4.1. Overview

COAUD has worked closely with Corporate Risk Management, Financial Risk Management, Compliance and Non-Financial Risk Management dependencies, as well as other areas of the Bradesco Organization, to monitor the compliance with procedures for managing risks and the structure of internal control, to ensure that the areas of common responsibility were appropriately treated in the agendas of meetings with the Committee or in discussions with the Coordinator of the COAUD, with the aim of improving the connectivity, coordination and flow of information, therefore ensuring a deeper understanding of the main themes.

Among the main aspects discussed, the responsibility for identifying, measuring, monitoring, mitigating and supervising risks and controls were highlighted, and the communication to the appropriate levels of the Management through the preparation of regular, timely and complete reports. At these meetings, the COAUD aimed to identify and discuss mutual priorities, improvements and remediation programs and future issues in relation to the internal control and risk management, taking as a basis the Corporate Risk Matrix (Risk Library).

The COAUD has access to the Risk Matrices of the Bradesco Organization dependencies, particularly allowing the monitoring of the high and very high risks treated in each Matrix, strengthening the timely view of operations versus controls versus risks.

4.2. Details of the main activities and significant themes

The Work Program of the Audit Committee for the Fiscal Year of 2024 had as its focus the main processes, products and risks inherent to the business of the Bradesco Organization. We highlight below the most relevant aspects:

<table>
<tr><th>Allocation/Area</th><th>Main topics discussed and actions of the COAUD</th></tr>
<tr><td colspan="2">Financial Statements of the Bradesco Organization (Banco Bradesco and Affiliated Companies)</td></tr>
<tr><td>Review of the Financial Statements, including the Explanatory Notes, Management and Independent Auditor's reports</td><td>Principal accounting policies, practices and general criteria adopted:
• Discussion with General Accounting (CG), Controllership, Corporate Risk Management, Financial Risk Management, Compliance and Non-Financial Risk Management, Grupo Bradesco Seguros, Global Internal Audit (AIGL) and Independent Audit (KPMG);
• Careful assessment of the most significant accounting policies, considering the current regulation in Brazil, edited by the Accounting Pronouncements Committee (CPC) and required by regulatory authorities – Central Bank of Brazil (Bacen), Superintendency of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Health Agency (ANS), and the IFRS promulgated by the IASB.
Preparation of the Consolidated Financial Statements: Review of the procedures of preparation and dissemination in accordance with the IFRS promulgated by the IASB;
Macroeconomic environment in Brazil: Special attention to evaluate how the Management addressed and reflected issues arising from the macroeconomic environment and the impacts on the Bradesco Organization, on the financial reports and other relevant disclosures, such as the effects, in the present and in the future, and the potential reflexes identified for operations and business segments, such as loan operations, insurance (life and health) and private pension;
Independent Audit: Meeting with KPMG, before the disclosure of the Quarterly Information of March 31, 2024 and September 30, 2024, and of the Financial Statements for the half ended on June 30, 2024 and the Fiscal Year of 2024, to assess the aspects of the independence of auditors and the control environment in the generation of information disclosed, including in relation to the observance of the recommendation of the COAUD so that the main companies of the Bradesco Conglomerate of closed capital and Grupo Bradesco Seguros, which compose the Consolidated Financial Statements, publish their Financial Statements together;
Review of the Financial Statements – Individual and Consolidated – and Management Reports (ITRs of March 31, 2024 and September 30, 2024, half-ended on June 30, 2024, and Fiscal Year of 2024: Endorsing its content, prior to the approval by the Board of Directors and its authorization for disclosure, ensuring compliance with the legal requirements and the proper application of the relevant accounting principles, and ensuring that the Independent Audit had issued its corresponding Report.</td></tr>
<tr><td>Subsidiaries</td><td>Highlight for activities related to the Grupo Bradesco Seguros and Banco Digio: Monitoring of the main aspects associated with the preparation of the Financial Statements, including through regular discussions with the Audit Committees of the Insurance Group (Bradseg and Bradesco Saúde). In this process, the COAUD exercises its attributions through monitoring meetings with the accounting records and legal requirements applicable to these organizations, as well as internal and independent auditors. On these occasions, several relevant issues of operational, legal, fiscal, tax and information technology are discussed, with emphasis on administrative structure, strategies, results, risk management, internal controls, and relevant notes by the internal audit and points of the independent auditors.</td></tr>
<tr><td>Key accounting policies, estimates and significant judgments</td><td>Allowance for losses on loan operations (Loan Loss Provisions): The calculation of the provision for estimated losses with loan operations is based on statistical models that capture historical and prospective information and, combined with the Management's experience, aim to reflect the expectation of losses in different economic scenarios. For this purpose, it involves significant judgments, especially considering the level of uncertainty under the current macroeconomic conditions. Among the main aspects analyzed by the COAUD, the following were highlighted:</td></tr>
</table>

	impairment; loan and advance portfolio, including guarantees, sureties and debentures, with an emphasis on the expectations of future losses in Retail and Corporate Debt portfolios; and parameters and criteria for the constitution of the supplementary provision; Evaluation of financial instruments: Due to the conditions of higher volatility in the market, mainly as a result of the inflation behavior and the behavior in the basic interest rate by Bacen, the COAUD periodically discussed the impacts on the models to assess the investment portfolio (securities available for sale and negotiation) and derivatives, particularly considering the main assumptions, metrics and significant judgments used for the determination of fair value; Tax credits: Special attention was given to the calculation of deferred tax assets and the estimates of recovery (realization), especially about the macroeconomic environment, on the future results of the Organization and on the resulting taxable profits, based on the business plan and budgets established by the Management. In particular, take note of the projections of likelihood and sufficiency of future taxable profits, future reversals of temporary differences, tax planning strategies in progress, and impacts of changes in tax legislation. The COAUD also considered the judgments of the Management related to the tax matters in relation to which the appropriate tax treatment is uncertain or subject to interpretation, and which are in the process of judicial discussion and categorized as contingent (classified as possible, and therefore object solely of the Explanatory Note); Recoverable Amount of the Assets – Goodwill and other non-financial assets: The Management has tested the impairment of goodwill and other non-financial assets, with judgments that considered the long-term growth, interest rates, discount factors and expected cash flows, in terms of compliance with the accounting standards and reasonableness of the estimate; Provisions and Contingent Liabilities: Legal proceedings and regulatory issues – Judgment regarding the recognition and measurement of provisions, as well as the existence and evaluation concerning contingent liabilities. The issues that require significant judgments were highlighted and the assessment of the COAUD considered the integrity of the database, the criteria adopted for the accounting provisions and respective sufficiency. The Committee follows with critical rigor the models and criteria adopted for the constitution of civil, fiscal and labor provisions; Technical Provisions of Insurance, Pension Plan and Capitalization: The COAUD became aware of the premises and judgments adopted by the Grupo Bradesco Seguros (GBS) and certified that the processes comply with the requirements established by SUSEP and ANS in the Actuarial Technical Notes, including Guarantor Assets (securities under sale or repurchase agreements). It had a meeting with the PwC Independent Audit responsible for the Actuarial Audit at Grupo Bradesco Seguros. Hedge accounting: Among the several aspects related to hedge accounting addressed by the COAUD, particular attention to the specific governance in the operations contracting process and their accounting classification, taking into account the requirements established by regulatory authorities and the specific requirements of the IFRS. The COAUD discussed the main features of registered hedging operations, the compliance with governance and internal controls (including necessary documentation to enable the specific accounting recognition), the current macroeconomic conditions and their impact on the forecasts of likely cash flow and cost of operations, and the efficiency of the structures during the horizon covered.
Grupo Bradesco Seguros	
IFRS 17 – Accounting for insurance contracts	Implementation of IFRS 17 – Accounting for insurance contracts: The COAUD continued to monitor potential strategic implications, taking into account the requirements of the new accounting model for the calculation of liabilities and for the entry of revenues, whose international experience is indicated as broad and potentially culminate with strategic impacts on the insurance business. The Committee will continue to discuss and monitor with GBS, and in periodic meetings with the Independent Auditor and the Internal Audit and the impact of the IFRS 17 on the Financial Statements, as well as monitor the evolution of the segment disclosures in the

	Consolidated Financial Statements (in particular as regards transparency and communication to investors).
Grupo Bradesco Seguros – Liabilities in IGPM	Mismatch of assets and liabilities in Bradesco Seguros: The GBS continuously studies and evaluates the alternatives for the best option of managing liabilities linked to the IGPM and, in addition, to contracts that have a clause that allows new contributions by unilateral decision of the beneficiaries, which can increase the existing mismatch today.
Sustainability, ESG and Climate Risk	
Bradesco Organization's Strategy and Regulatory Requirements for Sustainability, ESG and Climate Risk	Monitoring Management's efforts to incorporate regulatory requirements and improve Sustainability reports, including topics associated with ESG and, in particular, climate risk issues. During the Fiscal Year of 2024, the COAUD learned of the alignment of Bradesco Organization's strategy in contracting loan operations and integrated risk management, particularly after the publication of CMN Resolution No. 4,943, of 2021, which included requirements applicable to the social risk management, environmental risk and climate risk in the framework of risk and capital management, and CMN Resolution No. 4,945, of 2021, with improvements of the Policy of Social, Environmental and Climate Responsibility (PRSAC), and innovating in the requirement for the disclosure of information to the public in general, in force, as per July 2022. In addition, the COAUD learned of the ongoing processes for compliance with the requirements established by CVM Resolution No. 59, of 2021, which requires information to be provided regarding environmental, social and corporate governance aspects. In addition, with the promulgation by the International Sustainability Standards Board – ISSB, in June 2023, of international standards with recommendations for the preparation of the sustainability report (IFRS S1) and for climate related disclosures (IFRS S2), CVM determined its compliance in Brazil, pursuant to CVM Resolution No. 193, of 2023, from the Fiscal Year of 2026. CMN took the same decision, through Resolution No. 5,185, of 2024, determining that the larger financial institutions should prepare and disseminate, together with their financial statements, the sustainability report in accordance with the aforementioned IFRS S1 and IFRS S2. The COAUD has dedicated more time trying to understand aspects, such as internal control systems aimed at identifying, quantifying and disseminating such risks, efforts to develop measures and metrics to monitor the progress and commitments made by the Bradesco Organization, and the governance adopted in preparing the Sustainability Report in the form determined by regulators. It is worth noting that the integration of social, environmental and climate factors in risk management, which is part of the Organization's strategy, was already being monitored by the COAUD with the competent areas, focusing on the progress of the processes necessary to meet such regulatory demands. Discussions during the fiscal year involved the area of credit, Bradesco Asset Management (BRAM), the Financial Risk Management area, those responsible for the management of the sustainability strategy, the Controllership and the Sustainability area, with corporate responsibility for the coordination of ESG – Environmental, Social and Governance issues, including the preparation of the Sustainability Report.
Independent Audit	
Planning and execution of the audit	Process: Detailed analysis and discussion about the planning, progress and execution of the audit plan; Execution: Obtained confirmation of the auditor that had full access to all the information to perform the audit as planned; Recommendations: Discussed and exercised strict control over the Independent Audit recommendations and the actions needed for correction in the corporate units, monitoring the implementation of the related action plans; Reports: Discussed improvements in financial reports based on new accounting standards and best practices; Review: Examined the reports of the auditor on the ITR (reference dates: March 31, 2024 and September 30, 2024), as well as the Financial Statements (the semiannual one, of June 30, 2024) and the Fiscal Year of 2024 before the Auditor submits them to the Board of Directors.

Relationship	The Independent Auditor participated in several meetings of the COAUD, allowing the Committee to act as a communication channel between the Auditor and the Board of Directors, and monitor the fulfillment of its recommendations and/or clarifications to its questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	We evaluated the independent auditor and their contribution to the integrity of the Financial Statements as a result of their work.
Internal Audit	
Planning and execution of the Internal Audit	Legal and statutory devices: Verification of compliance with those applicable to the Bradesco Organization, in addition to internal regulations, in the scope of continuous efforts to develop, implement, enhance and maintain a strong control environment and appropriate to the structure, operations and risks; Work plan for 2025: Approval by the COAUD prior to the submission to the Board of Directors, based on comprehensive risk, alignment to strategy and regulatory demands; Execution of the audit plan: Receipt of reports and regular reports on the activities of internal audit in the Fiscal Year of 2024, allowing the COAUD an additional scrutiny as well as the exercise of strict controls on its recommendations and the necessary actions for correction in the corporate units, obliged to submit relevant resolution action plans.
Relationship	Meetings with the COAUD: The Executive Board of Internal Audit and other representatives of the area regularly participated in meetings of the COAUD and the Committee, monitored the fulfillment of their recommendations and/or clarifications to their questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	The COAUD regularly evaluates the execution of the works of the Internal Audit and its contribution to the integrity, adequacy and effectiveness of the systems of internal controls related to accounting, contingencies, risks, financial and operational, beginning with the application of the systematic and disciplined approach to the evaluation and continuous improvement of the related processes.
Structure	Resources: Analysis of the budget of the Internal Audit for 2025, ensuring the availability of the human and material resources required. Of particular interest to the COAUD were themes such as development, qualification and training of the team, attraction and retention of talents, and digital initiatives necessary for the improvement of the work processes.
Internal Controls and Ombudsman	
Internal Control System	Internal Control System: The COAUD accompanied and monitored, in regular discussions with the areas of Corporate Security, Financial Risk Management, Compliance and Non-Financial Risk Management, Corporate Risk Management, AIGL, Independent Audit and other business areas, the effective performance of the three (3) Lines of Defense, focusing on the assignments and responsibilities of each one in the compliance and improvement of the controls adopted, aimed at mitigating the risks inherent to the business processes.
Ombudsman	Bradesco and Grupo Bradesco Seguros: Periodic meetings with representatives of the Ombudsman of Bradesco and with members of the COAUDs of Bradseg and Bradesco Saúde to discuss specific situations of complaints cataloged by various Whistleblowing Channels, particularly in relation to the business practices, conduct, financial, accounting, financial reports, audit and internal controls. Being aware of the details presented as to the procedures in force normalized and practiced in violation of such guidelines, we checked the records of actions together with Business managers involved with the theme to rectify the identified anomalies, in order to allow, corporately, the improvement of processes and the acculturation of the Areas in the marketing of Products and Services of the Bradesco Organization.
Business and competition	

Business and competition	Management of Loan Portfolios: Monitoring of the evolution of the different loan portfolios. Special attention was given to the alignment of the ESG-related strategy and to the loan concessions, to the internal controls and governance, to the evolution of the contracts conducted through digital channels and to extensions, renegotiations, renewals, recoveries, and write-offs; Conduct, suitability and assistance to potentially vulnerable people: Follow-up and monitoring the advances in the processes focused on compliance with regulatory requirements, given the contingency of clients characterized as "potentially vulnerable" and the demands of a regulatory nature; Customer Relationship: Follow-up the fulfillment of standards and services provided to the consumer also taking into account the themes identified by the Ombudsman (Customer Service/Ombudsman); Financial Education: Follow-up of the Project aimed at meeting the requirements established by Joint Resolution No. 8, of December 21, 2023, instituting measures aimed at clients and individual users, including individual entrepreneurs; Technological Innovation: Updated periodically on the progress and potential impacts of Open Banking, Fintechs and other startups, use of the cloud, artificial intelligence, Big Data, digital assets, among others.
Risk management	
Risk management	Coordination with other Committees: The risk management area, the regulation and compliance department, the Internal Audit, among others, participated in joint meetings with the Risk Committee. Among the topics discussed we highlight the report on the model risk, risk management of the group, complaints sent to the Open Channel, risk of the supplier; Strategy, structure and policy for the management of risks: Follow-up of the work of the Financial Risk Management area to evaluate the adherence of the internal control system and in the identification, monitoring and management of the most relevant risks, as well as the activities and results of the work of the dependencies of Financial Risk Management and Compliance and Non-Financial Risk Management, corporate manager of the Internal Control System, and the newly created dependency of Corporate Risk Management, responsible for the Strategic Plan of the Second Lines; Business areas: Meetings with the various areas of Business and Control, and with the Internal and Independent Audits, to monitor the main processes, and certification as to the commitment of the Management for the mitigation of risks and the continuous improvement of the associated internal controls; Liquidity and Market Risks: Weekly monitoring, by means of reports prepared by the Financial Risk Management area, of the results of the Trading portfolio and the limits established by the governance for Value at Risk (VAR), Liquidity Coverage Ratio (LCR) and Minimum Reserve of Liquidity (RML) – Brokerage Companies and Grupo Bradesco Seguros, as well as the main exposures in currencies, indexes and assets, including the Banking Portfolio, with corresponding Economic Value of Equity (ΔEVE); Credit Risk: Monthly follow-up with the areas of Financial Risk Management, Credit Recovery, and ID – Guarantee Sector and Credit Concession, to know the evolution of the main loan portfolios and default levels (Individuals, Companies, and their respective segments, modality and economy sector). The sufficiency of provision (see the specific Loan Loss Provisions topic), concentration levels and approaches for credit recovery were also discussed, with emphasis on the Expectations of Future Losses in retail portfolios (regulatory requirement as of January 1, 2025) and the movement of Corporate Debt Ratings.
Regulating Authorities (Regulatory issues and compliance)	
Demands and expectations	Questions of the Bacen: Knowledge of the content of the responses and monitoring of progress to meet the demands and solution of the recommendations and expectations of the Direct Supervision Department (Desup), the Conduct Supervision Department (Decon), the Indirect Supervision Department (Desig) and the Strategic Management and

	Specialized Supervision Department (Degef), regarding compliance with regulations and specific requirements related to models, conduct (e.g. fraud and scams, suitability and people potentially vulnerable, customer relationship), and prevention of money laundering and terrorist financing.
Relationship with regulating authorities	Compliance: Monitoring the effectiveness of the Compliance and Non-Financial Risk Management area and other structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business; Reports submitted to the regulatory authorities: The COAUD discussed the main elements of the ICAAP Reports and Effectiveness (Circular No. 3,978), forwarded to the Bacen, and discussed the need to maintain continuous focus on the quality and reliability of the regulatory reports.
Prevention of Money Laundering and Terrorism Financing	Prevention of Money Laundering and Terrorism Financing: Continuous monitoring regarding the improvement in the management of the AML/TF (Anti-Money Laundering and Terrorism Financing) process, based on the results of the regular inspections of the internal and external entities, in the best management practices (methodologies, tools, and people), allowing Corporate Security to work with a centralized view on analysis and clearance in movements of greater risk occurring in business transactions and the checking accounts.
Information Technology	
Security and Controls in key processes	Implementations of security procedures in accessing information: Bradesco and Bradesco Seguros – Meetings with the Board of Directors, Management departments involved in the "Process of Access Management" and with KPMG to monitor the effectiveness of implementations of security procedures in accessing information (sensitive or not), as well as in the forwarding of departmental systems for the process of automation, within the cost vs. benefit premise and mitigation of the operational and image risks; Application controls and general information technology: Monitoring of ongoing changes, security (logical and physical), computer operation and logging, migration to CLOUD, analysis and resolution of incidents and problems; Cybersecurity: Continuous monitoring of security measures, mitigating the associated risks.
Development of systems – General Accounting and Controllership	Development of systems for the General Accounting and Controllership: The COAUD has monitored and accompanied the impact on the environment of risk and control resulting from the development of systems that will enhance the process of preparation of Financial Statements, centered on the database, speeding up the time for processing and reducing the volume of manual adjustments, both for Banco Bradesco and for the Consolidated. The Committee received regular updates on the progress in the program, which are fundamental to assess the adequacy of these processes and the benefits associated, such as the agility, timeliness and reliability of the Financial Statements. In addition, the COAUD requested that the Independent Audit and Internal Audit should include the execution of specific reviews directed in carrying out its work, covering the work plan and management of the changes.
Topic with relevant impact	
CMN Resolution No. 4,966, of 2021 – Accounting for financial instruments under IFRS 9: operational, financial and tax aspects	Implementation of the requirements established by CMN Resolution No. 4,966, of 2021, from January 1, 2025 – Adoption of the precepts contained in IFRS 9 – Accounting of financial instruments and tax treatment: The COAUD accompanied, through regular meetings with the General Accounting area, corporate coordinator of the Project for Implementation of Resolution No. 4,966, and with EY Consulting, contracted to assist in the development. CMN Resolution No. 4,966, of 2021, has as its main impact the calculation of the provision for losses with loan operations and other financial instruments based on the expected loss, a broader scope than that set out in CMN Resolution No. 2,682, of 1999, and with a broader prospective approach.

	These criteria comply with IFRS 9 – Financial Instruments promulgated by the International Accounting Standards Board – IASB. Although IFRS 9 was adopted since January 2018 for the preparation of Consolidated Financial Statements, the implementation of Resolution No. 4,966 required the development of systems, adaptations, adjustments and adoption of specific tools and models at the individual level (for all institutions subordinate to the supervision of BACEN). Regarding the **scope**, the provision under Resolution No. 2,682, of 1999, was only applied to loan operations, instruments with credit characteristics, leasing and guarantees provided. As of January 1, 2025, CMN Resolution No. 4,966, of 2021, requires that all financial assets, including bonds and securities, guarantees provided, credit commitments and unrecognized exposures in equity accounts (off-balance sheet) must form the basis for the provision for expected losses. As for the **calculation model**, the provision becomes prospective, constituted based on the expected credit risk, measured according to the probability of default and the expectation of recovery of the instrument, taking into account the present economic conditions and future forecasts that may affect the credit risk of the instruments, as well as the value of guarantees and collateral linked to the operation. The COAUD followed the process of implementing the requirements of CMN Resolution No. 4,966, of 2021, receiving regular reports on the progress of the project, in particular the model, and more relevant judgments and criteria adopted, which took into account factors, such as the quality of the loan portfolio, systems and models for capturing credit risk, economy behavior and segments in which the institution operates, the volume of operations not considered for the purposes of constitution of the Loan Loss Provisions in terms of Resolution No. 2,682 and the level of provision maintained by the Organization on the reference date of December 31, 2024. The impact of the application of the requirements of Resolution No. 4,966 is presented in the Explanatory Note to the Financial Statements for the Fiscal Year of 2024. In the tax field, Law No. 14,467, of 2022, which changed the rules for financial institutions to deduct losses from loan operations, also from 2025, in line with the provisioning requirements established by the aforementioned CMN Resolution No. 4,966, of 2021, enabling the maintenance of the tax treatment (deductibility and possible tax credits) from the expenses arising from the application of the new model, was amended with the publication of Law No. 15,078, of December 27, 2024, clarifying that the aforementioned losses may be excluded from the net profit, in determining the taxable income and the basis of calculation of the CSLL, at the rate of one eighty-fourth (1/84) for each month of the calculation period, as per January 2026. However, Law No. 15,078 allowed that, by December 31, 2025, institutions may irrevocably and irretrievably choose to make deductions at the rate of one hundred and twentieth (1/120). Such a measure was fundamental to clarify the issue and the COAUD will monitor the relevant impacts.

5. CONCLUSION

The activities carried out in the scope of risk management, compliance, and evaluation of the system of corporate internal controls are properly routed, considering the size and complexity of the Bradesco Organization. The COAUD registers as positive the efforts that have been developed to guarantee the efficiency of the operations, of information that generates the Financial and Accounting Reports, as well as the observance to internal and external standards to which the transactions are subject.

In relation to the demands of the Central Bank of Brazil, the COAUD follows-up and monitors the meeting of those presented by the Conduct Supervision Department (Decon) and

by the Direct Supervision Department (Desup) relating to compliance with the rules and specific requirements related to models, conduct, suitability and potentially vulnerable people, customer relationship, prevention of money laundering and terrorism financing (AML/TF).

The COAUD highlights the continuous improvement in the efforts of the Board of Executive Officers to meet in a timely manner, with the required quality, the requirements of Bacen, the commitment of Senior Management to lead the necessary processes, sponsoring and supporting actions aimed to fully comply with the issues and recommendations, and the adoption of operational procedures and accounting practices in line with the internal policy and business ethics of the Bradesco Organization.

The Audit Committee, together with the Board of Executive Officers, reviewed the audited Financial Statements of the Bradesco Organization, for the Fiscal Year of 2024 and discussed with KPMG the Key Audit Matters (PAAs) and the recommendations for improving the system of internal controls, including risk management, governance and information technology, as well as monitored the execution of the works in accordance with the plan presented at the beginning of the year, evaluating the professional qualification and independence of the external auditors.

In relation to the main items reported in the Financial Statements, the COAUD, after the analysis and scrutiny of the reports presented by the technical area, agreed with the conclusion of the Board of Executive Officers that:

(i) the allowance for losses on loan operations is adequate in relation to the current macroeconomic situation and the uncertainties inherent in the present environment;

(ii) the forecasts, studies and expectations of the execution of goodwill and tax credits, based on assumptions and estimates of future profitability, support the recoverability of such assets;

(iii) the evaluation of financial instruments considered adequately the events that could culminated in review or new significant judgments, considering the macroeconomic environment and the characteristic of such assets, and the COAUD considered the accounting treatment satisfactory in relation to various issues regarding the classification in the portfolios of Trading and Banking, to the recognition of revenue or loss, and in relation to the presentation;

(iv) for the provisions and contingencies, the COAUD checked the integrity of the databases and reviewed the criteria and assumptions adopted for the constitution of tax, civil and labor provisions, as well as the information available, to classify obligations as "remote", "possible" and "probable", agreeing on the amount of provision constituted and that the level of disclosures in the Explanatory Notes provide appropriate information to investors about the contingent liabilities;

(v) regarding Grupo Bradesco Seguros, the COAUD checked that the Technical Provisions are adherent to the Technical Notes of SUSEP and ANS; the Supplementary Technical Provisions related to the mismatch of assets and liabilities in the IGPM; the guarantor assets linked to the Technical Reserves (TVM and Other Assets) were assessed correctly, based on technically recommended procedures and required by the regulating authorities.

The COAUD follows ongoing studies on the management of liabilities linked to the IGPM, and monitors the impacts arising from the implementation on January 1, 2025 of IFRS 9 – Accounting for Financial Instruments, focusing on the transition and strategic and financial implications.

Given the present macroeconomic environment, the COAUD focused on the Organization's ability to maintain strong internal controls in the context of the challenges arising.

Taking into account the negotiations with the Board of Executive Officers and KPMG and considering the underlying processes used to prepare the financial reports, the COAUD believes that the Financial Statements for the Fiscal Year of 2024, are presented, in all relevant aspects, in an understandable manner, providing to shareholders the information necessary for the assessment of the financial position and performance of the Bradesco Organization, as well as the relevant aspects of its business model, strategy and risks, and recommends to the Board of Directors the approval of the aforementioned Financial Statements.

6. PRIORITIES OF THE COAUD FOR THE FISCAL YEAR OF 2025

The macroeconomic environment in Brazil continues to present important challenges, as highlighted by Bacen and reported in the introduction of this Report, which is reflected in the basic interest rate that, despite the reductions occurring during the second half of 2023 and early 2024, showed a significant increase during the second half of 2024, reflecting the maintenance of a restrictive monetary policy, aiming at achieving the inflation target established by CMN.

In addition to the material themes related to the object of monitoring, the COAUD will continue to monitor the impacts of the changes in the macroeconomic environment, particularly in the processes needed for compliance with the requirements of the IFRS 9 for the calculation of the expected loss for the Consolidated Financial Statements, the implementation of the large-scale regulatory changes, such as ESG-related changes, and in particular Bacen demands concerning the climate risk, the full adoption of IFRS 9 for all financial instruments and the tax and regulatory capital treatment and the evolution of the activities of the internal controls of the Grupo Bradesco Seguros (GBS).

In this context, the COAUD will continue to focus on the impacts on the results (performance) of the Bradesco Organization, in the environment of internal risks and controls and in the models used for the analysis and calculation of the allowance for losses on loan operations and for the evaluation of assets and liabilities. The Committee will discuss carefully the main judgments and assumptions regarding future economic scenarios, the reasonableness of the weightings and judgments, and the impact on the Financial Statements and related disclosures.

Among the specific actions, the COAUD will continue to (i) enhance the communication with the audit committees of the subsidiaries to ensure that there is an effective sharing of knowledge, concerns and respective solutions; (ii) monitor the execution of the Annual Plan of the Internal Audit and of the work plan of the Independent Audit; (iii) seek appropriate coordination with other committees of the Board of Directors, especially the Risk Supervising Committee, Regulations and Compliance; (iv) ensure the effectiveness of the Committee, taking into account any areas of improvement and allowing enough time for a quality discussion on the main topics and issues identified by the Independent Audit and Internal Audit.

In addition, the COAUD will focus its efforts to understand the impacts of new business models and competitors (Fintechs), digital transformation in the Brazilian banking system and digital technological developments (usage of the Cloud and new channels), especially in the aspects of meeting the demands of the market (aligned to the Customer-centric strategy) and of the Central Bank of Brazil on the issues of conduct (Customer Service, potentially vulnerable

Clients, and Prevention of Money Laundering and Terrorism Financing), of the Financial Education Project and focus on empowerment of the staff members, in particular those involved with the areas of control, risks and internal audit, in order to protect these activities and ensure their effectiveness.

In the context of technological evolution, a topic that has demanded the attention of the Committee concerns the processes, risks, controls, governance and opportunities arising from the use of Artificial Intelligence (AI) and machine learning (ML) as fundamental in various areas of the Organization, enabling the performance of activities with greater precision, speed and efficiency, among other attributes. In addition to the automation of operational tasks, the use of AI tends to spread significantly and quickly to actions, such as fraud detection and suspicious money laundering transactions, prevention of cyberattacks, compliance, simulations, decision-making support and risk management, among others.

Finally, considering the growing expectations related to ESG, with the acceleration on the establishment of standardized requirements of disclosure enacted by the International Sustainability Standards Board – ISSB, imposed by the regulators (CMN Resolutions No. 4,943, No. 4,944, and No. 4,945, of 2021, dealing with social, environmental and climate risk management, and CVM Resolution No. 59 and Circular SUSEP No. 666, of 2022), the requirements related to risk management and notices to the general public related to ESG will evolve and increase rapidly.

In view of the current information, the COAUD remains attentive to the possible impacts of ESG issues on the Financial Statements and risk environment. However, considering the particular interest of the regulators and investors, the Committee will continue to monitor improvements in the quality of data, internal controls, processes, governance and disclosure in the Financial Statements, as well as the role of the Independent Audit and Internal Audit.

In this context, will continue to monitor the scenario of Sustainability reports and will assess the implications to the Organization, including the communication with stakeholders.

Cidade de Deus, Osasco, SP, February 6, 2025.

OCTAVIO DE LAZARI JUNIOR
(Coordinator)*

AMARO LUIZ DE OLIVEIRA GOMES
(Financial Specialist)

PAULO RICARDO SATYRO BIANCHINI
(Member)

(*) Elected by the Board of Directors at a meeting held on January 16, 2025. Awaiting approval by Bacen.

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Consolidated Financial Statements of Banco Bradesco S.A. (Bradesco), related to the fiscal year ended on December 31, 2024 and, based on: (i) in meetings held with KPMG Auditores Independentes and in its reports; (ii) in meetings held with the Audit Committee and in its reports; and (iii) in the information received in meetings with Bradesco's administrators and area managers, concluded that the cited documents examined adequately reflect Bradesco's equity and financial situation as of December 31, 2024 and ratifies KPMG Auditores Independentes and Audit Committee's judgment that internal controls are appropriate to the size and complexity of their businesses.

In view of the report, the Fiscal Council's members are of the opinion that the Management Report and Consolidated Financial Statements of Bradesco, for the fiscal year ended December 31, 2024 are in suitable conditions to be assessed by its shareholders at the next Annual Shareholders' Meeting.

Cidade de Deus, Osasco, SP, February 6, 2025

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Mônica Pires da Silva

Ava Cohn

(This page has been left blank purposefully).

For further information, please contact:

André Carvalho

Investor Relations Officer

investors@bradesco.com.br

Cidade de Deus, s/n – Silver Building – 4th floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco